UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           No     X

BBVA 2025 Annual Corporate Governance Report of BBVA Report approved on February 9, 2026

Annual Corporate Governance Report of BBVA	p. 2

ANNUAL CORPORATE GOVERNANCE REPORT (ACGR)
COMPANY NAME: Banco Bilbao Vizcaya Argentaria, S.A.
REGISTERED OFFICE: Plaza de San Nicolás, número 4, 48005, Bilbao (Bizkaia)
TAX NUMBER: A-48265169

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 3

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 4

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 5

1. Executive summary

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”, the “Company” or the “Bank”) has a Corporate Governance System, defined by the Board of Directors, aimed at guiding the Group towards the achievement of its Purpose and which constitutes a key lever for driving its strategy.

In defining this System, the Board of Directors ensures that the Corporate Governance System is aligned with BBVA’s culture and values and oriented towards the achievement of the corporate interest. To this end, the Board monitors its effectiveness, adapting it, when it considers it necessary or appropriate, to the environment in which the Bank and its Group conduct their activities.

This model evolves as a result of a continuous improvement process that takes into account the needs of the Group, the opinion of the directors, international best practices and trends, the views of shareholders, investors and other stakeholders, and supervisory expectations, which makes it possible to identify improvement initiatives each year that take the form of actions that are defined and implemented throughout the year.

The implementation of these measures by the corporate bodies, together with the improvements made in recent years, has made it possible to consolidate the System as a key tool for the definition and execution of the strategy. It has also enabled the Group to operate in a dynamic environment, maximizing opportunities and long-term value creation.

In 2025, the corporate bodies have carried out intense decision-making as well as management oversight and control activity, contributing to the supervision of the Bank’s businesses and activity with discipline, responsibility and a clear focus on performance and sustainable long-term value creation. As areas of particular relevance, the following should be noted:

●

the approval of the Group’s new Strategic Plan for the period 2025-2029, following the interaction, analysis and debate between the executive areas and the Board, with the support of the Executive Committee, and complemented by the definition of strategic objectives to 2028, which were communicated to the market;

●

the promotion and oversight of the execution of the new Strategic Plan, with a focus on value creation, the efficient generation and allocation of capital, and the main execution plans of the strategy defined by the Board for the 6 strategic priorities;

●

the supervision of the Group’s businesses, which has made it possible to obtain excellent results in 2025, create value for shareholders, generate capital and maintain disciplined and efficient capital allocation, on the basis of which the Board has been able to adopt decisions that have made it possible to increase shareholder remuneration in the form of dividends and share buyback programs;

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 6

●

the strengthening of the holistic view of financial and non-financial risks by the corporate bodies and at the executive level, and with a special focus on the analysis and monitoring of the Group’s technological risks; and

●

the leadership of the process of the public acquisition of shares of Banco de Sabadell, S.A., carried out in accordance with a solid governance model since its inception, and focused on value creation and aligned with the Group’s principles and values.

As an essential part of BBVA’s Corporate Governance System, the corporate bodies are responsible for making the most important decisions of the Group, while also overseeing and controlling the management and the business. To this end, the corporate bodies have a clear assignment of functions and a robust system of checks and balances that ensure their proper functioning, avoiding the concentration of power in a single person or body.

BBVA’s Board of Directors, two-thirds of which is composed of independent members, brings extensive expertise in strategy, risk management and financial services. It has a balanced leadership structure, with a clear separation between the Chair and CEO roles, supported by strong checks & balances, including the Deputy Chair and the Lead Independent Director, both of whom are independent directors. All members of the Audit and Risk and Compliance Committees are independent, while the Appointments and Corporate Governance and Remuneration Committees have a majority of independent directors, ensuring objective decision-making and effective oversight.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 7

COMPOSITION OF THE BOARD OF DIRECTORS

Director	Role in the Board	Year of first appointment	Executive Committee	Audit Committee	Appointments & Corporate Governance Committee	Remuneration Committee	Risk & Compliance Committee	Technology & Cybersecurity Committee

Carlos Torres Vila	Chair	2015

Onur Genç	Chief Executive Officer	2018

José Miguel Andrés Torrecillas	Independent Deputy Chair	2015

Jaime Caruana Lacorte	Independent Director	2018

Enrique Casanueva Nardiz	Independent Director	2024

Sonia Dulá*	Independent Director	2023

Raúl Galamba de Oliveira*	Lead Independent Director	2020

Belén Garijo López	External Director	2012

Connie Hedegaard Koksbang	Independent Director	2022

Lourdes Máiz Carro*	Independent Director	2014

Cristina de Parias Halcón	External Director	2024

Ana Peralta Moreno	Independent Director	2018

Ana Revenga Shanklin*	Independent Director	2020

Carlos Salazar Lomelín*	External Director	2020

Jan Verplancke	Independent Director	2018

*Expiration of 3-year term on 2026’s AGM

The members of the Board of Directors have the knowledge, experience and skills needed to perform their duties, resulting in an appropriate composition of the Board as a whole, with high levels of diversity in terms of gender, expertise, knowledge and experience, both nationally and internationally, ensuring that it is aligned with the Group’s strategic needs and priorities.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 8

SKILLS MATRIX

The periodic analysis of the structure, size and composition of the corporate bodies, including the analysis of the Skills Matrix of the Board and the suitability of the directors and their dedication, together with the annual performance evaluation, reinforce the Bank’s governance model and allow for its adaptation to the circumstances and needs of the corporate bodies at all times.

As a result of the above analysis, and taking into consideration the expiration of the term of some of the Bank’s directors in 2026 and other circumstances that may affect the composition of the Board, in 2025 the Appointments and Corporate Governance Committee has continued to promote the progressive renewal process of the corporate bodies so that they can continue to have the most appropriate composition for the best performance of their functions, which will culminate in the corresponding proposals to be submitted for consideration to the Bank’s next Annual General Shareholders’ Meeting, in accordance with the information that will be available to shareholders through the BBVA corporate website.

In order to better perform its functions, the Board of Directors has established a total of 6 Committees composed of directors with specific knowledge within their respective areas of activity, and which also have a cross-composition structure to ensure efficient interaction.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 9

The Corporate Governance System integrates a balanced leadership model that helps ensure its proper functioning and effectiveness.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 10

RECOMMENDATIONS OF THE CODE OF GOOD GOVERNANCE

For the purposes of determining the degree of compliance with the recommendations of the Code of Good Governance of Listed Companies approved by the CNMV (“CGG”), BBVA complies with a total of 56 recommendations and is partially compliant with further 3 recommendations, meaning that the Company is compliant with 95% of the recommendations, given that 5 recommendations set out in the Code do not apply in BBVA’s case. Explanations are provided in this report for those recommendations with which the Company does not apply or only complies partially.

RECOMMENDATIONS THAT ARE PARTIALLY COMPLIED WITH	RECOMMENDATIONS NOT APPLICABLE

Recommendation 5 (Delegation to issue shares or convertible securities for more than 20% of the share capital with exclusion of pre-emptive subscription rights): The total amount of the issuances delegated by the BBVA Shareholders’ General Meeting are covered by the provisions of the Fifteenth Additional Provision of the Corporate Enterprises Act, which states that the 20% limit provided for in Article 511 does not apply to this type of issue.

Recommendation 42 (Additional powers beyond the legal powers vested in the Audit Committee regarding compliance and risk management): Given that BBVA is a credit institution, it has a Risk and Compliance Committee that is responsible for risk and compliance matters and maintains a broad view over all risks, while certain other Committees have duties relating to the management and supervision of certain risks.

Recommendation 52 (Rules regarding the composition and functioning of supervision and control committees): The Technology and Cybersecurity Committee is composed of four non-executive members and is chaired by an executive director, However, it is not considered a supervisory and control committee, as it is a technical Committee that provides supports to the Board in analysing and monitoring of the strategy and technological and cybersecurity risks, thus complementing the functions of the Risk and Compliance Committee in overseeing all the financial and non-financial risks.

Recommendation 2 (Enhanced transparency measures for listed companies controlled by another entity): Not applicable to the extent that BBVA does not have any shareholders holding a controlling position.

Recommendation 10 (Transparency and reporting obligations where shareholders exercise their right to supplement the agenda of the General Shareholders’ Meeting): Not applicable since no eligible shareholder has requested supplements to the call in recent years.

Recommendation 11 (General policy on attendance fees): Not applicable as BBVA does not pay attendance fees for the General Shareholders’ Meeting.

Recommendations 19 and 20 (information in the ACGR on proprietary directors and resignation of a proprietary director in the event that the shareholding of the shareholder they represent is transferred): Not applicable because BBVA does not have any proprietary directors.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 11

2. Introduction

This report has been prepared in accordance with the provisions of Article 540 of the consolidated text of the Spanish Corporate Enterprises Act, as approved by Royal Legislative Decree 1/2010, of July 2 (the “Corporate Enterprises Act”), and with the provisions of consolidated text of Circular 5/20131 of the Spanish National Securities Market Commission (“CNMV”), in free format and respecting the minimum content required by the said Circular.

The BBVA Board of Directors, at its meeting held on February 9, 2026, following an analysis by the Appointments and Corporate Governance Committee, approved this Annual Corporate Governance Report (the “Report”), the purpose of which is to disclose complete, clear and comprehensible information on BBVA’s corporate governance practices.

This Report, together with the CNMV statistical appendix set out in Annex 2, has been published as “Other relevant information”. This Report is also included by reference, in a separate section, in the management report accompanying the annual financial statements of BBVA and the consolidated annual financial statements of the BBVA Group for the 2025 financial year.

The Annex 1 titled “Reconciliation with Template set out in Circular 5/2013” indicates the location, in this Report, of the information contained in each section of the standardized format published by the CNMV.

1 Circular 5/2013, of 12 June, of the National Securities Market Commission, establishing the annual corporate governance report templates for listed companies, savings banks and other entities that issue securities admitted to trading on official securities markets (the ‘CNMV Circular 5/2013’), amended by CNMV Circular 3/2021, of 28 September, as amended by Circular 3/2021, of 28 September, of CNMV.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 12

3. Ownership structure (A)

3.1. Share Capital

At year-end, BBVA’s share capital amounted to €2,797,394,663, represented by 5,708,968,700 shares (with the same voting rights), all of the same class and series, and all fully subscribed for and paid up. There are no shares that are not representative of the capital. All the BBVA’s shares carry the same voting and dividend rights, and there are no different voting rights for any shareholder. (A.1)

SHARE CAPITAL 2,797,394,663	N° OF SHARES 5,708,968,700	N° OF VOTING RIGHTS 5,708,968,700	LAST MODIFIED 23/12/2025

At year-end, BBVA’s estimated free float was 87.62%. In accordance with the instructions for completing the Annual Corporate Governance Report, this figure has been obtained by deducting from the share capital (i) the shares held by direct and indirect significant shareholders (section 3.2), (ii) by members of the Board of Directors (section 3.3) and (iii) treasury shares (section 3.5), all at December 31, 2025. (A.11)

Other issues regarding BBVA shares

-	The Company’s Bylaws do not contain any provisions on dual loyalty. The Company has not assigned loyalty votes. (A.1)

-	There is no single natural person or legal entity that exercises or may exercise control over the Company, in accordance with Article 5 of the Securities Market Act. (A.8)

-	BBVA shareholders are not subject to bylaw-mandated restrictions on the acquisition or transfer of shares, without prejudice to those established by law[2]. (A.12)

-

No measures have been adopted against takeover bids in accordance with the provisions of Law 6/2007 (A.13). The Company has not reached any significant agreements that are coming into force, or were amended or concluded as a result of a change in the control of the Company stemming from a public takeover bid. (C.1.38)

-	BBVA’s shares are admitted to trading on the stock exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Spanish Stock Exchange Interconnection System (Continuous

2 Act 10/2014, of June 26, on the regulation, supervision and solvency of credit institutions (“LOSS”) establishes that the direct or indirect acquisition of a significant holding (as defined in Article 16 of that Act) in a credit institution is subject to assessment by the Bank of Spain, as set out in Articles 16 et seq. of the Act. Additionally, Article 25 of Royal Decree 84/2015, of February 13, implementing the LOSS (“Royal Decree 84/2015”), establishes that the Bank of Spain shall evaluate proposals for acquisitions of significant stakes and submit a proposal to the European Central Bank regarding whether to oppose this acquisition or not. This same article establishes the criteria that should be considered during said evaluation and the applicable timelines.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 13

Market), as well as on the stock exchanges in London and Mexico. BBVA’s American Depositary Shares (ADS) are traded on the New York Stock Exchange. (A.14)

3.2. Significant stakes (A.2)

At 31 December 2025, the holders of significant stakes in BBVA, are:

Name or corporate name of the shareholder	% of voting rights attached to shares		% of voting rights through financial instruments		total % of voting rights
	Direct	Indirect	Direct	Indirect

Blackrock, Inc.	0.00%	7.076%	0.082%	0.00%	7.158%

Capital Research and Management Company	0.00%	4.968%	0.00%	0.00%	4.968%

MOST SIGNIFICANT MOVEMENTS

On July 4, 2025, Blackrock, Inc. notified the CNMV that its holding in the share capital of BBVA had reached a total of 7.158%, of which 7.076% are voting rights attributed to shares and 0.082% are voting rights through financial instruments.

On July 29, 2025, Capital Research and Management Company notified the CNMV that its holding in the share capital of BBVA had reached a total of 4.968% through voting rights attributed to shares.

As of December 31, 2025, State Street Bank and Trust Co., The Bank of New York Mellon S.A.N.V. and Chase Nominees Ltd., in their capacity as international custodian/depositary banks, held 13.88%, 3.44% and 9.64% of BBVA’s share capital, respectively. Regarding the positions held by the custodians, the Bank is not aware of the existence of individual shareholders with direct or indirect holdings equal to or greater than 3% of BBVA’s share capital.

3.3. Shareholdings held by members of the Board of Directors (A.3)

As of December 31, 2025, the shareholdings held by the members of the Board of Directors in the share capital of the Bank are as follows:

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 14

	% voting rights

Name of director	Attributed to shares		Through financial instruments			That may be transferred through financial instruments

	Direct	Indirect	Direct	Indirect	Total	Direct	Indirect

Carlos Torres Vila	0.03	0.00	0.00	0.00	0.03	0.00	0.00

Onur Genç	0.02	0.00	0.00	0.00	0.02	0.00	0.00

Carlos Salazar Lomelín	0.02	0.03	0.00	0.00	0.05	0.00	0.00

Other directors (12 members)	0.01	0.00	0.00	0.00	0.01	0.00	0.00

Total % of voting rights held by members of the Board of Directors					0.11

Name of director	Name or corporate name of the direct owner	% voting rights attributed to shares	% of voting rights through financial instruments	% of voting rights

Carlos Salazar Lomelín	Danford Investments L.P.	0.026	0.00	0.026

Carlos Salazar Lomelín	Servicios Maravilla del Norte, S.A. de C.V.	0.006	0.00	0.006

% of total voting rights				0.032

Observations

BBVA has a fixed remuneration system with deferred delivery of shares for its non-executive directors approved by the General Shareholders’ Meeting, which consists of the annual allocation to each non-executive director of a number of theoretical shares equivalent to 20% of the total annual fixed allowance in cash received in the previous year by each of them. The delivery of a number of BBVA shares equivalent to the theoretical shares accumulated by each non-executive director will only take place after termination of office, provided that this does not occur due to a serious dereliction of duties.

Details of both the annual allocation and the accumulated theoretical shares can be found in Notes 54 and 50 on “Remuneration and other benefits to the Board of Directors and members of the Bank’s Senior Management” of the Annual Report of the consolidated and individual Financial Statements of BBVA for financial year 2025, respectively, as well as in the Annual Report on the Remuneration of BBVA Directors.

With respect to executive directors, their remuneration system includes, among other items, an Annual Variable Remuneration (“AVR”), the rules on accrual, award, vesting and payment of which

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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include a portion in shares and/or share-linked instruments, as well as deferral periods. Details of the shares and/or share-linked instruments corresponding to each executive director, as part of such remuneration, are included in Notes 54 and 50 on “Remuneration and other benefits to the Board of Directors and members of the Bank’s Senior Management” of the Annual Report included in the consolidated and individual Financial Statements of BBVA for the financial year 2025, respectively, and in the Annual Report on the Remuneration of BBVA Directors.

Relationships among significant shareholders (A.4, A.5 and A.6)

The Company is not aware of any relevant family, commercial, contractual or corporate relationships between significant shareholders, or between them and the Company and/or its Group. Nor is it aware of any relevant relationships of this nature between significant shareholders and the Company’s directors.

3.4. Shareholders’ agreements (A.7)

The Company has not been notified of any shareholders’ agreements affecting it, pursuant to Articles 530 and 531 of the Corporate Enterprises Act, nor is the Company aware of the existence of concerted actions among its shareholders.

3.5. Treasury shares (A.9)

The number of treasury shares as of December 31, 2025 was 2,581,174 shares held directly and 10,111,571 shares held indirectly (through Corporación General Financiera, S.A.), amounting to a total of 12,692,745, which represents 0.222% of the share capital.

In 2025, three notifications were made to the CNMV regarding treasury stock:

Date of disclosure	Number of direct shares	Number of indirect shares	Total % of share capital	Reason for disclosure

26/03/2025	3,856,798	7,453,728	0.196%	Exceed the 1% threshold

10/12/2025	32,171,266	5,861,878	0.660%	Exceed the 1% threshold

24/12/2025	2,581,174	10,111,571	0.222%	Subsequent update due to a change in the number of voting rights of the issuer

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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As regards gains or losses arising from trading in the reporting entity’s own shares, Rule 21 of Circular 4/2017 and IAS 32, paragraph 33, expressly prohibit the recognition in the income statement of gains or losses made on transactions involving own capital instruments, including their issuance and redemption. Any such gain or loss must instead be recognized directly in equity. The table of significant variations includes the date of entry of the CNMV Model corresponding to communications with treasury shares in the records of said body and the reason for said communication.

3.6. Agreements on share capital (A.10)

Agreements for the issue of securities convertible into shares

BBVA’s General Meeting held on April 20, 2021, under item 5 of the agenda, resolved to delegate to the Board the power to issue securities contingently convertible into newly issued BBVA shares, for a term of 5 years, in order to meet regulatory requirements for their eligibility as capital instruments, in accordance with capital adequacy regulations and other applicable law, for a maximum overall amount of €8,000,000,000, or its equivalent in any other currency. Moreover, it delegated to the Board the power to (i) increase BBVA’s capital by the amount necessary to meet the conversion commitments; and (ii) totally or partially exclude pre-emptive subscription rights of shareholders within the framework of a specific issuance, in compliance with applicable legal requirements and limitations.

Using this delegation of authority, BBVA carried out two issuances in 2025 of convertible perpetual securities (which count as additional Tier 1 capital instruments), excluding preemptive subscription rights, for a total amount of US$1 billion and €750 million, respectively.

On March 18, 2022, BBVA’s General Meeting, under item 5 of the agenda, resolved to delegate to the Board the power to issue securities convertible into newly issued BBVA shares (other than securities the conversion of which is contingent and intended to meet regulatory requirements for eligibility as capital instruments (CoCos), as referred to in the resolutions carried at the Annual General Meeting of April 20, 2021, under item 5 of the agenda), for a period of 5 years, in accordance with applicable provisions and subject to obtaining the necessary authorizations, for a maximum aggregate amount of €6,000,000,000, or its equivalent in any other currency. Likewise, the Board was vested with powers to: (i) increase BBVA’s capital in the amount necessary to meet the conversion commitments; and (ii) exclude, in whole or in part, the shareholders’ pre-emptive subscription rights for any given issue, in compliance with applicable legal requirements and limitations. This power is limited in the sense that the nominal amount of the capital increases agreed or executed to satisfy

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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conversion of the issues carried out with exclusion of the pre-emptive subscription right by virtue of this power (without prejudice to anti-dilution adjustments) and any agreed or executed in use of the power under item 4 of the agenda of the same General Meeting, as described below, with exclusion of the pre-emptive subscription right, do not exceed a maximum nominal amount, in aggregate, of 10% of BBVA’s share capital. To date, BBVA has not passed any resolution in use of these powers.

Agreements to increase share capital

BBVA’s General Meeting held on March 18, 2022, under item 4 of the agenda, resolved to delegate to the Board the power to increase share capital for the legal period of 5 years, up to the maximum amount corresponding to 50% of BBVA’s share capital on the date of the delegation, on one or several occasions, by issuing new shares of any kind allowed by Law, with or without a premium, where the countervalue consists of cash consideration, and to empower the Board to wholly or partly exclude pre-emptive subscription rights in relation to any share capital increase carried out by virtue of the resolution, in compliance with applicable legal requirements. This power was limited insofar as the nominal amount of the capital increases agreed or executed while disapplying the pre-emptive subscription rights or to cover the conversion of convertible issues also disapplying pre-emptive subscription rights in use of the power given under item 5 of the agenda of the same General Meeting (without prejudice to the anti-dilution adjustments), as described above, do not exceed the maximum nominal amount, in aggregate, of 10% of BBVA’s share capital at the time the power was given. To date, BBVA has not passed any resolution in use of these powers.

On July 5, 2024, the Extraordinary General Shareholders’ Meeting of BBVA, under item 1 of the agenda, resolved to approve an increase in BBVA’s share capital up to a maximum nominal amount of €551,906,524.05, through the issuance and placement into circulation of up to 1,126,339,845 ordinary shares each with a par value of €0.49, all of the same and unique class and series, and all conferring the same rights as the BBVA shares currently outstanding and represented in book entry form. This will be carried out through non-monetary contributions (the “Capital Increase”) in order to meet the consideration in kind for the voluntary offer to acquire up to 100% of the shares of Banco de Sabadell, S.A. made by BBVA.

Subsequently, at the BBVA General Meeting held on 21 March 2025, it was agreed under item 4 of the agenda to renew the delegation resolution relating to the execution of the aforementioned Capital Increase, to be exercised within one year from that date. Finally, the acquisition offer lapsed on 16 October 2025, following the publication by the CNMV of its result and non-compliance with the minimum acceptance condition set by BBVA. Consequently, the Bank will not exercise the power granted by BBVA’s General Meeting held on 21 March 2025.

Agreements to reduce share capital

BBVA’s General Meeting held on March 21, 2025, under item 3 of the agenda, passed a resolution to be in effect until the next Annual General Meeting to reduce, on one or more occasions, the

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 18

share capital of BBVA up to a maximum of 10% of its capital at the time of the resolution, after obtaining the relevant regulatory authorizations, through the redemption of BBVA shares acquired through any mechanism with the aim of redeeming such shares and in accordance with the provisions of the applicable legislation and regulations. Powers to execute the resolution were vested in the Board; it was further resolved to vest powers in the Board to set the terms and conditions of the reduction in respect of any matters not foreseen in the resolution.

Likewise, from January 1, 2025 until the aforementioned General Meeting of March 21, 2025, a similar resolution adopted at the General Meeting of March 15, 2024, under item 3 of the agenda, was in force. It was never executed in 2024 and became ineffective after the approval of the resolution described in the preceding paragraph.

During the financial year 2025, BBVA partially executed the capital reduction resolution adopted at the General Meeting of March 21, 2025 on one occasion, on December 23, 2025, by reducing BBVA’s share capital by the nominal amount of €26,615,214.85, with a subsequent redemption against unrestricted reserves of 54,316,765 treasury shares, respectively, each with a par value of €0.49, all purchased derivatively under the buy-back program described below and until then held as treasury shares.

Share buy-back programs

BBVA’s General Meeting held on March 18, 2022, under item 6 of the agenda, passed a resolution to grant BBVA the authority, whether directly or through any of its subsidiaries, and for a period of no more than 5 years, to derivatively acquire BBVA shares as well as their subsequent disposal, by any means permitted by Law, noting, in particular, that (i) the nominal value of the own shares acquired directly or indirectly, by means of this authorization, when added to those already owned by BBVA and its subsidiaries at any given time, may exceed 10% of BBVA’s subscribed share capital, or, where appropriate, any lower limit established by applicable legislation; and that (ii) the acquisition price per share may not be lower than the nominal value of the share, and must be under 10% higher than the share price or any other price associated with the shares at the time that they are acquired. It also authorized that the shares acquired through this authorization be partially or totally set aside for delivery to employees or directors of BBVA or its subsidiaries, either directly or as a result of them exercising any option rights, vesting powers in the Board, in the broadest terms, to exercise the aforementioned authorization.

In use of said delegated power, BBVA announced on October 30, 2025, that the Board of Directors had agreed, following receipt of the mandatory authorization from the European Central Bank (“ECB”), to carry out a treasury share buyback program3 for a joint maximum amount of 993 million euros, for the purpose of reducing BBVA’s share capital.

3 In accordance with Regulation (EU) No. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse and Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 supplementing the aforementioned regulation with regard to regulatory technical standards for the conditions applicable to buy-back programmes and stabilisation measures.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 19

This program began on October 31, 2025 and ended on December 10, 2025, upon reaching the maximum monetary amount of €993 million and having acquired 54,316,765 treasury shares, representing approximately 0.93% of BBVA’s share capital at that date, which were subsequently redeemed, reducing the Bank’s share capital accordingly.

Likewise, BBVA announced that its Board of Directors, at its meeting held on December 18, 2025, had agreed, following receipt of the mandatory authorization from the ECB, to carry out the execution of a framework treasury share buyback program, which will be executed in several tranches, for a maximum combined amount of up to €3,960 million, for the purpose of reducing BBVA’s share capital (the “Framework Program”).

In execution of this Framework Program, the Board of Directors agreed to carry out a first tranche, for a maximum monetary amount of €1,500 million, for the purpose of reducing the share capital. This first tranche began on December 22, 2025, and will end between March 6 and April 7, 2026, and, in any case, when the maximum monetary amount or the maximum number of shares is reached within said period.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 20

4. General Meeting

The General Shareholders’ Meeting is BBVA’s highest governing body, through which shareholders make decisions regarding key matters established by Law and in the Bylaws. Its powers and the basic rules for its organization and functioning are set out in the Regulations of the General Meeting, which are available on the BBVA corporate website. No changes were made to the Regulations of the General Meeting in 2025.

Right to attend and vote at General Meetings

Article 23 of BBVA’s Bylaws establishes that holders of 500 or more shares may attend both annual and extraordinary General Shareholders’ Meetings, provided that their shares are registered in the corresponding accounting ledger at least 5 days before the day on which the Meeting is scheduled, pursuant to the Securities Exchange and Investment Services Act and other applicable provisions, and who retain at least that number of shares until the General Meeting is held. Holders of a smaller number of shares may pool their shareholders until they reach that minimum number, in which case they must appoint a representative. Only one share will be required to own for remote voting. (B.6)

Pursuant to the provisions of Article 8 of BBVA’s General Meeting Regulations, shareholders may vote by proxy, by post, electronically or by any other means of remote communication, provided that the shareholder confirms the identity of the person exercising their right to vote. Shareholders who cast their vote remotely will be considered present for the purposes of constituting the Meeting. (B.6)

With regard to the exercise of voting rights, there are no legal or bylaw-mandated restrictions except those resulting from the applicable regulations or those provided for in the Bylaws. Thus, in accordance with Article 31 of the Bylaws, each voting share, present or represented at the General Meeting, regardless of its paid-up amount, shall confer the right to one vote. However, shareholders who are not up to date in the payment of the required outstanding disbursements, but only with respect to shares for which the required outstanding disbursements have not been paid, are not entitled to vote. (A.12)

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 21

4.1. Quorums and majorities (B.1, B.2 and B.7)

Pursuant to the Article 25 of BBVA’s Bylaws, the quorum needed for the General Meetings to address general matters is the same as the quorum stipulated in Article 193 of the Corporate Enterprises Act.

With regard to the quorum for special matters, Article 25 of the Bylaws requires a reinforced quorum of two-thirds of the subscribed voting capital (66.66%) on first call, and 60% of said capital on second call, for the valid adoption of the following resolutions: replacement of the corporate purpose, transformation, total spin-off or dissolution of the Company, and the amendment of the article of the Bylaws establishing this reinforced quorum. (B.1)

With regard to the system for the adoption of corporate resolutions, at BBVA there are no differences with respect to the system set out in the Corporate Enterprises Act (B.2), nor have any decisions been reached, other than those established by law, that would entail an acquisition, disposal, the contribution to another company of core assets or other similar corporate operations, and that must be laid before the General Shareholders’ Meeting for approval. (B.7)

4.2. Amendment of the Bylaws (B.3)

Article 30 of the Bylaws ascribes to the General Shareholders’ Meeting the power to amend the Bank’s Bylaws and to confirm or rectify the manner in which they are interpreted by the Board of Directors, all in accordance with the quorum and system of majorities set out in the Corporate Enterprises Act and Article 25 of the Bylaws.

Likewise, the amendment of BBVA’s Bylaws, due to its status as a credit institution, must be authorized by the Bank of Spain in accordance with Act 10/2014, of June 26, on the regulation, supervision and solvency of credit institutions (“LOSS” to use its Spanish acronym), and Royal Decree 84/2015, of February 13 (“Royal Decree 84/2015”).

Furthermore, as BBVA is a significant entity under the direct supervision of the European Central Bank (ECB) in cooperation with the Bank of Spain, as part of the Single Supervisory Mechanism, the aforementioned authorization from the Bank of Spain is submitted to the ECB prior to its resolution by the Bank of Spain.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 22

4.3. Attendance data for General Meetings (B.4)

Date of General Meeting	% physically present	% present by proxy	% voting remotely		Total
			Electronic vote	Other

21/03/2025	0.85%	56.21%	7.71%	8.14%	72.91%

Of which is floating capital	0.78%	44.39%	7.71%	8.14%	61.02%

05/07/2024	0.16%	52.57%	7.82%	10.20%	70.75%

Of which is floating capital	0.09%	42.06%	7.82%	10.20%	60.17%

15/03/2024	0.23%	55.02%	7.37%	8.42%	71.04%

Of which is floating capital	0.17%	46.53%	7.37%	8.42%	62.49%

17/03/2023	1.61%	48.22%	6.47%	8.88%	65.18%

Of which is floating capital	1.59%	42.74%	6.47%	8.88%	59.68%

18/03/2022	1.03%	48.72%	5.91%	9.64%	65.30%

Of which is floating capital	1.00%	42.80%	5.91%	9.64%	59.35%

4.4. 2025 Annual General Shareholders’ Meeting

During the 2025 financial year, BBVA held an Ordinary General Shareholders’ Meeting on 21 March 2025, at which a quorum of 72.91% was reached.

This meeting was held in a hybrid format, allowing both physical attendance by the Company’s shareholders and their representatives at the venue, and remote attendance via the Remote Attendance Portal. BBVA’s Board of Directors also offered shareholders the possibility of casting their vote or proxy remotely prior to the holding of the meeting.

The meeting was broadcast live on the BBVA corporate website.

Resolutions adopted at the 2025 Annual General Meeting

All the items on the agenda were approved with the following majorities: (B.5)

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 23

RESOLUTIONS OF THE GENERAL SHAREHOLDERS’ MEETING 2025	% of votes in favor	% of votes against	% of abstentions

1.1 Approval of the Annual Financial Statements and management reports of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group for the financial year ended 31 December 2024	99.64%	0.11%	0.25%

1.2 Approval of the non-financial information report of Banco Bilbao Vizcaya Argentaria. S.A. and that of its consolidated Group for the financial year ended 31 December 2024	99.56%	0.21%	0.22%

1.3 Approval of the allocation of results for the 2024 financial year	99.68%	0.16%	0.16%

1.4 Approval of the corporate management during the 2024 financial year	98.86%	0.61%	0.54%

2.1 Re-election of Carlos Torres Vila	97.41%	2.36%	0.23%

2.2 Re-election of Onur Genç	99.05%	0.69%	0.26%

2.3 Re-election of Connie Hedegaard Koksbang	99.37%	0.34%	0.29%

3. Reduction of the share capital of the Bank	99.54%	0.29%	0.17%

4. Renewal of the delegation of powers in relation to the execution of the share capital increase through non-monetary contributions approved by the 2024 Extraordinary General Shareholders’ Meeting	97.55%	0.58%	1.87%

5. Approval of a maximum level of variable remuneration for employees whose professional activities have a significant impact on the risk profile	98.76%	1.04%	0.20%

6. Re-election of Ernst & Young as auditors for the 2025 financial year	99.62%	0.17%	0.21%

7. Delegation of powers to the Board of Directors, with the authority to substitute, in order to formalise, amend, interpret and execute the resolutions adopted by the Annual General Meeting	99.60%	0.20%	0.20%

8. Consultative vote on BBVA’s Annual Report on Directors’ Remuneration	95.58%	3.90%	0.52%

Information relating to the Company’s General Meetings and corporate governance can be accessed via BBVA corporate website (www.bbva.com), in the “Shareholders and Investors” and “Corporate Governance and Remuneration Policy” section (B.8).

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 24

4.5. Interaction with investors and other stakeholders

The Bank considers it essential to develop a relationship of transparency and trust with its shareholders, investors, proxy advisors and other stakeholders in the performance of its activities. By virtue of the foregoing, the Board of Directors has a General Policy on Communication and Relations with Shareholders and Investors, which establishes the principles and guidelines for constant communication, relationship and dialogue with its shareholders, investors and other stakeholders, in order to promote transparency in the information that the Company makes public.

Within the framework of said Policy, in addition to the channels through which the Bank provides institutional or economic-financial information, BBVA periodically organizes informative meetings (such as presentations, roadshows, conferences and other meetings) to report on the Group’s progress and other relevant matters. In this context, a corporate governance roadshow was held in 2025 with a total of 28 meetings with the Bank’s main institutional investors, proxy advisors and advisory entities. The objective was to strengthen dialogue where views, opinions and interests were shared, that allow to identify market expectations and trends concerning the Bank’s strategic priorities, the evolution of the Corporate Governance System, remuneration policies, and other topics of interest, such as sustainability, risk management or the implementation of technology and artificial intelligence within the Group.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 25

5. Board of Directors

BBVA, as a Spanish listed credit institution, has a one-tier management system, which entails the existence of a single collegiate body, the Board of Directors, which collectively performs both administration and management functions of the Bank and supervision and control functions.

As of 31 December 2025, the Bank’s Board of Directors is composed of 15 directors, in accordance with the resolution adopted by the Annual General Meeting held on March 21, 2025, under the second item on the agenda, and within the limits established in the Bylaws (which establish a maximum and minimum number of directors of 15 and 5, respectively) (C.1.1).

Of the 15 members that make up BBVA’s Board of Directors, 2 are executive directors and 13 are non-executive directors, of whom 10 are independent directors.

The rules on the functioning and internal regime of the Board of Directors, in accordance with applicable law and the Bylaws, are set out in the Regulations of the Board of Directors, which are available on the BBVA corporate website.

In September 2025, the Board of Directors approved a partial amendment of the Regulations of the Board of Directors and of its Committees, with the aim of adapting them to legislative changes, best practices in corporate governance and the organizational reality of the Group, also incorporating other adjustments and technical improvements. (C.1.15 and C.2.3)

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 26

5.1. Board composition (C.1.2)

At December 31, 2025, the Board of Directors had the following members, all of whom had been appointed via a resolution passed by the General Shareholders’ Meeting:

Name	Role on the Board	Birth year	Category	Date of first appointment	Date of recent appointment

Carlos Torres Vila	Chair	1966	Executive	04/05/2015	21/03/2025

Onur Genç	Chief Executive Officer	1974	Executive	20/12/2018	21/03/2025

José Miguel Andrés Torrecillas	Deputy Chair	1955	Independent	13/03/2015	15/03/2024

Jaime Caruana Lacorte	Director	1952	Independent	16/03/2018	15/03/2024

Enrique Casanueva Nárdiz	Director	1961	Independent	15/03/2024	15/03/2024

Sonia Dulá	Director	1961	Independent	17/03/2023	17/03/2023

Raúl Galamba de Oliveira	Lead Director	1964	Independent	13/03/2020	17/03/2023

Belén Garijo López	Director	1960	External	16/03/2012	15/03/2024

Connie Hedegaard Koksbang	Director	1960	Independent	18/03/2022	21/03/2025

Lourdes Máiz Carro	Director	1959	Independent	14/03/2014	17/03/2023

Cristina de Parias Halcón	Director	1965	External	15/03/2024	15/03/2024

Ana Peralta Moreno	Director	1961	Independent	16/03/2018	15/03/2024

Ana Revenga Shanklin	Director	1963	Independent	13/03/2020	17/03/2023

Carlos Salazar Lomelín	Director	1951	External	13/03/2020	17/03/2023

Jan Verplancke	Director	1963	Independent	16/03/2018	15/03/2024

During the 2025 financial year, there were no departures from the Board of Directors either by resignation or by resolution of the General Meeting. (C.1.2)

The Company has no proprietary directors. (C.1.8)

The Secretary of the Board (Domingo Armengol Calvo) (General Secretary) does not have the status of director. (C.1.29)

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 27

5.1.1. Profiles of the members of the Board of Directors (C.1.3, C.1.9)

Detailed information on the knowledge, skills, experience and other relevant information of the members of the Board of Directors is provided below.

Executive directors

Carlos Torres Vila
Role on the Board: Chair Category: Executive

PROFILE	DELEGATED POWERS He holds the widest-ranging representative and management powers in line with his duties as executive Chair of the Company.

He was Chief Executive Officer of BBVA from May 2015 to December 2018. Head of Digital Banking from 2014 to 2015 and Head of Strategy and Corporate Development from 2008 to 2014. In addition, he previously held positions of responsibility at other companies, with his roles as Chief Financial Officer, Corporate Head of Strategy and member of the Executive Committee of Endesa being of particular note, as well as partner at McKinsey & Company.

He completed his studies in Electrical Engineering (Bachelor of Sciences) at the Massachusetts Institute of Technology (MIT), where he also earned a degree in Business Administration. He obtained a Master in Management (MS) from the MIT Sloan School of Management and also holds a Law Degree from UNED.

Onur Genç
Role on the Board: Chief Executive Officer Category: Executive

PROFILE	DELEGATED POWERS He holds the widest-ranging representative and management powers in line with his duties as Chief Executive Officer of the Company.

He served as President and CEO of BBVA USA and as BBVA’s Country Manager in the United States from 2017 to December 2018, and served as Deputy CEO of Garanti BBVA between 2015 and 2017 and Executive Vice President of Retail and Private Banking and Payment Systems in said entity between 2012 and 2015. He has also held positions of responsibility at various McKinsey & Company offices, having previously been a senior partner and manager of its office in Türkiye.

He holds a Bachelor of Science (BSc) in Electrical Engineering from Bogaziçi University (Türkiye) and a Master of Business Administration (MSIA/MBA) from Carnegie Mellon University (United States).

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 28

Independent directors

José Miguel Andrés Torrecillas
Role on the Board: Deputy Chair
Category: Independent

PROFILE
He has been an independent director at Obrascón Huarte Laín, S.A. (OHL) since 2025.

He developed a career at Ernst & Young, where he held a range of senior positions, such as Partner (1987), Managing Partner of the Banking Group (1989-2004), Managing Partner of Audit and Advisory (2001-2004), and Chair of Ernst & Young Spain (2004-2014).

He has been a member of various organizations such as the Official Registry of Auditors (ROAC), the Registry of Auditors Economists (REA), the Board of Directors of the Spanish Institute of Financial Analysts, the Business and Society Foundation, the Institute of Chartered Accountants of Spain, the Advisory Board of the Institute of Internal Auditors and the Institute of Chartered Accountants in England & Wales (the ICAEW). He has also been a director of Zardoya Otis, S.A. from 2015 to 2022.

He holds a degree in Economic and Business Sciences from the Complutense University of Madrid and has studied at post-graduate level in Management Programs from IESE, Harvard and IMD.

Raúl Galamba de Oliveira
Role on the Board: Lead Director Category: Independent

PROFILE
Chair of the Board of Directors of CTT - Correios de Portugal and member of the Board of Directors of José de Mello Capital.

His career has been closely linked to McKinsey & Company, where he was appointed partner in 1995 and head of the global financial services practice in 2000. He was also Managing Partner for Spain and Portugal (2005-2011), Managing Partner for Global Risk Practice (2013-2016), member of the Global Shareholders’ Council (2005-2011), member of the Shareholder Appointment and Evaluation Committees (2001 to 2017), member of the Remuneration Committee (2005-2013) and Chair of the Global Learning Board (2006-2011).

He holds a degree in Mechanical Engineering from IST (Portugal), a Master of Science (MS) in Mechanical-Systems Engineering from IST (Portugal) and a Master (MBA) from the Nova School of Business and Economics (Portugal).

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 29

Jaime Caruana Lacorte
Role on the Board: Member Category: Independent

PROFILE
He is a member of the Group of Thirty (G-30).

He was General Manager of the Bank of International Settlements (BIS) (2009-2017), head of the Monetary and Capital Markets Department and Financial Counsellor to the General Manager of the International Monetary Fund (IMF) (2006-2009), Chair of the Basel Committee on Banking Supervision (2003-2006), Governor of the Bank of Spain, and member of the Governing Council of the European Central Bank (2000-2006), among other positions.

He holds a degree in Telecommunications Engineering from the Escuela Técnica Superior de Ingenieros de Telecomunicación (ETSIT) of the Universidad Politécnica de Madrid and is a Commercial Technician and State Economist.

Enrique Casanueva Nárdiz
Role on the Board: Member Category: Independent

PROFILE

He has held various senior positions at international financial institutions, most notably at J.P. Morgan, where he served as Chair and CEO of Spain and Portugal and member of the EMEA Management Committee from 2006 to 2015. He has also been Head of Southern Europe, Nordic Countries, Central and Eastern Europe, Ireland and Israel, and member of the EMEA Executive Committee from 2015 to 2017, as well as Senior Advisor and Member of the EMEA Advisory Council from 2019 to 2024.

Previously, he was Managing Director of Investment Banking Spain and Portugal at the Santander Investment area of Banco Santander between 1995 and 2000, and executive director of the Investment Banking area of Goldman Sachs between 1991 and 1995.

He holds a degree in Industrial Engineering from the Universidad Politécnica de Madrid and a Master’s degree in Business Administration (MBA), specializing in finance and strategy, from the Massachusetts Institute of Technology (MIT).

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 30

Sonia Dulá Role on the Board: Member Category: Independent

PROFILE

She sits on the Board of Directors of Acciona, S.A., Corporación Acciona Energias Renovables, S.A. and Huntsman Corporation, and she is also a life member of the Council on Foreign Relations.

She has sat on the Boards of Directors of Bestinver, Grupo Prisa, Millicom, Hemisphere Media, Council of the Americas, Women’s World Banking and The Adrienne Arsht Center for the Performing Arts. She has also sat on the international advisory board of Banco Itaú (Brazil) and has been a member of the Young Presidents Organization (YPO) and the Global Diversity and Inclusion Council of Bank of America.

She has held various positions at Bank of America Merrill Lynch, such as Head of Corporate and Investment Banking for Latin America (2007-2010), Head of Wealth Management for Latin America (2010-2013) and Vice Chair Latin America (2013-2018). She also spent part of her career at Goldman Sachs Group, as executive director and Vice President of Investment Banking and Equity Capital Markets between 1986 and 1995.

She holds a degree in Economics from Harvard University, U.S.A. and an MBA in Finance from Stanford Graduate School of Business, U.S.A.

Connie Hedegaard Koksbang Role on the Board: Member Category: Independent

PROFILE

She sits on the Board of Directors of Danfoss A/S, she is a member of the Volkswagen Sustainability Advisory Committee, a member of the Board of Trustees of the European Climate Foundation, Chair of the OECD Round Table on Sustainable Development, a member of the Climate and Environment Advisory Council of the European Investment Bank (EIB), a member of the Board of Trustees of Villum Foundation, Chair of the European Commission’s Mission on Adaptation to Climate Change, including Social Change, and Chair of the Board of Aarhus University. She is also an advisor to the Board of Gazelle Wind Power Limited.

She has previously served as a director of Cadeler A/S and has sat on the Supervisory Board of Nordex SE.

She has held various positions in the Danish government and in the European Union, such as European Commissioner for Climate Action and Minister for the Environment, Climate and Energy and Nordic Cooperation.

She holds a Master’s degree in Literature and History from the University of Copenhagen.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 31

Lourdes Máiz Carro Role on the Board: Member Category: Independent

PROFILE

She sits on the Board of Directors of Actividades de Construcción y Servicios, S.A. (ACS).

She was Secretary of the Board of Directors and director of Legal Services at Iberia, Lineas Aéreas de España, S.A. until April 2016. She has also been a director of several companies, including Renfe, GIF (Gerencia de Infraestructuras Ferroviarias – Railway Infrastructure Administrator, now ADIF), the ICO (Instituto de Crédito Oficial – Official Credit Institution), INISAS, Compañia de Seguros y Reaseguros, S.A., Aldeasa, Almacenaje y Distribución, and Banco Hipotecario.

She worked in Research, giving classes in Metaphysics and Theory of Knowledge at the Complutense University of Madrid for five years. She became an Attorney for the State and held various positions of responsibility in Public Administration, including General Director of Administrative Organization, General Director of Sociedad Estatal de Participaciones Patrimoniales (SEPPA) at the Ministry of Economy and Finance, and Technical General Secretary of the Ministry of Agriculture, among others.

She holds a degree in Law and in Philosophy and Educational Sciences and a PhD in Philosophy.

Ana Peralta Moreno Role on the Board: Member Category: Independent

PROFILE

She is a member of the Board of Directors of the companies Grenergy Renovables, S.A. and Inmobiliaria Colonial SOCIMI, S.A. and also sits on the Professional Board of ESADE Business School.

She has held various positions at a number of financial institutions, notably serving as an independent director at Grupo Lar Holding Residencial, S.A.U. (2017-2018), independent director at Deutsche Bank SAE (2015-2018), independent director at Banco Etcheverria (2013-2014), and Senior Advisor at Oliver Wyman Financial Services (2012-2018).

She has also served as Chief Risk Officer and a member of the Management Committee of Bankinter (2004-2008), and Chief Risk Officer and member of the Management Committee of Banco Pastor (2008-2011).

She holds a degree in Economics and Business Administration from the Complutense University of Madrid, a Master’s in Economic-Financial Management from CEF, a Program for Management Development (PMD) from Harvard Business School, and a Senior Business Management Program from IESE.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 32

Ana Revenga Shanklin Role on the Board: Member Category: Independent

PROFILE

She is a Trustee of the BBVA Microfinance Foundation, and member of the Advisory Board of ESADE EcPol - Center for Economic Policy and Political Economy since 2019.

Furthermore, she has been Chair of the Board of Trustees of the ISEAK Foundation between 2018 and 2025, she also worked as Associate Professor at the Walsh School of Foreign Service, Georgetown University from 2019 to 2021, and was Senior Fellow at Brookings Institution between 2018 and 2023.

Her career has been linked mainly to the World Bank, where, after holding several technical and management positions in East Asia and the Pacific, Europe and Central Asia, Latin America and the Caribbean, she held several leadership positions, including Senior director of Global Poverty & Equity between 2014-2016 and Deputy Chief Economist between 2016-2017.

She holds a BA in Economics and Mathematics, magna cum laude, from Wellesley College (USA), an MA and PhD in Economics from Harvard University (USA), and a Certificate in Human Rights from the Faculty of Law at the University of Geneva (Switzerland).

Jan Verplancke Role on the Board: Member Category: Independent

PROFILE

He is CEO of Vestraco S.à.r.l. and advisor to Abdul Latif Jameel’s internal advisory board.

He was a non-executive director of Cambridge Solutions (India) from 2006 to 2009 and a non-executive director of Monitise (United Kingdom) from 2008 to 2011.

He was previously Chief Information Officer (CIO) and Head of Technology and Banking Operations at Standard Chartered Bank (2004-2015), Vicepresident of Technology and CIO for EMEA at Dell (1999-2004), as well as Vicepresident and Chief of Architecture and Vicepresident of Information of the Youth Category at Levi Strauss (1994-1999).

He holds a Bachelor of Science, specializing in Computer Science, from the Programming Centre of the North Atlantic Treaty Organization (NATO) in Belgium.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 33

External Directors

Belén Garijo López Role on the Board: Member Category: Other External

Reason: She has been an independent director for more than 12 years.

Company with which the relationship is maintained: BBVA

PROFILE

Chair of the Executive Board and CEO of the Merck Group since 2021, Chair of the European side of the EU-Japan Business Round Table, member of the Executive Committee of the German Chemical Industry Association, member of the European Round Table for Industry, member of The Business Council and member of the European Innovation Council (EIC).

She has sat on the Board of Directors of L’Oreal from 2014 to 2024 and has previously held various senior positions at various companies, including Abbot Laboratories (1989-1996), Rhone-Poulenc (1996-1999), Aventis Pharma (1999-2004), Sanofi Aventis (2004-2011) and Merck (since 2011).

She has a degree in Medicine from the University of Alcalá de Henares in Madrid and is a specialist in Clinical Pharmacology at the Hospital de la Paz – Autonomous University of Madrid. She also holds a Master’s degree in Business and Management from Ashridge Management School (United Kingdom).

Cristina de Parias Halcón Role on the Board: Member Category: Other External

Reason: Applying a criterion of prudence in the interpretation of the rule, Ms. de Parias was assigned, at the time of her appointment as a BBVA director, the category of other external director, due to her membership, at that time, of the management bodies of companies related to BBVA Mexico.

Company with which the relationship is maintained: Grupo BBVA México, S.A., Institucion de Banca Múltiple, Grupo Financiero BBVA México and Grupo Financiero BBVA México, S.A. de C.V. until 2024.

PROFILE

She is an independent director at Endesa, S.A. and Sanitas Seguros. She currently sits on the Board of Trustees of the BBVA Microfinance Foundation and of Fundación Professor Uría, a member of the Advisory Board of BUPA Europe & Latin America and a member of the Executive Committee of IESE Alumni.

She was a member of the Board of Directors of BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México and Grupo Financiero BBVA, S.A. de C.V. until 2024. From 1998 to 2019, she held various senior positions at BBVA as head of the Consumer Finance subsidiary (Finanzia) and CEO of Uno-e Bank, Head of New Digital Businesses, Territorial Head of the Central Region and Country Manager for Spain and Portugal. She was Head of Marketing and Multichannel Sales for retail clients and Head of the Personal Banking Business Unit (CitiGold), both positions held at Citibank from 1991 to 1998.

She holds a degree in Law from the University of Seville and an MBA from IESE Business School, Barcelona.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 34

Carlos Salazar Lomelín Role on the Board: Member Category: Other External

Reason: Applying a criterion of prudence in interpreting the rule, Mr. Salazar has been assigned the category of external director of BBVA, based on his membership of the governing bodies of companies related to BBVA Mexico for over 15 years.

Company with which the relationship is maintained: Grupo Financiero BBVA México, S.A, de C.V.; BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México; BBVA Seguros México, S.A. de C.V., Grupo Financiero BBVA México, BBVA Pensiones México, S.A. de C.V., Grupo Financiero BBVA México and BBVA Seguros Salud México, S.A. de C.V. Grupo Financiero BBVA México.

PROFILE

He sits on the Board of Directors of the companies Alsea, S.A.B. de C.V., Sukarne, S.A. of C.V. and CYDSA Corporativo, S.A. of C.V.

His career has been mainly linked to Grupo Fomento Económico Mexicano S.A.B. de C.V (Femsa) (1973-2019), where he was General Manager of Cervecería Cuauhtémoc-Moctezuma, Head of Coca Cola Femsa and Chief Executive Officer of Femsa. He participates in a range of educational institutions and social and business organisations and forums. He has been a professor of economics for more than 40 years at the Instituto Tecnológico y de Estudios Superiores de Monterrey, where he is currently the President of the Business Schools. He has also been Chair of Mexico’s Business Coordinating Council (Consejo Coofdinador Empresariaf).

He has a Degree in Economics and postgraduate studies in Business Administration at the Monterrey Institute of Technology and Higher Education.

5.1.2. Selection, appointment, re-election and removal of directors

Board of Directors selection, suitability and diversity policy (C.1.5, C.1.6, C.1.7, C.1.16)

The Bank has a Selection, Suitability and Diversity Policy for the BBVA Board of Directors (the “Selection Policy”), approved by the Board of Directors, which sets out the principles and criteria governing the process for the selection, appointment and renewal of BBVA Board members, as well as the legal requirements that directors must meet, including suitability requirements. Likewise, the Selection Policy provides for the elements and objectives concerning the composition of the corporate bodies, including diversity, which will be addressed with a view to achieving the proper exercise of their functions and guaranteeing their effective functioning, all in the best corporate interest of the Bank.

The Selection Policy states that the BBVA Board of Directors will promote diversity in the composition of the Bank’s corporate bodies by encouraging the inclusion of people with different profiles, knowledge, training, experience and qualities, and depending on the Bank’s needs at any given time.

In particular, efforts will be made to ensure that the Board of Directors has a balanced presence of women and men. Thus, in the selection processes for new directors of the Bank, developed within

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 35

the framework of the progressive renewal process of the corporate bodies, the Appointments and Corporate Governance Committee will ensure that they promote gender diversity and that, in general, they are free from implicit biases that may lead to discrimination.

Furthermore, the Committee will ensure that these selection processes facilitate the selection of a sufficient number of female directors so as to guarantee a balanced representation of women and men, endeavoring to ensure that women who match the relevant professional profile are included among potential candidates. To this end, the Appointments and Corporate Governance Committee has set a target for representation of the lesser-represented gender, by virtue of which the number of female directors should represent at least 40% of the members of the Board.

The aim is also for the composition of the Board of Directors to feature an appropriate balance between the different types of director, for non-executive directors to represent an ample majority over executive directors and for the number of independent directors to account for at least 50% of the total number of directors.

Furthermore, as established in the Selection Policy, diversity of skills, experience and knowledge will be valued, combining individuals who have experience and knowledge of the Group, its businesses and the financial sector in general; with others who have training, skills, knowledge and experience in other areas and sectors relevant to the Bank.

In addition, BBVA’s corporate bodies may take into consideration any other aspect relating to diversity that may be appropriate from time to time, in order to adapt the composition of the corporate bodies to the Bank’s needs, including criteria such as training, professional experience, knowledge, origin or age; thus ensuring a suitable balance in order to ensure the proper exercise of their functions and their efficient functioning.

Procedures for selection, appointment, re-election and removal of the Board (C.1.16)

The General Meeting is responsible for appointing and re-electing members of the Board of Directors, without prejudice to the authority of the Board to co-opt members if a seat falls vacant, in accordance with the terms established in the regulations, the Bylaws, the Regulations of the Board and the Selection Policy.

Proposals for appointment or re-election of directors submitted by the Board of Directors to the General Meeting, as well as appointments made directly to fill vacancies under its co-opting authority, shall be approved at the proposal of the Appointments and Corporate Governance Committee, in the case of independent directors, and following a report from this Committee, in the case of all other directors.

Likewise, these proposals must be accompanied by a justifying report from the Board of Directors, which assesses the competence, experience and merits of the proposed candidate and, in the case of proposals for the appointment or re-election of non-independent directors, shall also be accompanied by a report from the Appointments and Corporate Governance Committee. No specific requirements, additional to those mentioned for the selection of directors, are established to be appointed Chair of the Board of Directors. (C.1.21)

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 36

In the exercise of its functions, the Appointments and Corporate Governance Committee will evaluate the balance of knowledge, skills, diversity and experience on the Board of Directors, assessing the time commitment considered necessary for them to perform their duties, based on the needs of the corporate bodies.

Individuals proposed for appointment or re-election as members of the Board of Directors must meet the requirements set forth in current legal provisions, in the specific regulations applicable to credit institutions, in the Bylaws, in the Regulations of the Board and in the Selection Policy.

In carrying out its duties, the Appointments and Corporate Governance Committee may engage external services to find potential candidates, when it deems this necessary or appropriate.

Thus, within the framework of the Board assessment process for the 2025 financial year, the Appointments and Corporate Governance Committee has analyzed, in accordance with the provisions of its Regulations, the structure, size and composition of the corporate bodies, to ensure that they are adequate for the performance of their functions.

To this end, the Committee has taken into consideration, among other matters, the characteristics of the Bank and its Group; the BBVA Corporate Governance System, verifying that it has measures that promote the proper functioning of the corporate bodies and a balance of powers (checks & balances); and taking into account at all times the regulatory requirements and the Selection Policy described in this document, as well as the different points of view derived from the dialogue with shareholders, investors, proxy advisors, supervisory authorities and other stakeholders of the Bank.

As a result of the above, the Appointments and Corporate Governance Committee found that the composition of the Board, as a whole, is appropriate, diverse and adapted to the needs of the corporate bodies, integrating individuals with different profiles, knowledge and professional experience, combined with diversity in terms of gender and nationality, providing it with an in-depth understanding of the environment, the strategy, activities, businesses and risks of the Bank and its Group; and that it consists of a high number of independent directors whose level of dedication and participation make it possible for the Bank’s corporate bodies to fulfil their functions in the best corporate interest.

In this regard, the composition of the Board complies with the requirements and objectives set out in the applicable regulations, in its Regulations and in the Selection Policy, highlighting that there is an adequate balance between the different types of directors, with a large majority of non-executive directors (13 out of 15, that is, 87%) and independent directors (10 out of 15, that is, 67%), and with a level of gender diversity that meets the targets assumed by the Board.

The Board is also broadly diverse in terms of skills, knowledge and experience - both domestic and international, which has been reinforced as a result of the renewal process carried out year after year, which have brought in new members who have contributed to strengthening the Board’s wealth of skills, knowledge and expertise in areas of special relevance for the management and supervision of the Bank.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 37

As a result of the analysis of the size, structure and composition of the corporate bodies carried out within the framework of the evaluation process for the 2025 financial year, and taking into consideration the expiration of the term of some of the Bank’s directors in 2026 and other circumstances that may affect the composition of the Board, the Appointments and Corporate Governance Committee has continued to promote the progressive renewal process of the corporate bodies so that they can continue to have the most appropriate composition for the best performance of their functions, which will culminate in the corresponding proposals to be submitted for consideration to the Bank’s next Annual General Shareholders’ Meeting, in accordance with the information that will be available to shareholders through the BBVA corporate website.

Term of office and termination

BBVA directors will hold their position for the term set out in the Bylaws (i.e., 3 years, after which they may be re-elected one or more times for an additional three-year term) or, if they have been co-opted, until the first General Shareholders’ Meeting has been held. They will cease in their role when the term for which they were appointed expires, unless they are re-elected.

As of the reference date of this report, the Regulations of the Board established, in article 4.2, that directors had to resign from their posts upon reaching 75 years of age, and the corresponding resignations had to be formalized at the first meeting of the Bank’s Board of Directors held after the General Shareholders’ Meeting that approved the accounts for the financial year in which they reached said age. However, in February 2026, the Bank’s Board of Directors amended said section, in order to remove the age limit established for holding the position of director, in line with market practice and the Selection Policy. (C.1.16 and C.1.22)

The Bylaws and the Regulations of the Board of Directors do not establish any additional limitations on the term of office for directors. In the case of independent directors, as provided by the applicable regulations, they shall lose such status upon reaching 12 years of mandate. (C.1.23)

As set forth in Article 13 of the Regulations of the Board of Directors, directors must also inform the Board of Directors of any circumstances that affect them and may harm the Company’s standing and reputation, and of any circumstances that may have an impact on their suitability to perform their role. Furthermore, directors must offer their resignation to the Board of Directors and accept its decision regarding their continuity in office or not. Should the Board decide against their continuity, they are required to tender their resignation: (i) when they are affected by circumstances of incompatibility or prohibition as defined under legislation in force, in the Bylaws or these Regulations; (ii) when significant changes occur in their personal or professional situation that affect the status by virtue of which they were appointed as directors; (iii) in the event of a serious breach of their duties in the performance of their role as a directors; (iv) when, for reasons attributable to the directors in their status as such, serious damage has been done to the Company’s equity, standing or reputation; and (v) when they are no longer suitable to hold the status of director of the Bank. (C.1.19 and C.1.36)

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 38

During financial year 2025, the Board of Directors was not informed, nor did it become aware, of any situation affecting a director, whether or not related to his or her performance at the company itself, which could damage BBVA’s credit and reputation. (C.1.37)

5.1.3. Board diversity matrix

As indicated, and in accordance with the Selection Policy, BBVA’s Board of Directors seeks to promote diversity in the composition of the Bank’s corporate bodies, so that they have an appropriate balance between the different types of directors and diverse experience, skills and knowledge.

For the purposes of the analysis, by the Appointments and Corporate Governance Committee, of the appropriate composition of the Board as a whole and to facilitate the identification of the necessary skills and abilities, the Board has a Skills Matrix (the “Matrix”), which covers two dimensions: (i) Skills; and (ii) Professional and international experience.

The Matrix is a tool that supports the renewal process of the corporate bodies, by providing necessary information in the analysis of the diversity and suitability of the Board of Directors as a whole.

Procedure for preparing and updating the Matrix

The Matrix is prepared and updated periodically as a result of the aggregation of data on the skills and knowledge of the directors, based on the information provided by them and a global and individualized review carried out by the Appointments and Corporate Governance Committee, in which the Committee provides its expert judgment and, if necessary, may calibrate the levels of competence of each director to reflect a more faithful image of the diversity of the Board as a whole.

The review of the Matrix takes into account at all times the skills, professional and international experience of the members of the Board of Directors, considering possible updates to their CVs, training, etc., as well as any other aspect that the Appointments and Corporate Governance Committee considers appropriate at any given time, and in view of any changes that may occur in the composition of the Board of Directors.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 39

Skills Matrix of the Board 2025

Skills	J.M. Andrés	J. Caruana	E. Casanueva	S. Dulá	R. Galamba	B. Garijo	C. Hedegaard	L. Máiz	C. de Parias	A. Peralta	A. Revenga	C. Salazar	J. Verplancke

Banking and financial services	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫

Accounting, auditing and finance	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫

Innovation and information technologies	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫

Risk management	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫

Strategy and macroeconomic environment	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫

Human resources, talent, culture and remuneration	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫

Institutions, legal and regulatory	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫

Corporate Governance	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫

Sustainability (Environmental and Social)	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫

  ● High  ● Medium  ● General

	J.M. Andrés	J. Caruana	E. Casanueva	S. Dulá	R. Galamba	B. Garijo	C. Hedegaard	L. Máiz	C. de Parias	A. Peralta	A. Revenga	C. Salazar	J. Verplancke
Professional Experience

Public Administration		⚫					⚫	⚫			⚫	⚫

Academic							⚫	⚫			⚫	⚫

Business	⚫	⚫	⚫	⚫	⚫	⚫		⚫	⚫	⚫	⚫	⚫	⚫

Consulting, advisory, auditing	⚫		⚫	⚫	⚫			⚫		⚫	⚫	⚫	⚫

Senior Management	⚫	⚫	⚫	⚫	⚫	⚫		⚫	⚫	⚫	⚫	⚫	⚫

Corporate bodies	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫

Non-profit institutions	⚫			⚫	⚫		⚫	⚫	⚫	⚫	⚫	⚫

International Experience

Europe	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫	⚫		⚫

Latin America			⚫	⚫	⚫	⚫		⚫	⚫		⚫	⚫	⚫

Other geographical areas		⚫	⚫	⚫	⚫	⚫					⚫	⚫	⚫

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 40

As set out in the Matrix, BBVA’s Board of Directors has an adequate diversity of skills, knowledge and experience, both national and international, which has been reinforced as a result of the renewal process carried out year after year, with the appointment of directors who have strengthened the Board’s skills, knowledge and experience in areas of particular relevance for the management and supervision of the Bank.

This Matrix has supported the corporate bodies in analyzing the proposals for the re-election and appointment of directors to the 2026 Annual General Shareholders’ Meeting.

5.1.4. Gender diversity (C.1.4 and C.2.2)

	Number of female Directors				% of all Directors of each category

Category	Financial year 2025	Financial year 2024	Financial year 2023	Financial year 2022	Financial year 2025	Financial year 2024	Financial year 2023	Financial year 2022

Executive	0	0	0	0	0.00%	0.00%	0.00%	0.00%

Proprietary	0	0	0	0	0.00%	0.00%	0.00%	0.00%

Independent	5	5	6	5	50%	50%	60%	50%

Other External	2	2	0	1	66.66%	66.66%	0.00%	33.33%

Total	7	7	6	6	46.67%	46.67%	40%	40%

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 41

Committees	Financial year 2025		Financial year 2024		Financial year 2023		Financial year 2022
	Number	%	Number	%	Number	%	Number	%

Executive Committee	1	20%	1	20%	1	16.66%	1	16.66%

Audit Committee	4	66.66%	4	66.66%	4	66.66%	3	60%

Appointments and Corporate Governance Committee	2	40%	2	40%	1	20%	2	40%

Remuneration Committee	3	60%	3	60%	4	66.66%	3	60%

Risk and Compliance committee	2	40%	2	40%	2	40%	2	40%

Technology and Cybersecurity Committee	2	40%	2	40%	1	20%	1	20%

Gender diversity in the executive realm

After achieving the established target of 40% women on the Board of Directors and 35% women in the management team, in 2025 BBVA continued to promote its commitment to diversity and equal opportunities, also at executive level.

Thus, in 2025, work continued to increase this percentage towards values closer to technical parity in all areas of the Group.

For this purpose, the Group has implemented various initiatives in the countries in which it operates and at all levels of the organization, and in particular, it has included, as an aspect to drive the achievement of diversity objectives, the evolution of the percentage of women in management positions among the indicators for the calculation of the Long-Term Incentive (LTI) of the Annual Variable Remuneration of those categories of personnel whose professional activities have a significant impact on the risk profile of BBVA and/or its Group (the “Identified Staff”), which includes BBVA’s executive directors and the rest of Senior Management. This indicator measures the evolution of the percentage of women who are part of the BBVA Group’s management team with the aim of reaching the target set at the end of each measurement period.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 42

5.1.5. Time commitment and dedication

BBVA directors must comply with the legal requirements needed to hold office, in accordance with prevailing law and regulations. They must also possess the availability and dedication required at all times for the performance of their duties as directors, including when discharging their functions as Committee members.

Directors are required to attend meetings of the corporate bodies of which they are members, except for justified reasons, participating in the deliberations, discussions and debates that arise on the matters submitted for their consideration, and must personally attend the sessions held.

However, as set forth in Article 27 of the Regulations of the Board of Directors, if it is not possible for a director to attend a Board meeting, they may authorize another director to act as their proxy and cast votes on their behalf, by sending a letter or email to the Company with the information needed by the proxy director to follow the absent director’s instructions. Applicable legislation states, however, that non-executive directors may only grant their proxy to a fellow non-executive director. This system also applies to attendance at meetings of the Committees of the Board of Directors (C.1.24).

Below is the number of meetings held by the Board and its different Committees during financial year 2025 (C.1.25), as well as a detail of the attendance of the directors at such meetings:

NUMBER OF MEETINGS

Corporate bodies	Number of meetings in 2025	% attendance in 2025

Board of Directors	15	96%

Executive Committee	16	96%

Audit Committee	14	100%

Appointments and Corporate Governance Committee	5	100%

Remuneration Committee	5	100%

Risk and Compliance Committee	22	97%

Technology & Cybersecurity Committee	7	100%

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 43

ATTENDANCE OF DIRECTORS

Director	Board of Directors	Executive Committee	Audit Committee	Appointments & Corporate Governance Committee	Remuneration Committee	Risk & Compliance Committee	Technology and Cybersecurity Committee

Carlos Torres Vila	15/15	16/16					7/7

Onur Genç	15/15	16/16

José Miguel Andrés Torrecillas	15/15	16/16	14/14	5/5

Jaime Caruana Lacorte	15/15	16/16		5/5		22/22

Enrique Casanueva Nárdiz	15/15		14/14			22/22

Sonia Dulá	14/15		14/14			19/22

Raúl Galamba de Oliveira	15/15			5/5		22/22	7/7

Belén Garijo López	13/15	13/16		5/5

Connie Hedegaard Koksbang	15/15		14/14

Lourdes Máiz Carro	13/15		14/14		5/5

Cristina de Parias Halcón	14/15			5/5			7/7

Ana Peralta Moreno	15/15		14/14		5/5

Ana Revenga Shanklin	14/15				5/5	22/22	7/7

Carlos Salazar Lomelín	15/15				5/5

Jan Verplancke	14/15				5/5		7/7

(*) In accordance with the instructions for completing the ACGR, these figures include, in addition to physical attendance, remote attendance via telematic means. Representations, even those made with specific instructions, are not counted as attendance.

BBVA directors are subject to the rules on restrictions and incompatibilities set out in prevailing regulations and, in particular, to the limitation on the number of directorships established in Law 10/2014 and Bank of Spain Circular 2/2016, of February 2, to credit institutions, on supervision and solvency, which completes the adaptation of the Spanish legal system to Directive 2013/36/EU and Regulation (EU) No. 575/2013 (“Circular 2/2016”). (C.1.12)

Likewise, Article 12 of the Regulations of the Board of Directors establishes a set of additional limitations and incompatibilities for BBVA directors.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 44

Positions held by members of the Board of Directors at Group companies and other entities (listed or not), along with any other remunerated activities they may carry out, are as follows:

5.1.5.1 Positions held by directors at other Group companies (C.1.10)

Name of director	Name of the Company	Role	Executive powers

Carlos Torres Vila	BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México	Director	No

	Grupo Financiero BBVA México, S.A. de C.V.	Director	No

Onur Genç	BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México	Director	No

	Grupo Financiero BBVA México, S.A. de C.V.	Director	No

Carlos Salazar Lomelín	BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México	Director	No

	Grupo Financiero BBVA México, S.A. de C.V.	Director	No

	BBVA Seguros México, S.A. de C.V., Grupo Financiero BBVA México	Director	No

	BBVA Pensiones México, S.A. de C.V., Grupo Financiero BBVA México	Director	No

	BBVA Seguros Salud México, S.A. de C.V. Grupo Financiero BBVA México	Director	No

As a result of the annual review of the independence condition of the independent directors, the Appointments and Corporate Governance Committee confirmed that no independent director receives from the Company, or from companies in its Group, any amount or benefit other than director remuneration, that is not significant for such director, or maintains or has maintained, during the last financial year, a significant business relationship with the Company or with any company in its Group, whether in his or her own name or as a significant shareholder, director or senior manager of an entity that maintains or has maintained such a relationship. (C.1.3)

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 45

5.1.5.2 Position held by directors at other listed and unlisted entities (C.1.11)

Name of director	Name of the company	Role

José Miguel Andrés Torrecillas	Obrascón Huarte Laín, S.A.	Director

Sonia Dulá	Acciona, S.A.	Director
	Huntsman Corporation	Director
	Corporación Acciona Energías Renovables, S.A.	Director

Raúl Galamba de Oliveira	CTT – Correios de Portugal, S.A	Chair

	José de Mello Capital, S.A.	Director

Belén Garijo López	Merck KGaA	Chief Executive Officer

Connie Hedegaard Koksbang	Danfoss A/S	Director

Lourdes Máiz Carro	Actividades de Construcción y Servicios, S.A.	Director

Cristina de Parias Halcón	Endesa, S.A.	Director
	Sanitas Seguros, S.A.	Director
	Diezma S.L.	Director

Ana Peralta Moreno	Grenergy Renovables, S.A.	Director
	Inmobiliaria Colonial SOCIMI, S.A.	Director

Ana Revenga Shanklin	Revenga Ingenieros, S.A.	Director

Carlos Salazar Lomelín	Alsea, S.A.B. de C.V.	Director
	Sukarne, S.A. de C.V.	Director

	CYDSA Corporativo, S.A. de C.V.	Director

Jan Verplancke	Vestraco S.A.R.L.	Chief Executive Officer

5.1.5.3. Other remunerated activities (C.1.11)

Name of director	Other remunerated activities

Connie Hedegaard Koksbang	OECD Round Table on Sustainable Development, Villum Foundation and Mærsk Mc-Kinney Møller Center for Zero Carbon Shipping.

Lourdes Máiz Carro	Provides training activities.

Cristina de Parias Halcón	Member of the Advisory Board of BUPA Europe & Latin América Advisory Board.

Jan Verplancke	Member of ALJ’s Data and Technology Advisory Committee (Abdul Latif Jameel).

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 46

5.1.6. Training of the Board of Directors

In order to update their knowledge on matters relevant to the performance of their duties and as a complement to the directors’ knowledge and skills, BBVA has a continuous training program that is made available to the directors and is prepared on an annual basis.

The director training programme is designed taking into account changes in the business environment or in the regulatory or supervisory sphere that may arise at any given time, as well as specific suggestions and requests from directors on topics that are of interest to them.

As part of the implementation of this programme, 8 training sessions have been held in 2025:

●	Natural Capital and Finance
●	CBDCs and Crypto Assets
●	Credit Risk APR Measurement Framework
●	Global Changes: Addressing a Changing Economic Landscape
●	Al Now
●	Value Creation Metrics
●	Banking Supervision: Evolution and Outlook
●	AML: New European Regulation

These sessions have been led by Group executives who are experts in each of the subjects covered or, on occasion, by external experts, and supporting documentation has been provided in advance. Each of the training sessions has been conducted with the open participation of the directors, where the issues that each director considered appropriate were raised and addressed by the speakers.

In addition to the above, and as indicated in the Selection Policy, the Bank has an induction programme to support the integration of new directors into the Board, in order to introduce new directors to BBVA and its Corporate Governance System. This programme is designed on a personalised basis, taking into account their profile and professional experience, so that it can meet their needs, combining the nature and reality of the Bank with the knowledge and experience of the director.

5.2. Structure of the Board of Directors

The Board has a solid and well-defined structure of bodies and positions, which favors the proper functioning of the Board and the efficient and integrated management of the Bank and the Group, and enables the corporate bodies to perform their management, oversight and control functions.

Thus, the structure of the Board of Directors is characterized by a clear assignment of roles and responsibilities to fulfil its functions, avoiding conflicts of interest or concentrations of power, and features the following elements:

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 47

●

As described in more detail in section 6, the Board of Directors has six specialized Committees, with distinct functions to support the Board, both in terms of decision-making and in the oversight and control of management. Their composition is adapted to the functions assigned to them, notably with a predominance of independent directors and cross-participation of their members in different Committees, favoring the exchange of opinions, criteria and knowledge with a critical view, which enriches the debate within the corporate bodies. All of this is under the direction and leadership of the respective Committee chairs, who ensure the fulfillment of their assigned functions with autonomy and coordination between the different Committees and the Board.

●

A balanced leadership model that facilitates its proper functioning and effectiveness, with an executive Chair and a CEO, with clearly separate positions and a distinct allocation of functions and responsibilities in the executive area and direct reporting by both to the Board, an independent director serving as Deputy Chair and an independent director serving as Lead Director, with functions clearly defined in the Regulations of the Board of Directors. Additionally, the heads of the control functions report to the Board, through their respective Committees.

Within this structure, the Chair is responsible for the leadership of the Board of Directors, for driving the Group’s strategy and transformation process, and for the institutional representation of the Bank; while the Chief Executive Officer (CEO) is responsible for the management of the Group’s businesses and the day-to-day management thereof.

In accordance with the provisions of the Procedure for the succession of members of the Board of Directors, the Board of Directors, supported by the Appointments and Corporate Governance Committee, annually reviews the executive chairship model. Thus, as part of the self-assessment process, the Board highlighted that the BBVA chairship model represents a differential value for the Bank’s Corporate Governance System from which the corporate bodies as a whole benefit, inter alia, due to:

(i) the Chair’s in-depth knowledge of the Group and its businesses and his strategic vision;

(ii) the good relationship and coordination between the Chair and the Chief Executive Officer (CEO);

(iii) an allocation of functions in the executive area between them that allows them to have sufficient dedication to perform their respective duties;

(iv) the proper functioning of the corporate bodies, for which the executive chairship model has proven to be an essential element;

(v) the Chair’s impact and drive on the corporate culture, as well as in his institutional representation function; and

(vi) the support received from shareholders and investors.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 48

●

The position of the Lead Director, held by an independent director, elected by the non-executive directors, who performs the functions established in Article 22 of the Regulations of the Board of Directors, and periodically reports to the Board on the performance thereof. Additionally, the Lead Director chairs the Risk and Compliance Committee and is a member of the Appointments and Corporate Governance Committee and the Technology and Cybersecurity Committee, which provides high-value knowledge in the performance of their duties as Lead Director.

In particular, among the activities carried out by the Lead Director in 2025, it is worth noting the interaction with other members of the Board of Directors and with other stakeholders, a function that is performed on an ongoing basis through the meetings held throughout the year, as detailed below:

—

Individual and group meetings with non-executive directors, in order to gather opinions on the Bank’s Corporate Governance System, the dynamics of the corporate bodies, and possible suggestions for improvement.

—

Periodic meetings with executive directors, as a continuous communication channel, facilitating the direct transfer of the most relevant observations obtained in the performance of their functions, reinforcing coordination and alignment between the information received by the corporate bodies and the Board’s oversight needs.

—

Meetings held in the context of the annual self-assessment process of the Board of Directors and the assessment of the functions of the Chair and the CEO, leading individual interviews with non-executive directors to gather their opinions on the functioning of the Board and its Committees, as well as the performance of the executive directors, as described in section 7 below.

—

A relevant role in the dialogue with investors, shareholders and other stakeholders, participating in the annual Corporate Governance Roadshow, held within the framework of the policy of continuous dialogue with major shareholders and proxy advisors, in which the vision of the Board was conveyed and their opinions on the Bank’s corporate governance were gathered.

—	Direct dialogue with the Bank’s main supervisors, participating in periodic meetings with representatives of the European Central Bank and the Bank of Spain.

During the 2025 financial year, the Lead Director held a total of 28 meetings with the other non-executive directors, without the attendance or representation of any executive director. In addition to the above, as of the date of preparation of this Report, the Lead Director held 4 more meetings with non-executive directors within the framework of the annual self-assessment process of the Board corresponding to the 2025 financial year. (C.1.25)

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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5.3. Functioning of the Board

The configuration of the Bank’s Corporate Governance System enables the corporate bodies to perform their functions on the basis of sound processes aimed at facilitating the consideration of all matters for which they are responsible with the appropriate depth and ensuring the participation of the directors, with full independence of judgment and a critical vision in decision-making and in the supervision and control of management, and supported by an informational model and an anticipatory management of real and potential conflicts of interest.

In accordance with the Regulations of the Board of Directors, the Board holds ordinary monthly meetings in accordance with the annual calendar of meetings prepared prior to the start of the year, and extraordinary meetings as often as deemed necessary.

In addition to the information on the dedication and commitment of the directors, described in section 5.1.5, detailed information on the meetings of the Board of Directors during the 2025 financial year is provided: (C.1.25 and C.1.26)

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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FUNCTIONING OF THE BOARD OF DIRECTORS

This model evolves every year as a result of a continuous improvement process that takes into account the Group’s needs, the directors’ opinions, international best practices and trends, the opinions of shareholders, investors and other stakeholders, and supervisory expectations, which allows for the identification of improvement initiatives that take the form of actions defined and implemented throughout the year.

In 2025, the Board approved an Improvement Plan that has been implemented throughout the year and has allowed for the continued evolution and strengthening of BBVA’s corporate governance, covering the following areas:

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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In accordance with the provisions of Article 5 of the Regulations of the Board of Directors, the directors have, prior to the meetings, all the information they need to form an opinion with respect to the matters within the remit of the corporate bodies, and may ask for any additional information and advice required to perform their duties. They may also ask the Board of Directors for external expert help for any matters put to their consideration whose special complexity or importance so requires.

Furthermore, as set forth in article 29 of the Regulations of the Board of Directors, the directors will be provided with such information or clarifications as deemed necessary or appropriate with regard to the matters to be discussed at the meeting, either before or during the course thereof.

Thus, prior to such meetings, information is made available to the Bank’s corporate bodies through an online system, to which all members of the Board have access. (C.1.35)

The Board of Directors is validly constituted when a majority of its members are present or represented at the meeting and, in general, resolutions are adopted by an absolute majority of votes, unless otherwise provided, and no reinforced majorities other than those provided for by law exist for any type of decision. (C.1.20)

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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6. Board Committees

BBVA’s Board of Directors has specific Committees, which assist it in matters that fall within their respective remits and which have been set up on the basis of an appropriate and clear distribution of functions, as set out in their corresponding regulations. In discharging their functions, the Committees carry out an in-depth review of the matters and proposals that fall within their remit, making them a key part of the decision-making, supervision and control model described.

All the Board Committees have their own regulations, which have been approved by the Board and are available on the BBVA corporate website (www.bbva.com), under “Shareholders and Investors”, “Corporate Governance and Remuneration Policy”, within the “Board Committees” section. During the 2025 financial year, partial amendments were made to the Committee regulations, in line with the amendments introduced in the Board Regulations. (C.2.3)

6.1. Composition of the Committees

The composition of the various Board Committees at the end of financial year 2025 is as follows:

Director	Executive Committee	Audit Committee	Appointments and Corporate Government Committee	Remuneration Committee	Risk and Compliance Committee	Technology and Cybersecurity Committee

Carlos Torres Vila

Onur Genç

José Miguel Andrés Torrecillas

Jaime Caruana Lacorte

Enrique Casanueva Nárdiz

Sonia Dulá

Raúl Galamba de Oliveira

Belén Garijo López

Connie Hedegaard Koksbang

Lourdes Máiz Carro

Cristina de Parias Halcón

Ana Peralta Moreno

Ana Revenga Shanklin

Carlos Salazar Lomelín

Jan Verplancke

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 53

6.2. Rules of organization and functioning of the Committees

The Committees meet whenever they are convened by their chair, who also sets the agenda for their meetings and chairs them. The Committee chairs shall further ensure that all members participate freely in the deliberations and shall encourage constructive dialogue among them, thus promoting the free expression of their opinions.

Each Committee shall be deemed to be validly constituted when more than half of its members are present or represented at the meeting. Committee members shall attend sessions in person and, when they are unable to do so, they shall endeavor to grant their proxy to another member of the Committee, including the appropriate instructions and notifying the chair of the Committee. Non-executive directors may only delegate their representation to another non-executive director. Likewise, the constitution of the Committee without prior notice shall be valid if all its members are present and unanimously accept the holding of the meeting. In addition, resolutions shall be adopted by an absolute majority of the votes present or represented.

Each Committee shall endeavor to establish an annual calendar of meetings, considering the time to be devoted to its various functions. The notice of ordinary sessions shall include the agenda and shall be sent in writing (via any means of remote communication) with the necessary notice, ensuring that Committee members receive the relevant information and documentation sufficiently in advance for the proper performance of their duties, unless, exceptionally, in the opinion of its chair, it is not appropriate for reasons of confidentiality. Extraordinary Committee meetings may be convened by telephone or by any other means of remote communication, and the requirements set out in the preceding paragraph shall not apply when, in the opinion of the chair of the Committee, circumstances so justify.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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Furthermore, the Committees may hire external advisory services on relevant matters when they consider it appropriate, which is channeled through the Secretary of the Committee.

Minutes shall be taken of the meetings held by each Committee, which, once approved, shall be signed by the Secretary with the approval of the chair of the Committee or by whoever acted as such at the corresponding meeting. The chair of each Committee shall periodically report to the Board of Directors on the activities carried out and the resolutions adopted by the Committee. The minutes, once approved by the Committee, shall be made available to all members of the Board of Directors.

In all other aspects relating to their organization and operation, the provisions of the Regulations of each Committee shall apply. In addition, for all matters not provided for in the respective Regulations of each Committee, the provisions of the Regulations of the Board of Directors shall apply, insofar as they are applicable.

Within the framework of the annual evaluation process of their operation, all Board Committees have prepared and submitted to the Board of Directors a report regarding the activity carried out by each of them during the 2025 financial year in the performance of their duties, the essential aspects of which are described, for each Committee, in the following sections. (C.2.3)

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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6.3. Executive Committee

Pursuant to Article 46 of the Bylaws, Article 31 of the Regulations of the Board of Directors and Article 1.2 of the Regulations of the Executive Committee, BBVA’s Board of Directors has set up an Executive Committee, which will be responsible for those matters of the Board of Directors that the Board agrees to delegate to that Committee, in accordance with the law, the Bylaws, the Regulations of the Board or the Committee’s own Regulations approved by the Board of Directors (C.1.9).

6.3.1. Composition of the Executive Committee (C.2.1)

In accordance with the Regulations of the Board of Directors (Article 31) and the Regulations of the Executive Committee (Article 3), the Committee shall be composed of a minimum of four directors appointed by the Board of Directors, ensuring that there is a majority of non-executive directors over executive directors. The Chair of the Board of Directors shall be an ex officio member of the Committee.

At December 31, 2025, the composition of the Executive Committee was as follows:

Name	Role	Category

Carlos Torres Vila	Chair	Executive

Onur Genç	Member	Executive

José Miguel Andrés Torrecillas	Member	Independent

Jaime Caruana Lacorte	Member	Independent

Belén Garijo López	Member	Other external

6.3.2. Functions of the Executive Committee

In accordance with the powers attributed under Article 5 of the Regulations of the Executive Committee, the Committee is responsible for (i) support functions to the Board in decision-making on matters of strategy, budget, finance and business and reputational risk; (ii) monitoring and control of issues related to the activity and results of the Group, budget monitoring, the progress of the Strategic Plan, the funding and liquidity plan and the Group’s capital position, and the progress of the risk profile, among others; and (iii) decision-making powers on certain matters by delegation from the Board.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 56

6.3.3. Activities of the Executive Committee during the financial year

In 2025, the Committee fulfilled all the functions assigned to it, reporting monthly on its activities to the Board of Directors throughout the financial year.

Decision-making support functions to the Board of Directors

In relation to its functions of supporting the Board in decision-making, the Committee conducted a detailed analysis of the proposal of the Strategic Plan defined for the next five years (2025–2029).

The Committee also performed the task of jointly analyzing the main management elements such as the budget, the Risk Appetite Framework and the associated capital and liquidity and financing plans. This is an essential task to ensure the integrity, coordination, consistency and coherence of the Group’s forward-looking strategic processes, taking into account their common aspects and promoting the integration of the pillars of the Strategic Plan defined by the Board.

The Committee also analyzed, prior to the Board, the proposals for shareholder remuneration presented during the financial year.

With regard to corporate transactions the approval of which falls within the Board’s remit, the Committee supported the Board on the decisions regarding the public acquisition of the shares of Banco Sabadell, analysing the strategic rationale of the transaction, its effects on the Bank’s business and the financial and capital aspects involved.

Monitoring and control functions

In relation to the monitoring and control functions, and as regards the review of the Bank’s activity throughout the year, the Committee analyzed the monthly evolution of the main business variables, based on the objectives defined in the Budget and in the Risk Appetite Framework, approved for 2025.

The Committee also continuously monitored the economic, financial and market environment throughout the year, as well as the potential impact of these trends on the management and running of the Group’s businesses.

In this context, it is also worth highlighting the special attention and close monitoring by the Committee of the economic, financial and regulatory landscape in the countries in which the Group operates.

Furthermore, it is worth highlighting the work carried out by the Committee regarding the monitoring and analysis of the development of the Bank’s balance sheet, where the focus during this year has been on the active management of capital, liquidity and currencies, in order to adapt them to the current environment.

Regarding sustainability, the Committee kept track of the Bank’s progress in integrating sustainability into its business, risks and governance, both through the indicators defined for this

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 57

purpose, and by reviewing the progress made toward the decarbonization plans, sustainable business mobilization and the development of strategic initiatives in this area.

The Committee also analyzed, evaluated and managed matters relating to reputational risk.

Likewise, the Committee has carried out ongoing monitoring of the course and outlook for the public acquisition of the shares of Banco Sabadell since its launch in May 2024.

Also in 2025, the Committee monitored and analyzed the projects associated with the strategic priorities defined by the Bank, as well as the investments made by the Group over the course of the financial year.

Other activities

The Committee has also authorized the appointment of directors at subsidiaries or companies in which the Group holds a stake, as well as the granted powers of attorney to Bank employees and executives, all in accordance with the terms proposed by the corresponding areas.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 58

6.4. Audit Committee

In accordance with Article 33 of BBVA’s Regulations of the Board of Directors, the Board has set up an Audit Committee, which is primarily responsible for supporting the Board of Directors in overseeing the process of drawing up the financial statements and public information, as well as the relationship with the external auditor and Internal Audit.

6.4.1. Composition of the Audit Committee (C.2.1)

In accordance with the Regulations of the Board of Directors (Article 33) and the Regulations of the Audit Committee (Article 3), the Audit Committee shall be composed exclusively of independent directors and shall have a minimum of four directors. At least one member must be appointed on the basis of their knowledge and experience in accounting, auditing or both. As a whole, the Committee members will possess relevant technical expertise in the financial sector.

The Board will, from amongst its members, appoint the chair of this Committee, who must be replaced every four years but may be re-elected one year after the end of their term of office.

As of December 31, 2025, the composition of the Audit Committee is as follows:

Name	Role	Category

José Miguel Andrés Torrecillas (*)	Chair (since April 26, 2023)	Independent

Enrique Casanueva Nárdiz (*)	Member	Independent

Sonia Dulá (*)	Member	Independent

Connie Hedegaard Koksbang	Member	Independent

Lourdes Máiz Carro (*)	Member	Independent

Ana Peralta Moreno (*)	Member	Independent

(*) Appointed on the basis of their knowledge and experience in accounting and/or auditing.

6.4.2. Functions of the Audit Committee

In accordance with the powers assigned to it by Article 5 of the Regulations of the Audit Committee, and notwithstanding any other functions assigned to it by Law, by the Bank’s internal regulations or by resolution of the Board, the Audit Committee has, among others, functions related to:

(i) the supervision of the financial statements and public information, which includes supervising the process for preparing and presenting the Bank and its Group’s financial and non-financial information, and supervising the effectiveness of the Company’s internal control, internal audit and risk management systems in the process of preparing and presenting financial information;

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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(ii) the Internal Audit function, which includes powers such as proposing to the Board of Directors the selection, appointment and removal of the head of the Internal Audit function; supervising the independence, effectiveness and functioning of the Internal Audit function; proposing to the Board the objectives of the head of Internal Audit and the assessment of their performance; and analyzing and, where appropriate, approving the Internal Audit function’s annual work plan; and

(iii) the external auditor, submitting proposals to the Board for the selection, appointment, re-election and replacement of the external auditor, and taking responsibility for the selection process; as well as ensuring their independence, among others.

Additionally, other functions attributed to the Audit Committee include being informed of any relevant infringements, situations requiring adjustments, or anomalies that may be detected during the course of the external audit; being informed of reports, documents or communications from external supervisory bodies referring to the scope of the Committee’s functions; and reporting, in advance, on Related-Party Transactions, as defined in section 12 below, which must be submitted for the approval of the General Shareholders’ Meeting or the Board of Directors, and periodically supervising the internal procedure established.

6.4.3. Activities of the Audit Committee during the financial year

In 2025, the Committee fulfilled all the functions assigned to it, reporting monthly on its activities to the Board of Directors throughout the financial year.

In relation to the oversight of the financial statements and public reporting

In relation to overseeing the financial statements and public disclosures, the Committee has analyzed and supervised, prior to their submission to the Board, to verify their correctness, reliability, sufficiency and clarity, the process for the preparation and presentation of the mandatory financial and non-financial information, both for the Bank and for its consolidated Group, contained in the annual, half-yearly and quarterly reports.

These oversight functions, on the mandatory financial and non-financial information, have been carried out by a constant process throughout the year, in which it monitored the monthly trend in the balance sheet and income statement, the quarterly and semi-annual balance sheet and income statement, the closing results for each period and the process for preparing the corresponding financial and non-financial information, paying close attention to the accounting principles, policies, criteria and valuations applied, the changes therein, as well as to the accounting regulations and the requirements established on non-financial information, in addition to monitoring the evolution of the Group’s consolidation perimeter.

In addition, the Committee continuously monitored and analyzed, on a monthly basis, the main potential impacts on the business, balance sheet and income statement of the Bank and its Group from an accounting perspective. In particular, the Committee carried out an analysis and supervision regarding: (i) the update of the macroeconomic information used to calculate expected losses due to credit risk, in accordance with IFRS 9; (ii) the indications of impairment on goodwill, as recorded in the Group’s accounts, in relation to the main Cash Generating Units (CGUs), in

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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compliance with IAS 36; (iii) the impacts derived from net monetary loss in the Group’s geographical areas with hyperinflationary economies, in application of IAS 29; (iv) the valuation in the Bank’s annual financial statements of the shareholding of Garanti BBVA, among others.

Thus, prior to their drafting and/or approval by the Board of Directors, the Committee oversaw the preparation of the individual and consolidated Annual Financial Statements for the financial year along with the Non-Financial Information Statement, the half-yearly and quarterly financial statements, as well as other relevant financial information, including the CNMV Universal Registration Document, U.S. Form 20-F of the Securities and Exchange Commission (SEC), and the Prudential Relevance Report, among others, submitting to the Board the corresponding reports and/or favorable opinions of the Committee on the financial information of the Bank and its Group.

In addition, and as part of the financial information monitoring process, the Committee has overseen the sufficiency, suitability and effective functioning of the internal control systems in place for the preparation of financial information, including tax-related systems. It also examined the internal reports issued by the executive areas of the Bank and by the external auditor on the effectiveness of the internal control system over financial reporting, submitting to the Board the Committee’s reports on the sufficiency of the internal control systems put in place by the Group for the generation of financial information.

Similarly, coinciding with the supervision of the main financial information of the Bank and its Group, the Committee has analyzed the Group’s main tax figures, supervising, among other matters, the actual tax rate, the total tax risk, the tax situation in capital, as well as the main criteria used and the main decisions adopted with an impact on the Group’s financial information, among which the one relating to the Spanish tax on interest margins and commissions (IMIC) for the 2024 and 2025 fiscal years is particularly noteworthy.

Regarding external audit

In relation to the external audit activity, the Committee maintained appropriate relationships with the heads of the external auditor, during each of the monthly meetings it held, in order to ascertain the planning, stage and progress of the Annual Plan established for performing its work in connection with the audit of the Bank’s and Group’s Annual Financial Statements, of the interim financial statements and of other financial information subject to review as part of the statutory auditing process.

Moreover, the Committee received from the external auditor and examined the audit opinions, the limited review opinion reports and communications required by auditing legislation including the work performed on the Group’s main financial and non-financial information; other regulatory work required by the regulations applicable to the external auditor; as well as the confirmations of its independence with respect to the Bank and its Group companies.

In relation to the independence required of the external auditor, the Committee ensured that its work is carried out freely, without interaction and with the full cooperation of the Group’s management, as well as the application of internal procedures that prevent potential conflicts of interest; verified the statements made by the external auditor regarding the confirmation of its

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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independence vis-à-vis BBVA and its Group; and issued reports in accordance with applicable legislation. The Committee also examined, prior to its submission to the Board, the overall proposal for the external auditor’s fees for 2025.

The Committee has been informed by the Head of Internal Audit and has ratified the engagement of additional auditing services not included in the global services proposal submitted by the external auditor, which had been pre-approved by the Committee Chair, analyzing their compliance with the applicable independence requirements.

Regarding internal audit

With regard to tasks carried out by Internal Audit, whose head is under the authority of the Board and reports to the Audit Committee at each of its monthly meetings, the Committee ensured that Internal Audit has the necessary material and human resources for the effective performance of its functions, overseeing the efficiency and operation of the role as well as its independence from other areas of the Bank.

More precisely, the Committee analyzed and approved the Annual Internal Audit Plan for the 2026 financial year, also overseeing at each of the monthly meetings held the progress made towards the Annual Internal Audit Plan for the 2025 financial year, and the activity and reports issued by the area. It was also notified of the result of its most relevant work, weaknesses and opportunities for improvement identified, and the recommendations made by the Internal Audit as a result of its review engagements.

In relation to the Strategic Plan defined by the Internal Audit area for the 2025-2029 period, the Committee has been informed of and has supervised the progress during the year, analyzing the evolution of the main lines of work established for the three defined strategic priorities.

On the other hand, the Committee has analyzed the appointment of the new Head of the Internal Audit area, replacing its former head, based on the candidates shortlisted by the Talent & Culture area, agreeing to propose their appointment to the Board of Directors, which approved it; it has analyzed and approved the update proposal to the Internal Audit Charter regulations to align them with the new Global Internal Audit Standards; and it has carried out the performance evaluation of the head of the Internal Audit function based on the framework of indicators and objectives approved by the Board of Directors.

Other activities

Other functions performed by the Committee during the year include the analysis carried out, prior to the decisions to be adopted by the Board, of the relevant investment transactions that the Group planned to carry out; the supervision of the Group’s corporate structure; as well as the procedure for the delegation of related-party transactions, agreed by the Board, in compliance with the authorization established by the Corporate Enterprises Act, in order to verify the fairness and transparency of the transactions, as well as compliance with the applicable legal criteria for the delegation of such transactions.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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Finally, on the occasion of the Bank’s Annual General Shareholders’ held on 2025, the Committee reported to the shareholders of the main functions performed in relation to the matters within its competence, including, among others, the oversight of the process for preparing the financial information of the Bank and its Group, which had been made available to the shareholders for their approval, the results of the audit of accounts and the role that the Committee had performed in this regard.

6.4.4. Oversight of Financial Information (C.1.27 and C.1.28)

Article 33 of BBVA’s Regulations of the Board of Directors specifies that the main task of the Audit Committee is, among others, to assist the Board of Directors in supervising the preparation of the financial statements and public information.

To this end, the Committee maintains direct and ongoing contact with the heads of the Group’s Accounting area through monthly meetings, monitoring the progress in the main figures on the balance sheet and income statement of the Bank and its Group every month; overseeing the accounting policies, practices and principles as well as the valuation criteria followed by the Bank and the Group during the process of preparing and submitting the corresponding financial information; and analyzing changes made in relation to the main applicable accounting regulations, as well as the main impacts that their incorporation has had on the financial information of the Bank and its Group. To this end, the Committee had access to all of the information it required, with the level of aggregation deemed appropriate.

In addition, given that the external audit is one of the core elements in the chain of control mechanisms established to ensure the quality and integrity of the financial information, in accordance with the Regulations of the Audit Committee, it is the Committee’s responsibility to check, at appropriate intervals, that the external audit schedule of work is being conducted under the agreed conditions, and that this satisfies the requirements of the competent authorities and the corporate bodies.

Moreover, it will require the auditor to periodically—at least once a year—provide an evaluation of the quality of the internal control procedures regarding the preparation and presentation of the Group’s financial information, discussing with the auditor any weaknesses in the internal control system identified during the audit, without undermining its independence, to then be able to submit recommendations or proposals to the Board of Directors, along with the deadline for their follow-up.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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The Committee will also be apprised of any infringements, situations requiring adjustments or anomalies that may be detected during the external audit and are material in nature, i.e. those that, in isolation or as a whole, could cause significant and substantive harm to the Group’s net worth, earnings or reputation. Discernment of such matters will be at the discretion of the external auditor who, if in doubt, must opt to report on them.

These matters are carefully considered by the Audit Committee, which maintains direct and ongoing contact with the external auditors through monthly meetings. At these meetings, the auditors provide detailed information on their work and the results thereof, which enables the Committee to continuously monitor said work and the conclusions thereof, ensuring that it is performed under optimal conditions and without interference from management. (C.1.28)

The individual and consolidated Annual Financial Statements submitted to the Board for drafting are certified beforehand by the Group’s Global Head of Finance. (C.1.27)

Furthermore, to the extent that the ADSs (American Depositary Shares) are listed on the New York Stock Exchange, BBVA is subject to the supervision of the Securities and Exchange Commission (SEC) and therefore, in compliance with the provisions of the Sarbanes Oxley Act and its implementing regulations, the Chair, the Chief Executive Officer and the Global Head of Finance, as a member of Senior Management tasked with drawing up the financial statements, sign and file annually the certifications referred to in Sections 302 and 906 of this Act, relating to the content of the annual financial statements. These certifications are included in the annual 20-F Form that the Company presents to this authority for registration. (C.1.27)

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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6.5. Appointments and Corporate Governance Committee

In accordance with Article 34 of the Regulations of the Board of Directors, the Board of Directors has an Appointments and Corporate Governance Committee, whose primary task is to support the Board in matters relating to the selection and appointment of members of the Board of Directors; the performance assessment; the drafting of succession plans; the Bank’s Corporate Governance System; and the oversight of directors’ conduct and any conflicts of interest that may affect them.

6.5.1. Composition of the Appointments and Corporate Governance Committee (C.2.1)

In accordance with the provisions of the Regulations of the Board of Directors (Article 34) and the Regulations of the Appointments and Corporate Governance Committee (Article 3), the Committee shall be composed of at least three directors, all of them non-executive and most of them independent, as well as its chair.

As of December 31, 2025, the composition of the Appointments and Corporate Governance Committee was as follows:

Name	Role	Category

José Miguel Andrés Torrecillas	Chair	Independent

Jaime Caruana Lacorte	Member	Independent

Raúl Galamba de Oliveira	Member	Independent

Belén Garijo López	Member	Other external

Cristina de Parias Halcón	Member	Other external

6.5.2. Functions of the Appointments and Corporate Governance Committee

In accordance with the functions attributed under Article 5 of the Regulations of the Appointments and Corporate Governance Committee and without prejudice to any other functions that may be assigned to it, the Appointments and Corporate Governance Committee has, among others, functions related to:

(i) assessing the quality and operation of the Board and the performance of the functions of the Chair of the Board of Directors and of the Chief Executive Officer, determining the assessment process and supervising its implementation;

(ii) corporate governance, periodically evaluating and reviewing the Company’s Corporate Governance System and ensuring compliance with the provisions applicable to directors; and

(iii) the composition of the Board and Senior Management, submitting proposals and reports for the appointment, re-election or removal of directors, as appropriate, and evaluating the balance of

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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knowledge, skills, diversity and experience on the Board and the suitability of its members, as well as submitting proposals and reports for the appointment and removal of positions on the Board and of senior managers, as appropriate.

6.5.3. Activities of the Appointments and Corporate Governance Committee during the financial year

In the exercise of its assigned functions, the most relevant actions carried out by the Appointments and Corporate Governance Committee during the 2025 financial year are those detailed below, having submitted to the Board of Directors, where appropriate, the corresponding reports and proposals for resolutions and regularly reporting on its activity.

Assessment of the Board of Directors, the Chair and the CEO

In 2025, the Appointments and Corporate Governance Committee, in exercise of its functions, led the annual self-assessment process for 2025 financial year, as detailed in section 7 of this Report, analyzing the functioning of the Board and the performance of the functions of the Chair of the Board and the CEO, and submitting the corresponding reports for consideration by the Board.

To this effect, the Committee determined the process to be followed in relation to the assessment of the Board and its Committees and the performance of the functions of the Chair and of the CEO, agreeing that it be carried out internally, —having been carried out the previous year with the assistance of an external expert— in alignment with the provisions of the Good Governance Code of Listed Companies published by the National Securities Market Commission (CNMV).

This process also included an analysis of the structure, size and composition of the Board of Directors, including diversity of gender, knowledge, skills and experience required of its members, the independent status and suitability of the directors, as well as their level of dedication, and the operation of the Board in the exercise and activity carried out.

As a result of the analysis performed, the Committee agreed to issue a favorable report to the Board on the quality and efficiency of the operation of the Board of Directors, as well as on the performance of the functions of the Chair and of the CEO during the 2025 financial year, with the Lead Director having led the assessment of both, integrating the opinions and views of the non-executive directors and, in the case of the CEO, the assessment carried out by the Executive Committee.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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Corporate governance

With respect to the functions related to the Bank’s Corporate Governance System, the Committee analyzed, among others, the following matters:

●

the formulation of the Corporate Governance Improvement Plan, as a result of the conclusions and areas for development identified within the framework of the Board of Directors’ self-evaluation process for the 2024 financial year, with the aim of continuing to strengthen the Bank’s corporate governance model and the operation of its corporate bodies, as well as the most notable corporate governance activity carried out during the year;

●

the development and conclusions of the corporate governance roadshow carried out by the General Secretariat and Investor Relations teams, in which the Lead Director also played a prominent role, whereby meetings were held with the Bank’s main institutional investors and specialized corporate governance advisors;

●	the work carried out in relation to the Annual Corporate Governance Report, analyzing, in particular, the degree of the Bank’s compliance with the recommendations of the CNMV’s Good Governance Code;

●

the status of the transposition of the BBVA Group General Corporate Governance Policy in the Group’s subsidiaries and the progress in developing governance models aligned with that of BBVA, with the goal of continuing to advance in promoting a culture of good governance within the Group;

●	the proposal for a technical update of the General Policy on Communication and Contacts with Shareholders and Investors; and

●

has verified that the circumstances established in the BBVA Directors’ Remuneration Policy for the application of malus and clawback clauses related to the conduct of executive directors had not occurred for the purposes of the payment of variable remuneration accrued in previous years.

Board composition

As described in the preceding paragraphs of this Report, the Appointments and Corporate Governance Committee annually analyzes the composition of the Board as part of the annual assessment process, so that BBVA’s corporate bodies continue to have the most appropriate composition for the best performance of their functions, in accordance with the provisions and objectives of the Regulations of the Board of Directors and the Selection Policy.

Thus, in the exercise of the aforementioned functions, the Committee analyzed, on the occasion of the evaluation of the operation of the Board in 2024, the structure, size and composition of the Bank’s corporate bodies, the conclusions of which were taken into account to submit the

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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corresponding proposals for the re-election of directors that were submitted to the Bank’s Annual General Shareholders’ Meeting held in 2025.

The Appointments and Corporate Governance Committee, as part of the annual Board assessment process for the 2025 financial year, has also carried out the periodic analysis of the structure, size and composition of the Board of Directors, as well as its operation, and the advisability of amending the Regulations of the Board of Directors to remove the age limit established for the role of director, as described in section 5 above, all in accordance with the provisions and objectives of the Board Regulations and the Selection Policy.

As a result of the above analysis, the Committee concluded that the Board, as a whole, had an appropriate size, a solid structure and a balanced, appropriate and diverse composition, integrating people with different profiles, knowledge and professional experience, who have a deep knowledge of the Bank’s and its Group’s environment, strategy, activities, businesses and risks, together with diversity from the perspective of gender and nationality, along with a high number of directors with the status of independent.

Notwithstanding the above, taking into account that the statutory term of several of the Bank’s current directors will expire at the 2026 Annual General Shareholders’ Meeting, and other circumstances that may affect the composition of the Board, such as the levels of independence, tenure and other circumstances from the point of view of diversity, skills and experience of the directors, the Committee has continued to promote the progressive renewal process of the Board, which has culminated in the corresponding proposals for the appointment and re-election of directors submitted for the consideration of the next General Meeting, in accordance with the information available to shareholders through BBVA corporate website.

Likewise, in 2025 the three-year mandate for which director Raúl Galamba had been appointed as Lead Director expired; therefore, after analyzing the satisfactory performance of the assigned functions, the fluid relationship maintained with the non-executive directors and the high dedication and commitment to the performance of the role, the Committee agreed to propose to the Board his re-election as Lead Director for an additional three-year period.

Appointment of Senior Management

The Committee has also analyzed, as a consequence of the vacancies in Senior Management positions, the identification, evaluation and selection processes for candidates, in accordance with the General Policy for the Selection and Appointment of Senior Management, as well as the suitability analysis performed, reporting favorably to the Board on the appointment of new members to Senior Management.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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6.6. Remuneration Committee

In accordance with Article 35 of the Regulations of the Board of Directors, the Board has set up a Remuneration Committee, whose primary task is to support the Board of Directors on those remuneration matters that fall within its remit, particularly those related to the remuneration of directors, senior executives and those employees whose professional activities have a significant impact on the Group’s risk profile, ensuring compliance with the remuneration policies in place.

6.6.1. Composition of the Remuneration Committee (C.2.1)

In accordance with the Regulations of the Board of Directors (Article 35) and the Regulations of the Remuneration Committee (Article 3), the Committee is composed of at least three directors, all of whom are non-executive and the majority of whom are independent, as is its chair.

As of December 31, 2025, the composition of the Remuneration Committee is as follows:

Name	Role	Category

Ana Revenga Shanklin	Chair	Independent

Lourdes Máiz Carro	Member	Independent

Ana Peralta Moreno	Member	Independent

Carlos Salazar Lomelín	Member	Other external

Jan Verplancke	Member	Independent

6.6.2. Functions of the Remuneration Committee

In accordance with the functions ascribed to it under Article 5 of the Regulations of the Remuneration Committee, and without prejudice to any other functions assigned to it, the Remuneration Committee’s main task is to assist the Board in remuneration matters, having for such purpose, among others, functions related to:

(i) remuneration policies, proposing to the Board the directors’ remuneration policy for submission to the General Meeting, together with its corresponding report; as well as the remuneration policy for senior management, the rest of the Identified Staff and the Group as a whole; and supervising its implementation (including supervising the process for the identification of the Identified Staff), ensuring its observance and reviewing them periodically.

(ii) the remuneration of directors, executive and non-executive, proposing to the Board the remuneration of non-executive directors and the contracts to be entered into by the Company with executive directors, as well as the objectives and criteria for measuring their variable remuneration, evaluating the degree of achievement thereof and analyzing, where appropriate, possible ex ante or ex post adjustments (including reduction or malus and clawback clauses); and proposing to the Board the annual report on directors’ remuneration for submission to the General Meeting.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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(iii) the remuneration of Senior Management, proposing to the Board the basic conditions of their contracts and directly supervising their remuneration; likewise proposing the variable remuneration and the criteria for its determination for the heads of Regulation & Internal Control and Internal Audit, based on the proposals submitted by the Risks and Compliance Committee and the Audit Committee, respectively.

6.6.3. Activities of the Remuneration Committee during the financial year

In 2025, the Committee’s activity was primarily focused on the functions ascribed to it under article 5 of its Regulations, as well as on the execution and supervision of the framework set out in the BBVA Directors’ Remuneration Policy, as approved by the General Meeting held on March 17, 2023 (the “Policy”) and in the BBVA Group’s General Remuneration Policy, updated by the Board of Directors on March 29, 2023. The latter is generally applicable to all BBVA Group staff and also contains the specific rules applicable to the Identified Staff, of which the members of BBVA’s Senior Management are part. These policies are geared towards the recurring generation of value for the Group, also seeking to align the interests of its employees and shareholders with prudent risk management.

Therefore, in the exercise of its functions and of the aforementioned remuneration policies, the most significant activities carried out by the Remuneration Committee in 2025 are outlined below, and it duly submitted the corresponding proposals to the Board of Directors, where appropriate, and regularly reported to the Board on its activity.

Remuneration matters for executive directors

With respect to the executive directors, the Remuneration Committee submitted to the Board the proposals needed regarding:

—

the initial award of Annual Variable Remuneration (“AVR”) for financial year 2024, once the Attributable Profit and Capital Ratio thresholds had been reached. This AVR is composed of: (i) a Short-Term Incentive (“STI”), calculated on the basis of the result of the annual indicators approved for this purpose and in accordance with the corresponding scales of achievement, according to the weighting assigned to each indicator and based on the targets set for each of them; and (ii) a Long-Term Incentive (“LTI”) under the maximum achievement level scenario (150%), the final amount of which will depend on the result of the long-term indicators approved for its calculation, which may be within an achievement range of 0% to 150%;

—

the determination of the targets and scales of achievement associated with the long-term indicators that will be used to calculate the final amount of the 2024 Long-Term Incentive of the executive directors, which are also applicable to the rest of the Identified Staff, including Senior Management;

—

the determination of the amount of the Deferred Part of the 2021 AVR due for payment, once verified that its reduction was not applicable given the results of the multi-year evaluation indicators established for this remuneration;

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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—

the settlement of the Upfront Portion of the 2024 AVR which corresponds to the first payment of the 2024 Short-Term Incentive, as well as the parts of the Deferred AVR from previous years due for payment in 2025, together with the update of its cash portion; once verified that the application of ex post adjustments for risk did not apply in the case of the Deferred 2023 RVA;

—

the determination of the minimum Attributable Profit and Capital Ratio thresholds for the accrual of the AVR for financial year 2025, in line with those applied to the rest of BBVA’s workforce. These thresholds would also be used to give rise to the right to the Long-Term Incentive which, together with the Short-Term Incentive, forms part of the 2025 AVR of the executive directors and the other members of the Identified Staff;

—	the determination of the Annual Indicators and their weightings for the calculation of the 2025 Short-Term Incentive, as well as their corresponding targets and scales of achievement;

—

the determination of the Long-Term Indicators for the calculation of the final amount of the 2025 Long-Term Incentive, together with the relevant weightings, which are also applicable to other members of the Identified Staff, including Senior Management; and

—

the determination of the thresholds and reduction scales for the capital and liquidity indicators, the result of which may determine possible ex post risk adjustments to the Deferred Portion of the AVR for 2023 and 2024 due for payment in 2026, all of which also applies to the other members of the Identified Staff, including Senior Management.

Remuneration matters for Senior Management

The Remuneration Committee submitted to the Board, among other matters, the required proposals for the setting and review of the salary conditions of certain members of Senior Management, in accordance with the basic contractual framework approved by the Board for this segment.

The Committee also oversaw the Annual Variable Remuneration for financial year 2024 for the members of Senior Management, as well as the deferred variable remuneration from previous years, which was due for payment in 2025.

Furthermore, given that the Heads of Internal Audit & Regulation and Internal Control report directly to the Board, the Committee, within the framework of the remuneration model applicable to Senior Management, and on the basis of the proposals submitted by the Audit Committee and the Risk and Compliance Committee, respectively, submitted to the Board the proposals for determining their respective AVR for financial year 2024 and for setting the targets and criteria for measuring the Short-Term Incentive that would form part of their AVR for financial year 2025.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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Remuneration matters relating to the Identified Staff

In relation to the Identified Staff, which includes the members of Senior Management, the Remuneration Committee submitted to the Board the proposed resolutions to determine that the following rules governing the AVR of the executive directors should apply equally to the AVR of the Identified Staff: (i) the targets and scales of achievement associated with the long-term indicators that will be used to calculate the final amount of the Long-Term Incentive which is part of the 2024 AVR; (ii) the thresholds and scales of reduction for the capital and liquidity indicators, the result of which may determine possible ex post risk adjustments to the Deferred Portion of the AVR for 2023 and 2024 due for payment in 2026; (iii) the minimum thresholds of Attributable Benefit and Capital Ratio for the accrual of the AVR for financial year 2025 and of the right to the Long-Term Incentive, which is part of that AVR; and (iv) the Long-Term Indicators used to calculate the final amount of such incentive.

Supervising the implementation of remuneration policies

In accordance with its function to ensure compliance with the remuneration policies established by the Company (BBVA Directors’ Remuneration Policy and BBVA Group General Remuneration Policy) in 2025, the Committee reviewed their implementation in 2024, on the basis of the Annual Report issued for this purpose by Internal Audit, including the proposed improvement plans.

In addition, the Committee has been informed of the development and the outcome of the process for identifying the BBVA and its Group Identified Staff for the 2025 financial year.

Throughout the year, the Committee has reviewed and analyzed the remuneration policies, mainly with a view to submitting to the Board of Directors, for its subsequent submission to the 2026 Annual General Shareholders’ Meeting, a new BBVA Directors’ Remuneration Policy, in accordance with the provisions of article 529 of the Spanish Corporate Enterprises Act.

Motions on remuneration submitted to the General Meeting

The Committee also reviewed the information on remuneration of directors and members of Senior Management contained in the Financial Statements and submitted the 2024 Annual Report on the Remuneration of BBVA Directors to the Board of Directors for approval and subsequent advisory voting at the General Meeting.

The Committee likewise submitted to the Board for approval, and subsequent submission to the General Meeting, the approval of a maximum level of variable remuneration of up to 200% of the fixed component of the total remuneration applicable to a maximum of 309 members of the Identified Staff, along with the text of the report to be prepared by the Board in connection with this resolution.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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6.7. Risk and Compliance Committee

Pursuant to Article 36 of the Board Regulations, the BBVA Board of Directors has set up a Risk and Compliance Committee, whose main task is to assist the Board of Directors in determining and monitoring the Group’s risk control and management policy, ensuring that an integral and cross-sectional view is maintained of all financial and non-financial risks to which it is exposed, without prejudice to any complementary functions in risk matters that the Board may expressly assign to any other committee due to its specialty, such as the supervision of matters relating to internal financial control, which are the responsibility of the Audit Committee; those relating to technological risk, which correspond to the Technology and Cybersecurity Committee; and those relating to business and reputational risk, which correspond to the Executive Committee. Likewise, it assists the Board of Directors in supervising the Compliance function and in the implementation of the risk culture across the Group.

6.7.1. Composition of the Risk and Compliance Committee (C.2.1)

In accordance with the Regulations of the Board of Directors (Article 36) and the Regulations of the Risk and Compliance Committee (Article 3), the Risk and Compliance Committee shall comprise at least three directors, with a majority of them being independent directors, as is the chair.

As of December 31, 2025, the composition of the Risk and Compliance Committee is as follows:

Name	Role	Category

Raúl Galamba de Oliveira	Chair	Independent

Enrique Casanueva Nárdiz	Member	Independent

Jaime Caruana Lacorte	Member	Independent

Sonia Dulá	Member	Independent

Ana Revenga Shanklin	Member	Independent

6.7.2. Functions of the Risk and Compliance Committee

In accordance with the functions attributed under Article 5 of the Regulations of the Risk and Compliance Committee and without prejudice to any other functions assigned to it, the Risk and Compliance Committee has, among others, functions related to:

(i)

the analysis and proposal of the strategy, control and management of the Group’s financial and non-financial risks, including the Group’s Risk Appetite Framework, and the risk and internal control aspects of the self-assessment exercises of capital and liquidity adequacy;

(ii)	the supervision and control of the financial and non-financial risks of the Bank and its Group, and their degree of adequacy to the Risk Appetite Framework and the policies defined,

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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supervising the procedures, tools and resources for an adequate management and control of all risks, obtaining an integral and cross-sectional view of said risks;

(iii)

the analysis of matters in the area of risks (financial and non-financial) of those proposals to be submitted for the consideration of the Board of Directors or the Executive Committee, as well as the measures planned to mitigate the impact of the identified risks; and

(iv)	the supervision of the effectiveness of the Regulation & Internal Control function and the alignment of remuneration policies with the adequate and effective management of risks.

All of the above, in coordination with the other Board of Directors committees within their respective areas of competence.

6.7.3. Activities of the Risk and Compliance Committee during the financial year

In 2025, the Committee fulfilled all the functions assigned to it, reporting monthly on its activities to the Board of Directors throughout the financial year.

The Committee supported the Board of Directors during the year in performing its duties in relation to risks (financial and non-financial) and internal control, including both decision-making and risk monitoring and control.

Determining the Group’s risk strategy and alignment with other strategic processes

Throughout 2025, the Committee supported the Board of Directors in decisions related to the BBVA Group’s strategy, management and control of risks (financial and non-financial).

The Committee thus analyzed, at several meetings, and submitted to the Board of Directors, the proposal for the BBVA Group’s Risk Appetite Framework for financial year 2026, on the basis established by the Board of Directors, as well as an update of the Group’s General Risk Management and Control Model, for its consideration and approval.

The Committee also analyzed the findings of the BBVA Group’s capital adequacy (ICAAP) and liquidity adequacy (ILAAP) assessment processes, on the basis established by the Executive Committee, as well as the Group’s Recovery Plan, prior to their approval by the Board of Directors.

The Committee also led the annual review and update of the Group’s general financial and non-financial risk management and control policies.

Moreover, to ensure that BBVA’s remuneration system remains aligned with the Group’s risk strategy, the Committee took part in the process of reviewing and establishing those remuneration matters that fall within its remit, verifying that the Group’s remuneration practices are consistent with appropriate, effective and prudent risk management.

The Committee also reviewed the other proposals for decisions submitted to the corporate bodies during the year in relation to risk or internal control by the Bank’s executive areas.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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Adequacy and sufficiency of resources for risk management and control, and for promoting risk and compliance cultures across the Group

The Committee verified that the Global Risk Management (GRM) and Regulation and Internal Control areas, tasked with ensuring sound management and control of financial and non-financial risks within the Group, respectively, have the organization, structure, sufficient and adequate resources and systems in place to carry out the functions entrusted to them.

For each of these areas, the Committee was informed of the main projects carried out to strengthen and develop new capabilities that will enable the Bank to continue improving its management and control of the different types of risks.

In particular, with respect to the Regulation & Internal Control area, whose Head reports to the Board through the Risk and Compliance Committee, the Committee:

●	monitored the effectiveness of the Regulation and Internal Control function;

●	took part in the process of setting the targets for the head of the function;

●	carried out an assessment of its performance; and

●	approved the Annual Work Plan for the area.

The Committee likewise reviewed the manner in which both areas worked throughout the year in promoting, fostering and extending the risk and compliance cultures across the organization, as key elements for prudent and proactive risk management at BBVA.

Activities relating to risk supervision and control

In 2025, the Committee monitored the status and progress in the Group’s risk profile and its various types of financial risks, providing it with a comprehensive and Group-wide view of the main risks to which the Bank and its Group are exposed.

In particular, with regard to financial risks, the Committee carried out its functions on the basis of the information reported to it at each of its meetings by the executives of the Global Risk Management (GRM) Area, doing so from different angles:

●	global, through monthly reports from the Head of GRM (CRO);

●	by geographic or business areas, in this case through half-yearly reports from the heads of GRM in Spain, Mexico, Türkiye, South America and the Corporate and Investment Banking Area (CIB);

●

by risk type, through reports from the managers of wholesale credit risk, retail credit risk, structural risks, market risk and counterparty risk, model risk, insurance risk and sustainability risk; and

●	an independent review of the processes, governance models, internal regulation and validation of risk models by the Risk Internal Control Unit.

As part of the information disclosed in all these reports, the Committee was able to monitor the thresholds established for the various metrics that make up the Group’s Risk Appetite Framework

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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approved by the Board of Directors, as well as the most relevant issues relating to financial and non-financial risks that have been analyzed in the Enterprise Risk Management Committee (ERMC), which reinforces the holistic view of all risks.

In relation to non-financial risks, the Committee monitored the Bank’s internal control model and, in particular, the effectiveness and functioning of the second line of defense to ensure that the different non-financial risks are adequately managed and controlled across the Group, based on a common taxonomy and guidelines.

To carry out this work, the Committee received various reports throughout the year:

●	monthly reports from the Head of Regulation & Internal Control (Global Head of Regulation & Internal Control);
●

quarterly reports by the Chief Compliance Officer on the general situation of compliance risks in the Group, which have been supplemented by additional periodic reports for each type of compliance risk (including, among others, anti-money laundering, personal data protection and conduct risks) and by specific reports produced by external experts hired to carry out independent reviews of specific areas;

●	quarterly reports from the Head of Non-Financial Risks; and
●	periodic reports from the heads of other non-financial risks at Group level and for certain countries and business areas.

Likewise, different specific reports have been made available to the Committee on a monthly basis, which have allowed it to closely monitor the progress of the metrics of the Risk Appetite Framework and the main risk management limits of the Group and of each of the countries.

On the other hand, the Committee has been informed on a semi-annual basis of the main credit risk transactions analyzed by the committees of the GRM area, of the Group’s most relevant credit exposures and of those transactions approved at the executive level with a reinforced governance regime due to their qualitative nature.

In addition, the Committee has also been able to verify that (i) the prices of the assets and liabilities offered to customers fully take into account the Bank’s business model and risk strategy; and (ii) the strategy for determining the prices of the assets and liabilities offered to customers is in line with the Bank’s business model and risk strategy.

Finally, the Committee has been informed of the main communications and inspections carried out by the Group’s supervisory authorities, both domestic and foreign, including the recommendations, weaknesses or areas for improvement identified, as well as the action plans and other measures defined by the executive areas involved to resolve them on time.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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6.8. Technology & Cybersecurity Committee

In accordance with Article 37 of the Regulations of the Board of Directors, the Board has a specialized Committee, the Technology and Cybersecurity Committee, which, due to its technical nature, was established on a voluntary basis with the primary task of supporting the Board in the analysis and monitoring of the Group’s technological strategy and technological and cybersecurity risks, in a complementary and coordinated manner with other Board Committees, in particular, with the Risk and Compliance Committee, which carries out an integral and cross-cutting supervision of the Group’s risks.

6.8.1. Composition of the Technology and Cybersecurity Committee (C.2.1)

In accordance with the Regulations of the Technology and Cybersecurity Committee (article 3), the Committee shall be composed of at least three directors, the majority of whom must be non-executive directors.

As of December 31, 2025, the composition of the Technology and Cybersecurity Committee was as follows:

Name	Role	Category

Carlos Torres Vila	Chair	Executive

Raúl Galamba de Oliveira	Member	Independent

Cristina de Parias Halcón	Member	Other External

Ana Revenga Shanklin	Member	Independent

Jan Verplancke	Member	Independent

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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6.8.2. Functions of the Technology and Cybersecurity Committee

In accordance with the functions attributed under Article 5 of the Regulations of the Technology and Cybersecurity Committee and without prejudice to any other functions assigned to it, the Technology and Cybersecurity Committee, due to its technical nature, supports the Board of Directors in relation to:

(i) technological strategy, which includes functions such as the analysis and monitoring of the main policies, strategic projects and plans, technological trends and strategic metrics established for management and control in the technological field; and

(ii) technological risks, through the analysis and monitoring of the Group’s main technological and cybersecurity risk; the policies and systems for the assessment, control and management of the Group’s technological risks and infrastructures, including risks relating to the digital operational resilience strategy and business continuity plans; compliance risks associated with information technologies; and relevant events and incidents in the area of cybersecurity and technological security.

6.8.3. Activities of the Technology and Cybersecurity Committee during the financial year

In 2025, the Committee fulfilled all the functions assigned to it, reporting periodically on its activity to the Board of Directors throughout the financial year.

Technological strategy

During the 2025 financial year, the Committee received information on the implementation and execution of the Group’s technology strategy, being informed of the main strategic projects and plans defined in this regard, within the framework of the new strategic cycle, with special attention to the transformation of the customer experience and the incorporation of Artificial Intelligence.

Among other matters, it analyzed the progress of the Group’s technological platform, the process and operations transformation strategy, the software development strategy, and the artificial intelligence and data transformation strategy.

Within the context of these plans and projects, the Committee was informed on technological trends and other issues pertaining to new technologies, applications, IT systems and best practices that affect or may affect the Group’s technology strategy or plans.

The Committee has also received information, on a periodic basis, regarding the strategic metrics established for monitoring progress in the execution of the defined technological strategy.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 78

Technological risks

In addition to the supervision functions for all risks performed by the Risk and Compliance Committee, and given the technical and specialized nature of technological risks, the Committee has been informed of the management, monitoring and mitigation of the Group’s main technological and cybersecurity risks.

Specifically, the Committee has been informed of the analysis and assessment carried out by the second line of defense on the Group’s main technological risks, such as information security, fraud, reliability and business continuity. Within this framework, the Committee was presented with the results of the technological risk assessment carried out by the second line of defense and by an independent third party, the assessment of technological risks derived from third parties, and the changes and improvements made to the technological risk management framework; as well as the plans and projects carried out to mitigate such risks in the Group, monitoring them through defined metrics.

Furthermore, in relation to resilience and business continuity, the Committee has analyzed the progress made and the proposal put forward in this area for the next strategic cycle, which would move from a model focused on the reliability of technological systems to a cross-sectional view that would go beyond regulatory compliance.

On the other hand, the Committee has received information on the financial crime prevention strategy, addressing the monitoring of the anti-money laundering (AML) and fraud prevention strategy; and on the Group’s cybersecurity and reliability strategy, as well as on the main projects and initiatives defined in each area and the progress in the various key areas for the reduction of associated risks.

Finally, in each of its sessions, the Committee has received information on the main cybersecurity incidents that have occurred, both at industry level and those relevant incidents that, where appropriate, have affected the BBVA Group; and on the reliability incidents occurred in the Group, including a detailed explanation of the incidents, their root causes, the impact generated, the management and remediation measures, as well as the measures for their future prevention; also receiving information on the internal audit reports carried out on the main technological risks rated with critical or significant weaknesses.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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7. Annual assessment of the Board and its Committees (C.1.17 and C.1.18)

BBVA’s Board of Directors conducts an annual assessment of its structure, size and composition, as well as the quality and efficiency of its functioning, based on the report submitted by the Appointments and Corporate Governance Committee. The Board also assesses the functioning of its Committees, on the basis of the reports they submit to the Board.

It is also responsible for assessing the performance of the functions of the Chair of the Board and CEO, based in each case on the report submitted by the Appointments and Corporate Governance Committee, with the Lead Director leading the assessment process for the Chair and, in the case of the CEO, considering the assessment carried out by the Executive Committee for the latter.

The assessment process for the 2024 financial year was carried out and led by the Appointments and Corporate Governance Committee, with the support of Deloitte as external expert —complying with the recommendation of the CNMV (Spanish National Securities Market Commission) to have the assistance of an independent external expert, at least, every three years—, which conducted an independent and exhaustive review of BBVA’s Corporate Governance System, including the structure, size, composition and functioning of the Board, taking into account, also, the individual opinions of the Bank’s directors.

These reports positively assessed the quality and efficiency of the functioning of the Board of Directors and the effect that the evolution of corporate governance has had through the implementation and consolidation of the improvement measures defined by the Board of Directors in recent years.

Regarding the 2025 financial year, these evaluations were carried out internally without the assistance of an external expert and were led by the Appointments and Corporate Governance Committee, composed exclusively of non-executive directors, most of whom are independent. This Committee determined the assessment process and oversaw its implementation, submitting a report to the Board of Directors on the quality and efficiency of the Board’s functioning during the financial year, and on its structure, size and composition.

In particular, in accordance with the determination of the Appointments and Corporate Governance Committee, the Board, at its meeting held on February 4, 2026, has self-assessed its structure, size and composition, as well as the quality and efficiency of its functioning during the 2025 financial year, analyzing the most relevant aspects of the functioning and activity carried out by the Board and its Committees throughout the year, as well as its structure, size and composition; and the opinions of the directors, gathered through interviews conducted by the Lead Director —for non-executive directors— and by the Chair of the Appointments and Corporate Governance Committee —for executive directors.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 80

After analyzing this information made available to it, the Board of Directors concluded:

(i)	that the Board and its Committees have an adequate size and composition, highlighting their high degree of independence and their balance and diversity in terms of skills, experience and gender;

(ii)

that the Board has a solid structure, with a clear separation of functions both in the corporate bodies —through the assignment of specific functions to independent directors (Lead Director and Deputy Chair) and to the Board Committees— and in the executive level —between the Chair and the Chief Executive Officer, in addition to those responsible for control functions, all of whom report directly to the Board—, which provides a balance of powers within the Board of Directors, avoids concentration of power and conflicts of interest, favors the necessary coordination, and provides sufficient control mechanisms;

(iii)

that the functioning of the Board is efficient and adequate, noting the constant evolution of the Board’s functioning, as a continuous improvement of the Bank’s Corporate Governance System, which in 2025 has been carried out through a set of improvement measures approved by the Board, at the proposal of the Appointments and Corporate Governance Committee, which have reinforced the functioning and dynamics of the Board, and, in particular, have allowed the corporate bodies to increase the time dedicated to matters of special relevance to the Group, fostering productive interactions and debates to which sufficient time has been dedicated; and

(iv)

the adequate fulfillment by the Board of all the functions assigned to it, based on the defined decision-making and oversight and control models, relying on complete, appropriate and sufficient information, and with the prior support of the Board Committees, in accordance with the functions assigned in their respective regulations; which also entailed a great dedication on the part of the directors in the performance of their duties.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 81

8. Directors’ remuneration (C.1.13)

In accordance with the instructions for this Report, the amount of remuneration accrued in the year in favor of the Board of Directors corresponds to the amount declared as total remuneration accrued, as shown in table c) “Summary of remuneration” of section C.1 — “Details of individual remuneration accrued by each of the directors”, as included in section 5 (statistical appendix) of the Annual Report on Remuneration of the BBVA Directors for the 2025 financial year.

For more information on the remuneration system for members of the Board of Directors and the individualized remuneration accrued by each director, please refer to the aforementioned Annual Report on Remuneration of the BBVA Directors for the 2025 financial year, as well as Notes 54 and 50 of the Annual Report of the consolidated and individual annual Financial Statements of BBVA for the 2025 financial year, respectively.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 82

9. Culture and values

The Board of Directors has promoted a solid and homogeneous corporate culture for all the entities and employees that form part of the BBVA Group, which is a differential element of identification and a key driver in achieving its strategy.

BBVA’s culture is based on: (i) a common Purpose for the entire Group, around which the rest of the strategic decisions revolve - “Support your drive to go further”-; (ii) solid corporate values and associated behaviors, that serve as a guide that orient employees when making decisions and help them to make the purpose a reality; and (iii) is specified, among others, in a Code of Conduct, which establishes the expected guidelines for action in the performance of their activities to adjust their conduct to BBVA’s values.

The Group’s culture and values are promoted by the corporate bodies at all levels, and are integrated into all the Group’s businesses and activities; highlighting in this regard the constant efforts made by Chair and the Chief Executive Officer throughout the year to encourage and promote culture through interactions with employees and other stakeholders.

Adherence to codes of ethical principles or good practices:

In 2011, BBVA’s Board of Directors agreed to the Bank’s adherence to the Code of Good Tax Practices that had been approved by the Large Business Forum in accordance with the wording proposed by the State Tax Administration Agency (AEAT). In this respect, the Group complies with the obligations assumed as a consequence of such adhesion and, during financial year 2025, it prepared and voluntarily submitted to the Spanish Tax Agency the “Annual Tax Transparency Report” for companies adhered to the Code. Prior to its presentation, the Audit Committee was informed of its content by the Group’s head of tax.

In the financial year 2025, and within the framework of the cooperative relationship that the BBVA Group maintains with the Tax Office, the “Self-assessment Report on the data reported in the country-by-country tax return for financial year 2023” was submitted. In the process of analyzing this data, the BBVA Group has carried out an assessment of tax risks on the basis of the financial indicators and ratios identified by the OECD in its document, “Handbook on Effective Tax Risk Assessment”.

Along similar lines, the BBVA Group has also been adhered since 2013 to the “Code of Practice on Taxation for Banks” promoted by the UK tax authorities, also complying with the obligations arising from the code. Lastly, the Dutch entity of the GarantiBank International, NV Group maintains in force the cooperative compliance agreement called “Horizontal Monitoring”, which is based on the Tax Control Framework developed by GarantiBank International NV. (H.3)

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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10. Senior Management (C.1.14)

BBVA has an organizational structure designed by the Board of Directors for the execution of its strategy, divided into executive areas led by their respective Heads, each of whom has a series of duties and responsibilities that develop, regulate and delimit their respective remits in which the different Heads perform their functions, with the support of the teams.

Organizational chart of the Bank as of 31 December 2025 4

(1) Reporting to the CEO and to the Chair (for issues related to strategy and transformation of the Sustainability area)

(2) Reporting to the CEO for Argentina, Colombia, Peru, Venezuela and Uruguay, as well as monitoring of all countries, including Spain, Mexico and Türkiye.

(3) Reporting to the Board of Directors.

The different executive areas of the Group, whose Heads report directly to the Chair or to the Chief Executive Officer, as the case may be, are divided into Corporate Areas and Business Areas. The Regulation & Internal Control and Internal Audit areas report directly to the Board of Directors.

The Corporate areas are further divided into Global Functions (comprising Finance and Global Risk Management), Transformation (comprising Engineering, Talent & Culture and Data), Strategy (comprising Strategy & M&A and Communications) and Legal and Control (comprising Legal, General Secretary, Regulation & Internal Control and Internal Audit).

The Business areas include Corporate & Investment Banking, Sustainability, Retail Client Solutions, Commercial Client Solutions, Digital Banks, Country Monitoring as a reporting channel to the CEO

4 Not all Heads of areas named in the organization chart above qualify as Senior Management.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 84

for Argentina, Colombia, Peru, Venezuela and Uruguay, as well as monitoring all countries, including Spain, Mexico and Türkiye.

Members of Senior Management who are not also executive directors as of 31 December, 2025

Name	Position (s)

Domingo Armengol Calvo	General Secretary

María Jesús Arribas de Paz	Global Head of Legal

Peio Belausteguigoitia Mateache	Country Manager Spain

Antonio Bravo Acín (*)	Global Head of Data

Carlos Casas Moreno	Global Head of Engineering

Victoria del Castillo Marchese	Global Head of Strategy & M&A

José Luis Elechiguerra Joven	Head of Global Risk Management

Ana Fernández Manrique	Global Head of Regulation & Internal Control

Paul García Tobin	Global Head of Talent & Culture

María Luisa Gómez Bravo	Global Head of Finance

Eduardo Osuna Osuna	Country Manager México

David Puente Vicente	Global Head of Retail Client Solutions

Francisco Javier Rodríguez Soler	Global Head of Sustainability and Corporate & Investment Banking

Jaime Sáenz de Tejada Pulido	Global Head of Commercial Client Solutions

Jorge Sáenz-Azcúnaga Carranza	Country Monitoring

Carlos Sanz-Pastor Revorio (*)	Global Head of Internal Audit

(*) Appointed to these positions by resolutions of the Board of Directors at its meetings held in January and March 2025, respectively.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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10.1. Senior Management Selection Policy (540 Corporate Enterprises Act)

The Board of Directors has a Selection and Appointments General Policy for BBVA’s Senior Management, which establishes the basic criteria and guidelines for the selection and appointment of the members of BBVA’s Senior Management, with the aim of ensuring that: (i) the persons appointed to Senior Management positions possess the necessary requirements, characteristics and skills to exercise the responsibilities associated with the positions to be held; and (ii) the appointment of senior managers is carried out within the framework of an appropriate decision-making process.

Thus, members of BBVA’s Senior Management must possess top-level academic and technical qualifications; professional capacity in line with the responsibilities associated with the role to be performed, backed by their professional career; be persons of recognized repute; and be committed to BBVA’s values.

Once the proposed candidate has been selected and compliance with the applicable suitability requirements has been verified, the Appointments and Corporate Governance Committee will analyze the appointment proposal, submitting its corresponding report for the consideration of the Board of Directors.

Thus, in accordance with the provisions of the Regulations of the Board of Directors, the Board is responsible for approving the appointment of senior managers, at the proposal of the Chair for those who report hierarchically to him, or the Chief Executive Officer, for those who report hierarchically to the latter, after consultation with the Chair.

In the case of the appointment of the Head of Internal Audit, the proposal shall correspond to the Audit Committee, and in the case of the appointment of the Head of Regulation & Internal Control, to the Risk and Compliance Committee, in both cases based on the candidates pre-selected by the Talent & Culture area. All proposals shall be accompanied by the prior report of the Appointments and Corporate Governance Committee of the Bank’s Board of Directors.

10.2. Remuneration of Senior Management (C.1.14)

The total remuneration of Senior Management for the 2025 financial year (16 members at the end of the 2025 financial year, excluding executive directors) amounted to €39,629 thousand, considering the same items as those taken into account to calculate the remuneration accrued during the year in favor of the Board of Directors reflected in Section 8 of this Report.

Likewise, this amount includes the remuneration corresponding to the period in which two members of Senior Management who carried out their functions during part of the year held their positions, although they did not hold such status as of the end of the year.

In accordance with the instructions for completing this Report, annual contributions to pension systems to cover the retirement contingency of this group are not included.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 86

The remuneration of the members of Senior Management as a whole is detailed, by remuneration item, in Notes 54 and 50 of the 2025 BBVA consolidated and individual Annual Financial Statements, respectively.

The balance of the item “Provisions – Pension funds and similar obligations” of the Group’s consolidated balance sheet as of December 31, 2025, includes €132,004 thousand in respect of post-employment benefit commitments maintained with former members of the Bank’s Senior Management.

10.3. Severance payments, guarantee or shield clauses (C.1.39)

Description of the agreement

The Bank has no severance payment commitments to directors. As at December 31.2025 a total of 41 management positions and employees are entitled, pursuant to the provisions of their contracts, to a severance payment in the event of termination other than by their own choice, retirement, disability or serious dereliction of their duties, the amount of which will be calculated taking into account the employee’s remuneration and tenure, and which in no case will be paid in the event of disciplinary dismissal by decision of the employer based on a serious dereliction of duties by the employee.

The Board of Directors adopts the resolutions relating to the basic contractual conditions of the members of Senior Management, in accordance with Article 18 of the Board Regulations, at the proposal of the Remuneration Committee. The General Meeting is informed of these matters through this Report and the information contained in the Annual Financial Statements, but does not approve the terms and conditions for other employees.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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11. Auditors

The General Meeting held on March 21, 2025 approved the appointment of Ernst & Young, S.L. as auditor of the accounts of the Bank and its consolidated Group for 2025. During the year 2025 the Company did not change its external auditor (C.1.31).

(C.1.34)	Individuals	Consolidated

Number of consecutive financial years	4	4

Number of years audited by the current firm/Number of years that the company or its group has been audited (in %)	16%	16%

Said audit firm performs other work for the Company and/or its Group other than auditing, the fees received for such work and the percentage that the above amount represents of the fees invoiced for audit work to the Company and/or its Group are set out in the following table:

(C.1.32)	Company	Group companies	Total*

Amount of non-audit work (€ thousand)	329	1,545	1,874

Amount of non-audit work / Amount of audit work (in %)	1.86%	9.03%	5.38%

(*) Includes €1,624 thousand corresponding to other reports required by supervisors or by the legal and tax regulations of the countries in which the Group operates, and performed by the firms of the EY worldwide organization, and €250 thousand corresponding to other services rendered.

The audit report on the annual financial statements for the previous financial year contains no reservations or qualifications.

11.1. Auditors’ independence (C.1.30)

As set forth in the Regulations of the Audit Committee, the Committee’s functions include guaranteeing the independence of the auditors through a dual approach:

—

Avoiding that the auditor’s warnings, opinions or recommendations may be adversely influenced. To this end, the Committee must ensure that compensation for the auditor’s work does not compromise either its quality or independence, in compliance with the legislation in force at any given moment; and

—	Establishing incompatibility between the provision of audit services and those of any other nature, unless they are tasks required by supervisors or the provision of which by the

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 88

auditor is permitted by applicable legislation, and there are no alternatives on the market that are equal in terms of content, quality or efficiency to those provided by the auditor. The auditor will be prohibited from providing unauthorized services outside the scope of the audit, in compliance with the auditing legislation in force at any given moment.

This matter is carefully considered by the Audit Committee, which holds meetings with the auditor’s representatives at each of the monthly meetings it has, without Bank executives in attendance, to gain a detailed understanding of any issues that may hinder the audit process, the progress and quality of the work carried out, and to confirm independence in the performance of its work.

In addition, the Committee carries out recurring monitoring of the contracting of so-called additional services to ensure compliance with the provisions of the Committee Regulations and applicable legislation, and thus the independence of the external auditor, in accordance with the internal procedure established by the Bank for these purposes.

The relevant auditor and the Audit Committee issued corresponding reports confirming the auditor’s independence with respect to the 2025 financial year, in compliance with the legislation in force.

Additionally, to the extent that the ADSs (American Depositary Shares) are listed on the New York Stock Exchange, BBVA is subject to compliance with the rules established in this regard by the Sarbanes Oxley Act and its implementing regulations.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 89

12. Related-party and intra-group transactions

12.1. Procedure for the approval of related-party transactions (D.1, D.2, D.3, D.4, D.5 and D.7)

The Regulations of the Board of Directors establish that related party transactions are those carried out by BBVA or its subsidiaries with directors of the Company, with shareholders holding 10% or more of the voting rights or represented on the Company’s Board of Directors, or with any other that must be considered related parties pursuant to law.

The Corporate Enterprises Act and the Regulations of the Board of Directors provide that the General Shareholders’ Meeting will be responsible for the approval of related-party transactions with an amount or value equal to or greater than 10% of the Company’s total assets according to the latest approved annual balance sheet, while the Board of Directors shall be responsible for the approval of all other related-party transactions. This authority may not be delegated except for those transactions that fulfil certain requirements contained in the Corporate Enterprises Act.

On the basis of the regulations established by the Corporate Enterprises Act, the Board of Directors resolved to delegate, to those responsible for certain executive areas of the Bank, the approval of related-party transactions that: (i) are carried out pursuant to contracts with standard terms that are widely applicable to a large number of customers, at prices that are set on a general basis by the party acting as a supplier of the goods or services in question, where the amount thereof does not exceed 0.5% of the Company’s net turnover; and (ii) are carried out between Group companies and in the ordinary course of business and on market conditions.

Similarly, with regard to the approval of delegated related-party transactions, the Board of Directors approved an internal procedure for periodic reporting and control regarding such transactions to enable the Bank’s corporate bodies to monitor their fairness and transparency, as well as compliance with applicable legal requirements, in particular those established in this respect by the Corporate Enterprises Act, the supervision of which corresponds to the Audit Committee which, on a half-yearly basis, analyzes the transactions, if any, that may have been approved on the basis of the delegation conferred.

In addition, in its capacity as a credit institution, BBVA is subject to specific sectoral regulations which, with regard to related-party transactions, are governed by Royal Decree 84/2015 and Circular 2/2016, in relation to the granting of credit, sureties and guarantees to members of the Board of Directors and to those persons performing Senior Management functions, which are subject to approval by the Board of Directors and, in the event that the requirements established by the aforementioned applicable regulations are fulfilled, are submitted to the Bank of Spain for authorization.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 90

In compliance with the applicable sectoral legislation, the Bank has adopted specific internal regulations on the matter, which specifically regulate the process for granting and approving the credit risk transactions described above in favor of members of the Board of Directors and BBVA Senior Management, as well as their related parties.

12.2. Conflicts of interest (D.6)

The regulation of matters relating to potential conflicts of interest of the Bank’s directors is set forth in Articles 7 and 8 of the BBVA Regulations of the Board of Directors, which establish, in general terms, that directors must take the necessary measures to avoid falling into situations in which their interests, whether on their own account or on behalf of others, may conflict with the corporate interest and with their duties to the Company, and must refrain from participating in the deliberation and voting of resolutions or decisions in which they or a related person have a direct or

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 91

indirect conflict of interest, except for decisions relating to the appointment or removal of positions on the Board of Directors.

Furthermore, since BBVA is a credit institution, it is subject to the provisions of the LOSS, by virtue of which directors and general managers or equivalents may not obtain loans, bonds or guarantees from the Bank in whose management or administration they intervene, above the limit and under the terms set forth in Article 35 of Royal Decree 84/2015, which develops the LOSS, without the express authorization of the Bank of Spain.

Likewise, all members of the Board of Directors and Senior Management, as well as all BBVA employees, are subject to the provisions of the BBVA Code of Conduct, the Group’s General Policy on Conflict of Interest and the Internal Standards of Conduct in the Securities Markets, which establish principles and guidelines to identify, prevent and manage potential conflicts of interest.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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13. Risk management and control systems

13.1. BBVA’s General Risk Management and Control Model (E.1, E.2, E.4)

BBVA Group has a general risk management and control model appropriate to its business model, its organization, the countries in which it operates and its Corporate Governance System, which allows it to carry out its activity within the framework of the risk management and control strategy and policy defined by BBVA’s corporate bodies and which provides the corporate bodies and the top executive level with a holistic view of all the risks to which the Group is exposed.

This Model is applied comprehensively across the Group and consists of the following basic elements:

●	a governance model, at the level of both corporate bodies and the executive sphere;

●	a Risk Appetite Framework;

●	a set of assessment, monitoring and reporting processes;

●	a set of internal regulations, resources and infrastructure; and

●	a risk culture driven by Management (tone from the top).

Furthermore, this Model takes into account the regulations applicable to the Bank, supervisory expectations, and the changing economic and regulatory environment in which the Group operates.

For a detailed description of the General Risk Management and Control Model and its elements, see the section “General Risk Management and Control Model” within the “Risk Management” chapter of the individual and consolidated Management Reports for the 2025 financial year.

13.2. Internal Control Model (E.6)

In addition to what is described above in section 13.1, BBVA has an internal control model for management and control, which is structured at an organizational level on three different levels, homogeneously and transversally across the Group.

The risks that are managed and controlled through this internal control model include, among others, those derived from or related to: human error; inadequate or faulty internal processes; misconduct vis-à-vis customers, in the markets or against the institution; weaknesses in the anti-money laundering and counter terrorist financing programs; failures, interruptions or deficiencies in systems or communications or any other technological risk event; theft, loss or misuse of information, as well as a deterioration in its quality; internal or external frauds, including those arising from cyber-attacks; theft of or physical damage to assets or persons; legal risks or other risks arising from non-compliance with applicable regulations (including, without limitation,

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 93

accounting, tax and public reporting risks); risks arising from workforce management and occupational health; inadequate service provided by suppliers; damage caused by extreme weather events, pandemics and other natural disasters.

Each area is responsible for managing and controlling operational risks in respect of its products, activities, processes and systems, including those activities carried out by third parties, identifying and assessing operational risks, running controls and deploying mitigation plans for those risks with a residual level that exceeds the level that may be acceptably borne.

Each area has, as an additional control role, a Risk Control Assurer (RCA), who ensures the proper management of operational risk in their area, and who has the organizational structure and sufficient resources for the effective performance of their function.

Independent from the rest of the Bank’s areas, as its Head reports hierarchically to the Board of Directors, through the Risk and Compliance Committee, which oversees the effective performance of this function and sees to it that it has the resources it needs at all times to fulfil its duties.

It comprises various control units that report to the Head of the Regulation & Internal Control to ensure coordinated action and to ensure its independence from the various areas that make up the first line of defense:

1.  Non-Financial Risk Units, both corporate and local.

2.  Risk Control Specialists, both corporate and local, in the areas of Compliance, Finance, Processes, Engineering, Legal, People and Third Parties. The Risk Control Specialists operate transversally across all BBVA geographies, exercising their functions in those areas where operational risks affecting their area of expertise may materialize.

3.  Reputation Unit, responsible for coordinating reputational risk management, in line with the Group’s internal control model.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 94

It performs an independent review of the internal control model, verifying compliance with and the effectiveness of the established general policies, and its Head reports to the Board of Directors.

13.3. Other issues related to risk management and control (E.3, E.5)

A. Emerging risks

As indicated, BBVA has processes in place to identify risks and analyze scenarios, thus enabling dynamic and preemptive risk management. These processes are forward-looking to ensure the identification of emerging risks.

Risks are captured and measured consistently and with methods considered appropriate in each case. Their measurement includes the design and application of scenario analyses and the application of stress testing, and considers the controls to which the risks are subject.

In this regard, there are a number of emerging risks that could impact the Group’s business performance. These risks fall into the following main blocks:

—	Macroeconomic and geopolitical risks

—	Regulatory and reputational risks

—	New business, legal and operational risks

—	Environmental, social and governance (ESG)

Specifically, and although it does not represent a significant risk, it should be noted that the Spanish judicial authorities are investigating the activities of the company Centro Exclusivo de Negocios y Transacciones, S.L. (“Cenyt”). This investigation includes the provision of services to the Bank.

From the relevant documentation obtained in the internal investigation commissioned by the Bank in 2019 to contribute to the clarification of the facts, there is no involvement of any of the current members of the Board of Directors, or of the current Chair of BBVA, nor has the commission of criminal activities by the Bank been proven. BBVA argues that no criminal liability for the Company arises from the facts investigated.

BBVA provides detailed information in its annual accounts (notes 7 and 19, on risk management and tax risks, respectively, of the BBVA Group’s consolidated Annual Accounts; and notes 5 and 17, regarding the same matters, of BBVA’s individual Annual Accounts, both documents corresponding to the 2025 financial year) and in the individual and consolidated Management Report, both

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 95

corresponding to the 2025 financial year (“Risk Management” chapter of the Non-Financial Information Statement), on the evolution of those risks which by their nature permanently affect the Group in the development of its activity.

Likewise, the possible crimes included in the criminal prevention model include, among others, those related to corruption, given that there are a series of risks that could arise in an entity of BBVA’s characteristics. For further information, see the “Corruption and Bribery” and “Anti-money laundering and financing of terrorism” sections of the “Business conduct” section, included in the “Information on governance” chapter of the Non-Financial Information Statement included in the Consolidated Management Report for the year 2025.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 96

14. Internal control and risk management systems for the financial reporting process (ICFR)

14.1. Preparation and monitoring of financial information (F.1.1 and F.1.2)

Pursuant to article 18 of its Regulations, the Board of Directors approves the financial information that BBVA is required to publish periodically as a listed company. The Board of Directors has an Audit Committee whose main task, among others, is to assist the Board in monitoring the preparation of the financial statements and public information, as well as monitoring internal control of financial information.

In this regard, the Regulations of BBVA’s Audit Committee establish that one of the Committee’s functions is to monitor the effectiveness of the Company’s internal control and the risk management systems in the process of drawing up and presenting financial information, including tax risks, as well as discussing with the external auditor the significant weaknesses of the internal control system detected during the audit.

The internal control oversight functions performed by the Audit Committee as described in the Regulations of the Audit Committee, include the following:

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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In 2025, the Finance Department was responsible for drawing up the consolidated financial statements and the individual Financial Statements of BBVA, S.A., while, the Internal Financial Control Unit (RCS Finance), which reports to and is part of the Internal Control & Regulation area, oversees the process of generating the financial information, in accordance with the Group’s internal control model, which is briefly described below.

Financial information is prepared by the local Finance Departments of the BBVA Group’s banks in the different countries where it operates. The consolidation work is carried out at the Corporate Centre, at the Finance Department, which is responsible for preparing and issuing the Group’s financial and regulatory information.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

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BBVA has an organizational structure with clearly defined lines of action and responsibility for the areas involved in the generation of financial information, both at the individual entity level and consolidated Group level, and also provides the channels and circuits necessary for the proper communication thereof. The units responsible for drawing up these financial statements have a suitable distribution of tasks and the necessary segregation of functions to draw up these statements in an appropriate operational and control framework.

In addition, there is a cascade model of accountability aimed at extending the internal control culture and the commitment to compliance, whereby those responsible for the design and operation of the processes that have an impact on financial information certify that all the controls associated with the operations under their responsibility are sufficient and have worked correctly.

Moreover, the BBVA Group complies with the requirements imposed by the Sarbanes Oxley Act (hereinafter, “SOX”) for the consolidated Financial Statements for each financial year due to its status as a listed entity before the US Securities and Exchange Commission (hereinafter, “SEC”), and has the involvement of the Group’s main executives in the design, implementation and maintenance of an effective internal control model that guarantees the quality and veracity of the financial information.

The BBVA Group continuously works to strengthen its internal control model, which comprises two key components. The first of these is the control structure organized into three lines of defense, which is described in section 13.2 above, and the second, a governance scheme called Corporate Assurance, which establishes a framework for supervising the internal control model and escalating to Senior Management the main aspects related to the Group’s internal control.

Corporate Assurance establishes a committee structure, both at the local and corporate level, which provides Senior Management with a comprehensive and homogeneous view of the main non-financial risks and relevant situations in the control environment. The aim is to facilitate agile and proactive decision-making for the mitigation or assumption of the main risks. The main executives

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responsible for the business and support areas, as well as those responsible for the second line of defense, participate in these committees.

14.2. Financial reporting risk assessment (F.2.1)

The ICFR was developed by the Group Management in accordance with international standards set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), which establishes five components on which the effectiveness and efficiency of internal control systems must be based:

–	Ensuring a sound control environment for monitoring all activities related to the generation of financial information.

–	Assessing the risks that may be incurred by an entity in drawing up its financial information.

–	Designing the necessary controls to mitigate the most critical risks.

–	Establishing the adequate information circuits to detect and communicate the system’s weaknesses or inefficiencies.

–	Monitoring such controls to ensure that they are operational and to guarantee their effectiveness over time.

In order to identify the risks with a greater potential impact on the generation of financial information, the processes through which such information is generated are analyzed and documented, and an analysis of the risks, errors or inaccuracies that may arise in each is later conducted.

Based on the corporate internal control methodology, risks are categorized by type, including process errors and fraud, and their probability of occurrence and possible impact are analyzed.

The identification of risks in the process of preparing the financial statements, including those of misstatement, misrepresentation or omission, is performed by the first line of defense: those responsible for each of the processes that contribute to the preparation of financial reporting and their control.

This risk identification is performed taking into account the theoretical risk model and the mitigation and control framework previously defined by the specialists for each type of risk (within

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the second line of defense) which, in the case of Finance, is the Internal Financial Control unit (RCS Finance, specializing in tax and financial reporting risk), who, in addition, challenges the functioning and effectiveness of the controls implemented.

Whether the assessment of their controls is annual, quarterly or monthly is determined based on the significance of the risks, thus ensuring coverage of the risks considered critical for the financial statements.

The assessment of the aforementioned risks and the design and effectiveness of their controls begins with the understanding of and insight into the analyzed operating process, considering criteria of quantitative materiality, likelihood of occurrence and economic impact, in addition to qualitative criteria associated with the type, complexity and nature of the risks or of the business or process structure itself.

The system for identifying and assessing the risks of internal control over financial reporting is dynamic. It evolves continuously, always reflecting the reality of the Group’s business, changes in operating processes, the regulations applicable at all times, the risks affecting them and the controls that mitigate them.

All this is documented in a corporate management tool developed and managed by the Non-Financial Risk unit (MIGRO, implemented in 2021). This tool documents all the risks and controls, by process, that are managed by the different risk specialists, including the Financial Internal Control – RCS Finance unit.

Each of the processes identified in the BBVA Group for drawing up financial information aim to record all financial transactions, value the assets and liabilities in accordance with applicable accounting regulations and provide a breakdown of the information in accordance with regulatory requirements and market needs.

The financial reporting control model analyses each of the phases of the processes mentioned above (from procedural governance, documentation, criteria setting, decision making, information provision, application operation, monitoring generated information, and reporting), in order to ensure that the risks identified in each process phase are adequately covered by controls that operate efficiently. The control model is updated when changes arise in the relevant processes or support tools for producing financial information.

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The Finance area includes a department responsible for the Group’s financial consolidation, which carries out a monthly process of identification, analysis and updating of the perimeter of the Group’s consolidated companies.

In addition, the information from the consolidation department on new companies set up by the Group’s different units and the changes made to existing companies is compared with the data analyzed by a specific committee at corporate level, whose objective is to analyze and document the changes in the composition of the corporate group and optimize its corporate structure (Corporate Structure Committee – CSC).

In addition, the Bank’s Finance area, in exercising control over special purpose entities, periodically reports on the structure of the Group of companies to the Audit Committee.

The model of internal control over financial reporting applies to processes for directly drawing up such financial information and to all operational or technical processes that could have a relevant impact on the financial, accounting, tax-related or management information.

As mentioned above, the Group has an internal control model coordinated by the Regulation & Internal Control area, which uses a single methodology to assess all the Group’s non-financial risks (mainly: operational, technological, financial, legal, tax, reputational, compliance and third party risks). All the specialist risk areas and heads of control use a common tool (MIGRO) to document the identification of the risks, the controls that mitigate those risks and the assessment of their effectiveness.

There are control assurers in all the operational or support areas, and therefore any type of risk that may affect the Group’s operations is analyzed under that methodology and is included in the ICFR insofar as it may have an impact on the financial information.

The process of identifying risks and evaluating the design, effectiveness and suitability of controls over the generation of financial information is documented frequently, at least annually, and is supervised by the Internal Audit area.

Moreover, the Group’s Head of Internal Financial Control - RCS Finance reports annually to the Audit Committee on analysis work that has been carried out, on the conclusions of the assessment of the control model relating to the generation of financial information, and on the process for downstream certification of the effectiveness of the control model, undertaken by the financial officers of the Group’s main entities and Holding control specialists. This work follows a standard methodology in compliance with SOX legal requirements, under the aforesaid regulation, on systems of internal control over financial reporting, and is included in Form 20-F, submitted annually to the Securities and Exchange Commission (SEC), as indicated in Section 14.1 above.

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14.3. Financial reporting control activities (F.3)

All processes related to the preparation of financial information are documented, as is the related control model: the potential risks associated with each process and the controls established to mitigate them. As explained in Section 14.2, the aforementioned risks and controls are recorded in the corporate tool MIGRO, which also includes the result of the assessment of the effectiveness of the controls and the degree of risk mitigation.

In particular, the main processes related to the generation of financial information are carried out by the Finance area and are as follows: accounting, consolidation, financial reporting, financial planning and monitoring, financial and tax management. The analysis of these processes, their risks and their controls is also supplemented by that of all other critical risks, in the processes of the various business areas or other support areas, that may have a financial impact on the financial statements.

In the review procedures for functioning of the control model, special attention is paid to the financial and tax-related information disseminated to the securities markets, including a specific review of controls on relevant judgements, estimates and projections used in the preparation of the above-mentioned information.

As mentioned in Section 1.5 of the consolidated financial statements and in Section 1.5 of the Individual Financial Statements of BBVA, estimates are sometimes necessary to determine the amount at which certain assets, liabilities, revenues, expenses and commitments should be recorded.

These estimates are made based on the best information available on the financial statement closing date and, together with the other relevant issues for the closing of the annual and six-monthly financial statements, are revised and authorized by a Committee made up of the principal experts in these matters. (F.3.1)

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The Group’s current internal control model has a catalogue of technological risks managed as non-financial risks to three distinct categories, under the responsibility of the Engineering Risk Control Specialist (RCS):

PHYSICAL SECURITY

Covers risks arising from inadequate management of the physical security of assets (including technological assets, and therefore includes risks arising from improper physical access to infrastructure and facilities used in the management of financial statements) and people, due to damage and deterioration of such assets.

TECHNOLOGY

Covers the risks associated with the non-functioning or malfunctioning of systems for various reasons, the risk of integrity failu re affecting systems or loss of data, including within the perimeter of coverage of the systems used to draw up the financial statements.

INFORMATION AND DATA SECURITY

Covers risks due to unauthorized access, including the deliberate modification or destruction of data, including those arising from cyber-attacks that affect the privacy, confidentiality, availability and integrity of the information.

The internal control models include procedures and controls regarding the operation of information and access security systems, the segregation of functions, and the development and modification of computer applications used to generate financial information.

The controls identified in the internal control model for financial information are analyzed and assessed periodically, in order to guarantee the integrity and reliability of the information drawn up.

Consequently, the control model of the BBVA Group covers the adequate management of access control, establishes the correct and necessary steps taken to put applications into production as well as ensuring their subsequent support, the creation of backup copies, and assurance of continuity in the processing and recording of operations.

In summary, the entire process of preparing and publishing financial information has established and documented the procedures and control models for technology and IT systems necessary to

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provide reasonable assurance of the correctness of the BBVA Group’s public financial information. (F.3.2)

The internal control model includes specific procedures and controls over the management of subcontracted activities, or over the evaluation, calculation or valuation of assets or liabilities entrusted to independent experts.

BBVA has a third-party service management model covered by the non-financial risk control model, with a general policy on third-party services and a corporate standard for managing the lifecycle of third-party services, and with a second line of defense specializing in third-party risks (RCS Third Party). In addition, the Non-Financial Risk Admission Committee analyzes outsourcing operations and assesses the risks and controls defined for their mitigation, as well as establishing and supervising the corporate requirements that activities susceptible to being subcontracted must comply with, in accordance with the Committee’s governance based on their risk TIER, ensuring their proper management and alignment with internal regulations and regulatory requirements.

In relation to outsourced financial processes, there are procedure manuals that cover the outsourced activity, identifying the processes to be run and the controls to be carried out by the service provider units and the units responsible for the outsourcing (first line of defense). The controls established in the outsourced processes concerning the generation of financial information are also tested by the Internal Financial Control unit of the entity that carried out the outsourcing.

The valuations from independent experts used for matters relevant for generating financial information are included within the standard circuit of review procedures executed by internal control, internal auditing and external auditing. (F.3.3)

14.4. Information and disclosure of financial information (F.4)

The Finance area and, in particular, Accounting & Regulatory Reporting, has a robust governance system, which includes the Working Group on Accounting and Prudential Criteria. The purpose of these committees is to analyze, study and issue standards that may affect the compilation of the Group’s financial and regulatory information, to determine the accounting and solvency criteria required to ensure that transactions are booked correctly, and to calculate capital requirements within the framework of the applicable standards.

The Group also has an Accounting Policies Manual, which is updated and made available to all Group units by means of the Intranet. This Manual is the tool that guarantees that all the decisions related to accounting policies or specific accounting criteria to be applied in the Group are supported and are standardized. This Manual is approved by the Working Group on Accounting and Prudential Criteria and is continuously documented and updated for use and analysis by all the Group’s entities. (F.4.1)

The BBVA Group’s Finance area and the finance divisions in the countries are responsible for preparing the financial statements, in accordance with the accounting and consolidation manuals in force. The Bank also has consolidation software that collects the accounting information of the

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various companies within the Group and performs the consolidation processes, including the standardization of accounting criteria, aggregation of balances and consolidation adjustments.

Control measures have also been implemented in each of the aforementioned processes, both locally and at consolidated level, to ensure that all the data supplying the financial information is collected in a comprehensive, exact and timely manner. There is also a single and standardized financial reporting system that is applicable to and used by all the Group units and supports the main financial statements and the explanatory notes. There are also control measures and procedures to ensure that the information disclosed to the markets contains a breakdown that is tailored to regulatory requirements and sufficient so as to enable investors and other users of the financial information to understand and interpret it. (F.4.2)

14.5. Supervision of the system’s functioning (F.5)

The internal control units of the business areas and of the support areas conduct a preliminary review of the internal control model, assess the risks identified in the processes, the effectiveness of controls, and the degree of mitigation of the risks, as well as identifying possible control weaknesses and designing, implementing and monitoring the mitigation measures and action plans.

The first assessment of the effectiveness of the risk controls for the financial information preparation process is carried out by the RCA (Risk Control Assurer), who is responsible for control in the first line of defense, and subsequently by the RCS (Risk Control Specialist — second line of defense) who must challenge the design and operation of the controls in order to issue a conclusion on the operation of the control model established for the risks covered by his field of expertise.

BBVA also has an Internal Audit unit that supports the Audit Committee with regard to the independent supervision of the internal financial information control system. The Internal Audit function is entirely independent of the units that draw up the financial information.

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All the weaknesses in controls, mitigation measures and specific action plans are documented in the corporate tool MIGRO and submitted to the internal control and operational risk committees of the areas, as well as to the local or global Corporate Assurance Committees, based on the significance of the detected issues.

Both the weaknesses identified by the internal control units and those detected by the internal or external auditor have an action plan in place to correct or mitigate risk.

During the 2025 financial year, the areas responsible for Group Internal Control conducted a full assessment of the system for internal control over financial reporting, and, to date, no material or significant weakness having any impact on the preparation of financial information have been revealed therein.

Additionally, in compliance with SOX, the Group’s Internal Control and Internal Auditing areas annually assess the effectiveness of the model of internal control over financial reporting on a group of risks (within the perimeter of SOX companies) that could affect the process of drawing up the financial statements at local or consolidated level. This perimeter incorporates risks and controls in Finance and other specialisms that are not directly financial (technology, risks, operational processes, human resources, procurement, legal etc.). The results of this assessment are reported annually to the Audit Committee. (F.5.1)

Discussion procedure for internal control weaknesses (F.5.2)

As described in sections 14.1 and 14.2, the Group has a procedure in place whereby the internal auditor and the heads of Internal Financial Control report to the Audit Committee any significant internal control weaknesses detected in the course of their work. Likewise, significant or material weaknesses would be reported, if they existed. Similarly, there is a procedure whereby the external auditor reports to the Audit Committee the result of their work assessing the system for internal control over financial information.

Since BBVA is a listed company supervised by the SEC, the Group’s external auditor issues an annual opinion on the effectiveness of internal control over financial reporting contained in the Group’s consolidated annual financial statements as at December 31 of each year under PCAOB (Public Company Accounting Oversight Board) standards, in order to file a Form 20-F financial report with the SEC.

On February 21, 2025, the BBVA Group, as a private foreign issuer in the United States, filed the Annual Report (Form 20-F) for the financial year ending on December 31, 2024, which was published on the Securities and Exchange Commission (SEC) website, www.sec.gov, on that same date.

In compliance with the requirements established in Section 404 of the Sarbanes-Oxley Act of 2002 by the Securities and Exchange Commission (SEC), this Annual Report Form 20-F included the certification of the Group’s senior executives on the establishment, maintenance and evaluation of the Group’s system of internal control over financial reporting.

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Moreover, the Form 20-F Annual Report included the external auditor’s opinion on the effectiveness of the Company’s system of internal control over financial reporting at the end of financial year 2024 in Item 15 (controls and procedures).

The 2024 Annual Report on Form 20-F is available on the BBVA corporate website, (www.bbva.com), under “Shareholders and Investors”, “Financial Reports”, financial year 2024, within the “Documents with regulators” section (F7.1)

The Form 20-F Annual Report for financial year 2025 will also include, under Item 15 (Controls and procedures), the external auditor’s opinion on the effectiveness of the Company’s system of internal control over financial reporting at year end 2025 and will be made available on the BBVA corporate website (www.bbva.com), under the section “Shareholders and Investors”, subsection “Financial Reports”, all for financial year 2025.

All control weaknesses detected by the Internal Control, Internal Audit and External Audit areas have an action plan for their resolution and are reported to the Internal Control Committees of each area, to the Corporate Assurance Committees (local or global, depending on the severity of the weaknesses) and also to the Audit Committee.

14.6. Additional control mechanisms (F.1.2)

In addition to the bodies responsible for ICFR described in Section 14.1 above, BBVA relies on the following mechanisms:

Training programs

The Finance area has a specific programme of courses and seminars, run in both physical and virtual campus, which complement the general training of all employees of the BBVA Group, based on their roles and responsibilities. Specific training and periodic refresher courses are given on accounting and tax regulations, internal control and risk management, particularly for teams in the areas involved in preparing and reviewing the financial and tax-related information and in evaluating the internal control system, to help them perform their functions correctly. These courses are taught by professionals in the field and by renowned external providers.

In addition, the BBVA Group has a personal development plan for all employees, which establishes a personalized training program to address the areas of knowledge required to perform the functions assigned to them.

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Code of Conduct

BBVA has a Code of Conduct, approved by the Board of Directors, which sets out the behavior guidelines that BBVA members must follow in their professional activity.

The Code of Conduct is regularly communicated to all BBVA employees and is published on the BBVA corporate website (www.bbva.com) and on the employees’ website (intranet).

BBVA has an online training course on the Code of Conduct at the global level, with scope for the entire Group staff, including key staff in the financial function and new recruits. In addition, communication and dissemination campaigns for new content related to the Code of Conduct are carried out on a regular basis, also utilizing new formats and digital channels.

The Code also establishes a Whistleblowing Channel where behaviors that deviate from the Code of Conduct or violate the law or internal regulations can be reported.

The functions of the Risk and Compliance Committee include examining draft codes of ethics and conduct and their respective amendments, which have been prepared by the corresponding area of the Group, and issuing its opinion prior to the proposals that are to be made to the corporate bodies.

Additionally, BBVA has adopted a structure of Corporate Integrity Management Committees (with individual powers at the jurisdictional level). Their joint scope of action covers all the Group businesses and activities and their main function is to ensure effective application of the Code of Conduct. There is also a Corporate Integrity Management Committee, which is global in scope for the whole of BBVA.

For its part, the Compliance function is entrusted by the Board of Directors with the task of promoting and supervising, independently and objectively, that the BBVA Group acts with integrity, particularly in activities that may entail a risk of money laundering and terrorist financing, or risk of compliance or conduct. The Compliance Unit is tasked with raising awareness of the Code of Conduct and enforcing compliance. In doing so, it helps to resolve doubts regarding the interpretation of the Code through the Code of Conduct Consultation Channel, while managing the

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Whistleblowing Channel. With regard to possible breaches of the Code of Conduct, BBVA has a disciplinary system in place through which action is taken as and when necessary.

Whistleblower channel

The Whistleblowing Channel is an essential part of the BBVA Group compliance system and is one of the processes established to ensure that the regulations and guidelines of the Code of Conduct are effectively applied. This Channel is also a means of helping BBVA members and third parties outside the Group to report confidentially and, if they wish, anonymously, behaviors that deviate from the Code of Conduct or violate applicable law or internal regulations, including financial or accounting irregularities.

The Compliance Unit processes reports promptly in an objective and impartial manner and guarantees the confidentiality of the investigatory processes.

BBVA Group has a global Whistleblowing Channel tool provided by an external supplier in most geographical areas where the Group has a presence. This online platform is accessible to all employees through the corporate Intranet and third parties outside BBVA can access it via a public link posted on the BBVA Group website (www.bkms-system.com/bbva). This global tool raises the standards of security, confidentiality and anonymity and, therefore, the level of protection afforded the whistleblower and the party being reported. BBVA employees have at their disposal guides (FAQ, and a tutorial) to facilitate use of this tool.

Whistleblowers play a key role in preventing and detecting inappropriate behavior, so affording them protection is a priority for the BBVA Group. Individuals who report facts or actions in good faith via the Whistleblowing Channel will not face any reprisals or other adverse consequences for what they report.

In 2023, BBVA’s Board of Directors approved the general policy for handling reports received via the Whistleblowing Channel and on whistleblower protection, which aligns internal regulations with the requirements of Act 2/2023, of February 20, regulating the protection of people who report regulatory breaches and the fight against corruption.

As explained in the previous section, there is a Corporate Integrity Management Committee that operates globally across the entire BBVA Group. Its and responsibilities (explained in greater detail in its regulations) include the following:

—	Driving and monitoring global initiatives to foster and promote a culture of ethics and integrity among members of the Group.

—	Ensuring the uniform application of the Code.

—	Promoting and monitoring the functioning and effectiveness of the Whistleblowing Channel.

—	In cases where they are not already included among the members of the Committee, informing Senior Management and/or the person responsible for preparing the financial

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statements of any events and circumstances from which significant risks might arise for BBVA.

In addition, through the Compliance Unit, periodic reports are submitted to the Risk and Compliance Committee which, in compliance with its Regulations, reviews and monitors the systems under which Group professionals may confidentially report any irregularities in financial information or other matters.

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15. Extent of compliance with corporate governance recommendations

Of the 64 recommendations set out in the Code of Good Governance for Listed Companies, BBVA complies fully with most of them and partially complies with 3 of them, while a further 5 do not apply. This is detailed in the following table, which includes comments or explanations on some of these recommendations.

In summary, the total number of recommendations that are met (compliant), partially met (partially compliant) or not met (non-compliant) are as follows:

CORPORATE GOVERNANCE RECOMMENDATIONS

Recommendation	Status	INFORMATION
1		-
2		-
3		-
4		-

At the General Meeting held on March 18, 2022, under items four and five of the Agenda, the General Meeting resolved to delegate to the Board of Directors the power to increase share capital and to issue convertible debentures, respectively, with a discretion to exclude, in whole or in part, the pre-emptive subscription rights of the shareholders in connection with any specific issuance using such authorities. This power to exclude pre-emptive subscription rights is limited in the aggregate of both authorities to 10% of BBVA’s share capital as at the time the resolutions were adopted.

5

Also, at its meeting on April 20, 2021, the BBVA General Shareholders’ Meeting delegated to the Board of Directors the power to issue securities that are convertible into newly issued BBVA shares, the conversion of which is eventual and is foreseen to meet regulatory requirements concerning their eligibility as capital instruments and it also delegated the power to exclude, in whole or in part, the pre-emptive subscription right of shareholders within the context of a specific issuance, when required in the corporate interest and in compliance with the legal requirements and limitations applicable on each occasion, in which case limitation to 20% of the share capital shall not apply as the holdings of

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Annual Corporate Governance Report of BBVA	p. 112

the shareholders would not be diluted.

All in accordance with the wording of the additional fifteenth provision of the Corporate Enterprises Act, which states that the 20% limit provided for in Article 511 shall not apply to this type of issuance.

6	-

7	-

8	-

9	-

10	-

11	-

12	-

13	-

14	-

15	-

16	-

17	-

18	-

19	-

20	-

21	-

22	-

23	-

24	-

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25	-

26	-

27	-

28	-

29	-

30	-

31	-

32	-

33	-

34	-

35	-

36	-

37	-

38	-

39	-

40	-

41	-

Given that BBVA is a credit institution, subject to sector regulations, it has a specific Board Committee regarding risks, the Risk and Compliance Committee, in accordance with the applicable sector regulations.

42

Thus, certain functions included in this recommendation, in particular, in section 1.a) on the supervision of control and risk management systems; in section 1.c), on the supervision of a mechanism for the communication of irregularities of special significance; and in section 1.d), on the supervision of the application of internal control policies and systems, are attributed, in accordance with the provisions of the Board Regulations, to the Risk and Compliance Committee, currently composed exclusively of independent directors, including its Chair.

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Within the framework of BBVA’s Corporate Governance System, this Committee assists the Board in determining and monitoring the control and management policy for all the Group’s risks (financial and non-financial) that do not correspond to the other Board Committees, and also has other specialised Committees that assist the Board in other control functions in coordination with the Risk and Compliance Committee, such as those corresponding to internal financial control, which are the responsibility of the Audit Committee, those of technological risk, which are the responsibility of the Technology and Cybersecurity Committee, and those of business and reputational risk, which are the responsibility of the Executive Committee. In addition, the Risk and Compliance Committee assists the Board in supervising the reporting and internal control systems, the Regulation and Internal Control function (which includes, among other units, Compliance) and the implementation of risk and compliance cultures across the Group.

Notwithstanding the above, the Audit Committee receives directly the reports that the internal and external auditors make on their activities related to the control and management of the Group’s financial and non-financial risks, within the framework of their responsibilities and in accordance with the coordination mechanism between Committees provided for in the Board Regulations, for the best performance of their duties.

43	-

44	-

45	-

46	-

47	-

48	-

49	-

50	-

51	-

The Technology and Cybersecurity Committee, which is a consultative Committee, established on a voluntary basis by the Bank and without executive functions, is made up of four non-executive members and chaired by an executive director. The remit of this Committee, which does not meet the attributes of a supervision and control committee, given its technical and support nature, as per its regulations, includes information and monitoring functions within its remit, with the purpose of supporting the Board of Directors in the performance of its functions.

52

In 2025, the Technology and Cybersecurity Committee performed the specific functions of supporting the Board in the analysis and monitoring of the strategy and technological risks (including cybersecurity) assigned to it in its regulations, additionally and supplementing the oversight of all BBVA Group financial and non-financial risks developed by the Risk and Compliance Committee, in support of the Board, which is justified by the particular and technical nature of technology and cybersecurity related matters.

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To complement Recommendation 53, the oversight of the Bank’s compliance with policies and rules in the area of environmental, social and corporate governance, as well as internal codes of conduct, and other matters referred to in Recommendation 54, is not attributed only to a specialized Committee, but is attributed, in a coordinated manner, to different Committees of the Board of Directors according to their respective areas of specialization and action. More specifically, these competencies are attributed to the Appointments and Corporate Governance, Audit Committee and Risk and Compliance Committee, all of which are composed exclusively of non-executive directors and at least the majority of whom are independent directors.

In accordance with the functions attributed to it, the Appointments and Corporate Governance Committee periodically evaluates and reviews BBVA’s corporate governance system; and the Audit Committee supervises the process of preparing and presenting the related public information.

53

The Risk and Compliance Committee monitors the evolution of all the Group’s financial and non-financial risks, which provides it with a global and complete vision of all risks, including those associated with sustainability and their integration into the Group’s risk analysis and management, included in the Group’s Risk Appetite Framework, in coordination with the rest of the Committees (through different reports and “cross” composition) to which, due to their specialty, the Board has assigned specific non-financial risk functions, such as accounting, tax risks and public information (reporting) by the Audit Committee, or technological and cybersecurity risks by the Technology and Cybersecurity Committee. Likewise, the Risk and Compliance Committee, in accordance with the functions attributed to it in its Regulations, is informed of non-compliance with applicable internal and external regulations and also examines the draft codes of ethics and conduct and their respective amendments. These functions are integrated into the activities carried out by the Board Committees during the 2025 financial year.

54	-

55	-

56	-

57	-

58	-

59	-

60	-

61	-

62	-

63	-

64

As a complement to Recommendation 64, it should be noted that, in accordance with the provisions of the BBVA Directors’ Remuneration Policy, approved by the General Shareholders’ Meeting held in 2023, the Bank has no severance payment commitments to executive directors.

As detailed in the aforementioned Remuneration Policy, the contractual framework defined for

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 116

executive directors establishes a post-contractual non-competition clause, for a period of two years following their termination as executive directors of BBVA, provided that the termination is not due to their retirement, disability or serious breach of their duties. In compensation for this agreement, the executive directors will receive from the Bank a remuneration for a total amount equivalent to a fixed annual remuneration for each year of duration, which will be paid on a monthly basis during the two years of duration of the non-competition agreement.

On the other hand, the Bank has assumed pension commitments with the Chair to cover the contingencies of retirement, death and disability, the conditions of which are detailed in the BBVA Directors’ Remuneration Policy. In the case of the commitment to cover the retirement contingency, it is a defined contribution system, for which the annual contributions to be made are fixed in advance. By virtue of this commitment, the Chair is entitled to receive a retirement benefit, when he reaches the legally established age, which will be the result of the sum of the contributions made by the Bank and their corresponding yields up to that date, provided that he is not terminated due to a serious breach of his duties. There is no provision for the possibility of receiving an early retirement pension.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 117

Annex 1 Reconciliation with the CNMV template set out in Circular 5/2013

 A. OWNERSHIP STRUCTURE

Sections of the CNMV template	Sections in this Report in free format

A.1 Complete the following table on share capital and the attributed voting rights, including those corresponding to shares with a loyalty vote as of the closing date of the year, where appropriate. Indicate whether company bylaws contain the provision of double loyalty voting.

Indicate whether there are different classes of shares with different associated rights:

Section 3.1 Share capital

A.2 List the company’s significant direct and indirect shareholders at year end, including directors with a significant shareholding.	Section 3.2 Significant stakes

A.3 Detail, regardless of the percentage, the shareholdings as of financial year-end of the members of the board of directors that hold voting rights associated with company shares or through financial instruments.

Section 3.3 Shareholdings held by members of the Board of Directors

A.4 If applicable, indicate any family, commercial, contractual or corporate relationships that exist among owners of significant shareholdings to the extent that they are known to the company.	Section 3.3 Shareholdings held by members of the Board of Directors

A.5 Where applicable, indicate any commercial, contractual or corporate relationships between owners of significant shareholdings and the company and/or its group.	Section 3.3 Shareholdings held by members of the Board of Directors

A.6 Describe the relationships, unless insignificant for both parties, that exist between significant shareholders or shareholders represented on the Board and directors, or their representatives in the case of directors that are legal persons.

Section 3.3 Shareholdings held by members of the Board of Directors

A.7 Indicate whether the company has been informed of any shareholder agreements that may affect it, as established in Articles 530 and 531 of the Corporate Enterprises Act.

Indicate whether the Company is aware of the existence of concerted actions between its shareholders.

Section 3.4 Shareholders’ agreements

A.8 Indicate whether any legal entities or natural persons exercise or may exercise control over the company pursuant to Article 5 of the Securities Exchange Act.	Section 3.1 Share Capital

A.9 Treasury shares held by the Company. Explain any significant changes that have occurred during the financial year.	Section 3.5 Treasury shares

A.10 Describe the conditions and terms of the current mandate from the general meeting to the board of directors to issue, buy back or transfer treasury shares.	Section 3.6 Agreements on share capital

A.11 Estimated floating capital.	Section 3.1 Share Capital

A.12 Indicate whether there are any restrictions (bylaws, legislative or otherwise) on the transfer of shares and/or any restrictions on voting rights. In particular, report the existence of any restrictions that might hinder the takeover of the company through the purchase of its shares on the market, as well as any authorisation or prior communication regimes that are applicable to the purchase or transfer of the company’s financial instruments as provided by law in the sector.

Section 3.1 Share Capital and Section 4 General Meeting

A.13 Indicate whether the general meeting has resolved to adopt measures to neutralise a public takeover bid pursuant to the provisions of Act 6/2007.	Section 3.1 Share Capital

A.14 Indicate whether the Company has issued shares that are not traded on a regulated EU market	Section 3.1 Share Capital

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 118

 B. GENERAL MEETING

Sections of the CNMV template	Sections in this Report in free format

B.1 Indicate whether there are any differences between the minimum quorum regime established by the Spanish Corporate Enterprises Act for General Shareholders’ Meetings and the quorum set by the Company, and if so give details.

Section 4.1 Quorums and majorities

B.2 Indicate, providing details where applicable, whether there are any differences to the minimum standards established under the Corporate Enterprises Act (CEA) for the adoption of corporate resolutions:

Section 4.1 Quorums and majorities

B.3 Indicate the rules for amending the Company’s Bylaws. In particular, report the majorities needed to amend the bylaws as well as any rules established to safeguard shareholders’ rights when amending the bylaws.

Section 4.1 Quorums and majorities and Section 4.2 Amendment of the Bylaws

B.4 Provide data on attendance at General Meetings held during the financial year covered by this report and in the previous two financial years.	Section 4.3 Attendance data for General Meeting

B.5 Indicate whether there were any items on the agenda for the general meetings that took place during the financial year that were not approved by the shareholders for any reason.	Section 4.4 2025 Annual General Shareholders’ Meeting

B.6 Indicate whether the bylaws contain any restrictions requiring a minimum number of shares to attend General Shareholders’ Meetings, or to vote remotely.	Section 4 General Meeting

B.7 Indicate whether it has been established that certain decisions, other than those established by law, entailing an acquisition, disposal or contribution to another company of essential assets or other similar corporate transactions must be submitted for approval to the General Shareholders’ Meeting.

Section 4.1 Quorums and majorities

B.8 Indicate the address and means of access, on the company’s website, to information on corporate governance and other information on general meetings that must be made available to shareholders on the company’s website.

Section 4.4 2025 Annual General Shareholders’ Meeting

 C. COMPANY MANAGEMENT STRUCTURE

Sections of the CNMV template	Sections in this Report in free format

C1 Board of Directors

C.1.1 Maximum and minimum number of directors established in the bylaws and number set by the general meeting.	Section 5 Board of Directors

C.1.2 Board members.	Section 5.1 Board composition and Section 5.2 Structure of the Board of Directors

C.1.3 Directorship types.	Section 5 Board of Directors and Section 5.1 Board composition (Subsection 5.1.1: Profiles of the members of the Board of Directors)

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 119

 C. COMPANY MANAGEMENT STRUCTURE (cont.)

Sections of the CNMV template	Sections in this Report in free format

C.1.4 Number of female directors at the end of the last four financial years, as well as the category of such directors.	Section 5.1 Board composition (Subsection 5.1.4: Gender diversity)

C.1.5 Indicate whether the Company has diversity policies in relation to its Board of Directors on such questions as age, gender, disability, education and professional experience. In accordance with the definition contained in the Spanish Account Auditing Act, small and medium-sized companies are required to report, at a minimum, the policy that they have established with regard to gender diversity.

Section 5.1 Board composition (Subsection 5.1.2: Selection, appointment, re-election and removal of directors)

C.1.6 Explain the measures that, if any, agreed upon by the Appointments Committee to ensure that the selection procedures are not affected by hidden biases which impede the selection of female directors, and that the company deliberately seeks and includes, among potential candidates, women who meet the professional profile sought and that this allows for a balanced presence of women and men. Please also indicate whether these measures include encouraging the company to have a significant number of female senior managers.

Section 5.1 Board composition (Subsection 5.1.2: Selection, appointment, re-election and removal of directors and Subsection 5.1.4: Gender Diversity)

C.1.7 Explain the conclusions of the Appointments Committee regarding verification of compliance with the policy aimed at promoting an appropriate composition of the Board of Directors.	Section 5.1 Board composition (Subsection 5.1.2: Selection, appointment, re-election and removal of directors)

C.1.8 Where applicable, explain why proprietary directors have been appointed at the behest of shareholders whose holding is less than 3% of the capital:	Section 5.1 Board composition

C.1.9 Where applicable, indicate the powers and authority delegated by the board of directors, including as it relates to potential share issuances or buybacks, to directors or Board Committees.	Sections 5.1 Board composition (Subsection 5.1.1: Profiles of the members of the Board of Directors) and Section 6.3 Executive Committee (Subsection 6.3.2: Functions of the Executive Committee)

C.1.10 Identify, where applicable, the members of the Board who hold positions as directors, representatives of directors or executives in other companies that form part of the listed company’s group.	Section 5.1 Board composition (Subsection 5.1.5.1: Positions held by directors at other Group companies)

C.1.11 Detail the director or director representative roles held by directors or representatives of members of the board of directors of the company in other companies, whether listed or not.	Section 5.1 Board composition (Subsection 5.1.5.2: Positions held by directors at other Group companies and Subsection 5.1.5.3: Other remunerated activities)

C.1.12 Indicate and, if applicable, explain whether the Company has established rules on the maximum number of corporate boards of directors that its directors may serve on, identifying, if applicable, where this is regulated.

Section 5.1 Board composition (Subsection 5.1.5: Time commitment and dedication)

C.1.13 Indicate the amounts of the items relating to the overall remuneration of the Board of Directors below.	Section 8 Directors’ Remuneration

C.1.14 Identify the members of Senior Management who are not also executive directors, and indicate the total remuneration accrued in their favour throughout the financial year.	Section 10 Senior Management and Section 10.2 Remuneration of Senior Management

C.1.15 Indicate whether any changes have been made to the Board Regulations during the financial year.	Section 5 Board of Directors

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 120

 C. COMPANY MANAGEMENT STRUCTURE (cont.)

Sections of the CNMV template	Sections in this Report in free format

C.1.16 Indicate the procedures for selection, appointment, re-election and removal of directors. Provide details regarding the competent bodies, the procedures to be followed and the criteria to be used in each procedure.

Section 5.1 Board composition (Subsection 5.1.2: Selection, appointment, re-election and removal of directors)

C.1.17 Explain the extent to which the annual evaluation of the board has led to significant changes in its internal organisation and in the procedures applicable to its activities.	Section 7 Annual assessment of the Board and its Committees

C.1.18 For those financial years in which an external consultant assisted with the evaluation, provide details of any business relationships that the consultant or any entity in their group maintains with this company or any company in its group.

Section 7 Annual assessment of the Board and its Committees

C.1.19 Indicate the cases in which directors are required to resign.	Section 5.1 Board composition (Subsection 5.1.2: Selection, appointment, re-election and removal of directors)

C.1.20 Are supermajorities, other than those provided for by law, required for any type of decision?	Section 5.3 Functioning of the Board

C.1.21 Explain whether there are any specific requirements, other than those relating to directors, to be appointed Chair of the Board of Directors.	Section 5.1 Board composition (Subsection 5.1.2: Selection, appointment, re-election and removal of directors)

C.1.22 Indicate whether the Statutes or the Regulations of the Board establish any age limit for directors.	Section 5.1 Board composition (Subsection 5.1.2: Selection, appointment, re-election and removal of directors)

C.1.23 Indicate whether the articles of incorporation or Board regulations establish any term limits for independent directors other than those required by law or any additional requirements that are stricter than those provided by law.

Section 5.1 Board composition (Subsection 5.1.2: Selection, appointment, re-election and removal of directors)

C.1.24 Please indicate whether the Bylaws or the Regulations of the Board of Directors establish specific rules for the delegation of votes to the Board of Directors in favour of other directors, the manner in which this is done and, in particular, the maximum number of delegations that a director may have, as well as whether any limitations have been established as to the categories in which it is possible to delegate, beyond the limitations imposed by legislation. If so, briefly describe these rules.

Section 5.1 Board composition (Subsection 5.1.5: Time commitment and dedication)

C.1.25 Indicate the number of meetings that the Board of Directors has held during the financial year. In addition, where applicable, indicate how many times the board met without the chair in attendance. For calculation purposes, the chair will be deemed to have been in attendance if represented by a proxy provided with specific instructions.

Section 5.1 Board composition (Subsection 5.1.5: Time commitment and dedication) and Section 5.2 Structure of the Board of Directors and Section 5.3 Functioning of the Board

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 121

 C. COMPANY MANAGEMENT STRUCTURE (cont.)

Sections of the CNMV template	Sections in this Report in free format

C.1.26 Indicate how many meetings were held by the board of directors during the financial year and provide details on the attendance of its members.	Section 5.3 Functioning of the Board

C.1.27 Indicate whether the individual or consolidated annual financial statements that are being presented to the board for approval have been certified beforehand.	Section 6.4 Audit Committee (Subsection 6.4.4: Oversight of Financial Information)

C.1.28 Explain, if applicable, the mechanisms established by the Board of Directors so that the Annual Accounts that the Board of Directors presents to the General Meeting of Shareholders are prepared in accordance with accounting regulations.

Section 6.4 Audit Committee (Subsection 6.4.4: Oversight of Financial Information)

C.1.29 Is the secretary of the board a director?	Section 5.1 Board composition

C.1.30 Indicate the specific mechanisms established by the company to preserve the independence of external auditors, as well as, if applicable, the mechanisms to preserve the independence of financial analysts, investment banks and rating agencies, including how the legal provisions have been implemented in practice.

Section 11.1 Auditors’ independence

C.1.31 Indicate whether the Company has changed its external auditor during the financial year. If applicable, identify the incoming and outgoing auditor.	Section 11 Auditors

C.1.32 Indicate whether the auditing firm performs other work for the company and/or its group other than audit work and, if so, declare the amount of the fees received for said work and the percentage that the previous amount represents on the fees invoiced for audit work to the Company and/or its Group.

Section 11 Auditors

C.1.33 Indicate whether the audit report on the annual financial statements for the previous financial year contained qualifications. If applicable, indicate the reasons given to the shareholders at the General Meeting by the Chair of the Audit Committee to explain the content and scope of these reservations.

Section 11 Auditors

C.1.34 Indicate the number of consecutive years during which the current audit firm has been auditing the company’s individual and/or consolidated annual financial statements. Also, indicate the total number of years audited by the current audit firm as a percentage of the total number of years in which the annual financial statements have been audited.

Section 11 Auditors

C.1.35 Indicate whether there is a procedure in place (and provide details, where applicable) whereby directors are provided with the information they need with sufficient time to be able to prepare for meetings of the management bodies.

Section 5.3 Functioning of the Board

C.1.36 Indicate and, where applicable, provide details regarding whether the company has established rules that require directors to report and, if applicable, resign in the event they are affected by circumstances that, whether or not related to their actions at the company itself, could harm the company’s standing and reputation.

Section 5.1 Board composition (Subsection 5.1.2: Selection, appointment, re-election and removal of directors)

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 122

 C. COMPANY MANAGEMENT STRUCTURE (cont.)

Sections of the CNMV template	Sections in this Report in free format

C.1.37 Indicate, unless there have been special circumstances recorded in the minutes, whether the board was informed or otherwise came to know of any situation concerning a director, whether or not related to their actions at the company itself, that could harm the company’s standing and reputation.

Section 5.1 Board composition (Subsection 5.1.2: Selection, appointment, re-election and removal of directors)

C.1.38 Detail any significant agreements entered into by the company that are coming into force, or were amended or concluded, as a result of a change in the control of the company stemming from a public takeover bid, and the effects thereof.

Section 3.1 Share Capital

C.1.39 Identify on an individual basis, when referring to directors, and in aggregate form for all other cases, and indicate in detail any agreements between the Company and its directors, managers or employees that provide for severance pay (guarantee or golden parachute clauses) for when such persons resign or are wrongfully dismissed or if the contractual relationship comes to an end owing to a public takeover bid or other kinds of transactions.

Section 10.3 Severance payments, guarantee or shield clauses

C.2. Committees of the Board of Directors

C.2.1 Detail all of the Committees of the Board of Directors, their members and the proportion of executive, proprietary, independent and other external directors sitting thereon.

Sections 6.1 Composition of the Committees, 6.3 Executive Committee, Section 6.4 Audit Committee, 6.5 Appointments and Corporate Governance Committee, 6.6 Remuneration Committee, 6.7 Risk and Compliance Committee, 6.8 Technology and Cybersecurity Committee

C.2.2 Fill in the following table with information on the number of female directors sitting on the Committees of the board of directors as of the end of the last four financial years.	Section 5.1 Board composition (Subsection 5.1.4: Gender diversity)

C.2.3 Indicate, where applicable, if there are regulations governing the Board Committees, where they may be consulted and any amendments made thereto during the financial year. Indicate whether an annual report on the activities of each Committee has been prepared voluntarily.

Section 5 Board of Directors and Section 6 Board Committees

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 123

 D. RELATED TRANSACTIONS AND INTRA-GROUP OPERATIONS

Sections of the CNMV template	Sections in this Report in free format

D.1. Explain the procedure and competent bodies, if any, for the approval of related-party and intra-group transactions, indicating the general criteria and internal rules of the entity that regulate the obligation of the affected directors or shareholders to abstain and detailing the internal procedures relating to reporting and periodic control established by the company in relation to related-party transactions whose approval has been delegated by the board of directors.

Section 12.1 Procedure for the approval of related-party transactions

D.2. Individually detail those transactions that are significant in size or relevant in terms of their subject matter carried out between the company or its dependent entities and the shareholders holding 10% or more of the voting rights or represented on the company’s Board of Directors, indicating which body was competent to approve them and whether any affected shareholder or director abstained. If the board is the competent body, indicate whether the proposed resolution was approved by the board without a majority of the independent directors having voted against such proposal.

Section 12.1 Procedure for the approval of related-party transactions

D.3. Provide an individualized detail of the significant transactions in terms of their amount or relevant in terms of their subject matter carried out by the Company or its dependent entities with the Company’s directors or managers, including those transactions carried out with entities that the director or manager controls or jointly controls, and indicating which body was competent to approve them and whether any affected shareholder or director abstained. If the board is the competent body, indicate whether the proposed resolution was approved by the board without a majority of the independent directors having voted against such proposal.

Section 12.1 Procedure for the approval of related-party transactions

D.4. Individually report on intra-group transactions that are significant in terms of their amount or relevant in terms of their subject matter carried out by the company with its parent company or with other entities belonging to the parent company’s group, including the listed company’s own subsidiaries, except when no other related party of the listed company has interests in said subsidiaries or these are wholly owned, directly or indirectly, by the listed company. In any case, any intra-group transaction carried out with entities established in countries or territories that are considered tax havens will be reported.

Section 12.1 Procedure for the approval of related-party transactions

D.5. Individually detail transactions that are significant due to their amount or content entered into between the company or its subsidiaries with other parties considered to be related parties in accordance with the International Accounting Standards adopted by the EU that have not been listed in the previous categories.

Section 12.1 Procedure for the approval of related-party transactions

D.6. Detail the mechanisms established to detect, determine and resolve potential conflicts of interest between the company and/or its group, and its directors, managers, significant shareholders or other related parties.

Section 12.2 Conflicts of interest

D.7. Indicate whether the Company is controlled by another entity within the meaning of Article 42 of the Commercial Code, whether listed or not, and has, directly or through its subsidiaries, business relations with said entity or any of its subsidiaries (other than those of the listed Company) or carries out activities related to those of any of them.

Section 12.1 Procedure for the approval of related-party transactions

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 124

 E. RISK MANAGEMENT AND CONTROL SYSTEMS

Sections of the CNMV template	Sections in this Report in free format

E.1. Explain the scope of the company’s Risk Control and Management System for financial and non-financial risks, including risks of a tax-related nature.	Section 13.1 BBVA’s General Risk Management and Control Model

E.2. Identify the corporate bodies responsible for the preparation and enforcement of the Risk Control and Management System for financial and non-financial risks, including tax-related risks.	Section 13.1 BBVA’s General Risk Management and Control Model

E.3. Indicate the primary financial and non-financial risks, including tax-related risks and, to the extent significant, risks derived from corruption (the latter being understood as those within the scope of Royal Decree Law 18/2017) that could impact the achievement of business objectives.

Section 13.3 Other issues relating to risk management and control

E.4. Identify whether the entity has risk tolerance levels, including tax risk.	Section 13.1 BBVA’s General Risk Management and Control Model

E.5. State what financial and non-financial risks, including tax-related risks, have arisen during the financial year.	Section 13.3 Other issues relating to risk management and control

E.6. Explain the response and oversight plans for the primary risks faced by the entity, including tax-related risks, and the procedures followed by the company to ensure that the board of directors responds to any new challenges.

Section 13.2 Internal Control Model

F. INTERNAL SYSTEMS OF RISK MANAGEMENT AND CONTROL OVER FINANCIAL REPORTING (ICFR)

Sections of the CNMV template	Sections in this Report in free format

F.1. The entity’s control environment.

F.1.1 Which bodies and/or functions are responsible for: (i) the existence and maintenance of an adequate and effective ICFR system; (ii) its implementation; and (iii) its supervision.	Section 14.1 Preparation and monitoring of financial information

F.1.2 If they exist, especially in relation to the process of preparing financial information, the following elements:	Section 14.1 Preparation and monitoring of financial information and Section 14.6 Additional control mechanisms

Departments and/or mechanisms in charge of: (i) designing and reviewing the organisational structure; (ii) clearly defining lines of responsibility and authority, with an adequate distribution of tasks and functions; and (iii) ensuring that sufficient procedures exist to properly disseminate them within the entity.

Code of Conduct, the body approving this, degree of dissemination and instruction, principles and values covered (indicating whether there is specific mention of record keeping and preparation of financial information), body responsible for analyzing non-compliance and proposing corrective actions and sanctions.

Whistleblower channel allowing notifications to the Audit Committee of irregularities of a financial and accounting nature, in addition to potential breaches of the code of conduct and unlawful activities undertaken in the organisation, indicating whether this channel is confidential and whether anonymous notifications can be made, protecting the rights of the whistleblower and the person reported.

Periodic training and refresher courses for employees involved in preparing and revising financial information and in assessing ICFR, covering at least accounting standards, auditing, internal control and risk management.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 125

F. INTERNAL SYSTEMS OF RISK MANAGEMENT AND CONTROL OVER FINANCIAL REPORTING (ICFR) (cont.)

Sections of the CNMV template	Sections in this Report in free format

F.2. EFinancial reporting risk assessment.

F.2.1 The key features of the risk identification process, including error and fraud risks, with respect to:	Section 14.2 Financial reporting risk assessment
— Whether the process exists and is documented

— Whether the process covers all of the objectives of financial reporting (existence and occurrence; completeness; valuation; presentation, breakdown and comparability; and rights and obligations), whether the information is updated and how frequently.

— The existence of a process for identifying the consolidation perimeter, taking into account aspects including the possible existence of complex corporate structures, instrumental entities or special purpose vehicles.

— Whether the process takes into account the effects of other types of risks (operational, technological, financial, legal, tax-related, reputational, environmental etc.) insofar as they impact the financial statements.

— Which of the entity’s governing bodies supervises the process

F.3 Control activities

F.3.1 Give information on the main features thereof, if at least the following exist: Procedures for the review and authorisation of financial information and the description of the ICFR to be published in the stock markets, indicating the persons responsible therefor and the documentation describing the activity flows and controls (including those concerning risk of fraud) for the different types of transactions that may materially impact the financial statements, including the procedure for closing the accounts and the specific review of the relevant judgements, estimates, valuations and projections.

Section 14.3 Financial reporting control activities

F.3.2 Report on whether the company has at least the following, describing their main characteristics: Internal control policies and procedures for overseeing the management of activities subcontracted to third parties, as well as those aspects of assessment, calculation or valuation entrusted to independent experts, which may materially affect the financial statements.

Section 14.3 Financial reporting control activities

F.3.3 Report, indicating its main characteristics, if it has at least: Internal Control Policies and Procedures designed to supervise the management of activities subcontracted to third parties, as well as those aspects of evaluation, calculation or assessment entrusted to independent experts, which may materially affect the financial statements.

Section 14.3 Financial reporting control activities

F.4 Information and communication

F.4.1 Report on whether the company has at least the following, describing their main characteristics: A specifically assigned function for defining and updating accounting policies (accounting policy area or department) and resolving doubts or conflicts arising from their interpretation, maintaining a free flow of information to those responsible for operations in the organisation, as well as an up-to-date accounting policy manual distributed to the business units through which the company operates.

Section 14.4 Information and disclosure of financial information

F.4.2 Report on whether the company has at least the following, describing their main characteristics: Mechanisms for capturing and preparing financial information in standardized formats for application and use by all units of the entity or group, and support its main financial statements and notes, as well as disclosures concerning ICFR.

Section 14.4 Information and disclosure of financial information

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 126

F. INTERNAL SYSTEMS OF RISK MANAGEMENT AND CONTROL OVER FINANCIAL REPORTING (ICFR) (cont.)

Sections of the CNMV template	Sections in this Report in free format

F.5 Supervision of the system’s functioning

F.5.1 Report on at least the following, describing their principal features:

The ICFR supervision activities carried out by the Audit Committee and whether the entity has an internal audit function with powers that include providing support to the Audit Committee in its task of supervising the internal control system, including the ICFR. Likewise, information will be given on the scope of the ICFR assessment carried out during the financial year and of the procedure by which the person in charge of performing the assessment communicates its results, whether the entity has an action plan listing the possible corrective measures, and whether its impact on financial reporting has been considered.

Section 14.5 Supervision of the system’s functioning

F.5.2 Report, indicating its main characteristics, at least of: Whether there is a discussion procedure whereby the auditor (as defined in the Spanish Technical Auditing Standards), the internal audit function and other experts can report to senior management and the Audit Committee or the directors of the company on any significant internal control weaknesses identified during the review of the annual financial statements or any others they have been assigned. Report also on whether the company has an action plan to correct or mitigate the observed weaknesses.

Section 14.5 Supervision of the system’s functioning

F.6 Other relevant information	—

F.7 External auditor’s report

F.7.1 Whether the ICFR information disclosed to the markets has been subject to review by the external auditor, in which case the entity must attach the corresponding report as an annex. If not, explain the reasons therefor.

Section 14.5 Supervision of the system’s functioning

G. DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

Sections of the CNMV template	Sections in this Report in free format

Recomendaciones 1-64	Section 15 Extent of compliance with corporate governance recommendations

H. CODE OF GOOD TAX PRACTICES

Sections of the CNMV template	Sections in this Report in free format

H.3 The company may also indicate whether it has voluntarily adhered to other international, industry-wide or any other codes of ethical principles or good practices. Where applicable, identify the code in question and the adhesion date. In particular, indicate whether it has adhered to the Code of Good Tax Practices of July 20, 2010.

Section 9 Culture and Values

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Corporate Governance Report of BBVA	p. 127

Annex 2 CNMV Statistical Appendix

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

ISSUER IDENTIFICATION

Year-End Date:	31/12/2025

Tax identification number (CIF):	A-48265169

Company Name:

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Registered Office:

PZ. DE SAN NICOLAS N.4 (BILBAO) BIZKAIA

1 / 47

ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

A. OWNERSHIP STRUCTURE

A.1.	Complete the following table on share capital and the attributed voting rights, including those corresponding to shares with a loyalty vote as of the closing date of the year, where appropriate:

Indicate whether company bylaws contain the provision of double loyalty voting:

[ ]	Yes
[ √ ]	No

Date of last change	Share capital (€)	Number of shares	Number of voting rights

23/12/2025	2,797,394,663	5,708,968,700	5,708,968,700

Indicate whether there are different classes of shares with different associated rights:

[ ]	Yes
[ √ ]	No

A.2.	List the company’s significant direct and indirect shareholders at year end, including Directors with a significant shareholding:

Name or corporate name of the shareholder	% of voting rights attached to shares		% of voting rights through financial instruments		Total % of voting rights
	Direct	Indirect	Direct	Indirect

BLACKROCK INC	0.00	7.08	0.08	0.00	7.16

Capital Research and Management Company	0.00	4.97	0.00	0.00	4.97

Details of indirect shareholdings:

Name or corporate name of the indirect shareholder	Name or corporate name of the direct shareholder	% of voting rights attached to shares	% of voting rights through financial instruments	Total % of voting rights

No data

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

A.3.

Detail, regardless of the percentage, the shareholdings as of financial year-end of the members of the board of Directors that hold voting rights associated with company shares or through financial instruments, excluding those Directors identified in Section A.2 above:

Name or corporate name of the Director	% voting rights attributed to shares (including loyalty votes)		% of voting rights through financial instruments		total % of voting rights	Out of the total % of voting rights attached to the shares, indicate, where applicable, the % of additional votes attached that correspond to shares with a loyalty vote
	Direct	Indirect	Direct	Indirect		Direct	Indirect

CARLOS TORRES VILA	0.03	0.00	0.00	0.00	0.03	0.00	0.00

ONUR GENÇ	0.02	0.00	0.00	0.00	0.02	0.00	0.00

CARLOS VICENTE SALAZAR LOMELÍN	0.02	0.03	0.00	0.00	0.05	0.00	0.00

Total % of voting rights held by members of the board of Directors	0.11

Details of indirect shareholdings:

Name or corporate name of the Director	Name or corporate name of the direct shareholder	% voting rights attributed to shares (including loyalty votes)	% of voting rights through financial instruments	total % of voting rights	Out of the total % of voting rights attached to the shares, indicate, where applicable, the % of additional votes attached that correspond to shares with a loyalty vote

CARLOS SALAZAR LOMELIN	Danford Investments L.P	0.02	0.00	0.02	0.00

CARLOS VICENTE SALAZAR LOMELÍN	Servicios Maravilla del Norte, S.A. de C.V.	0.01	0.00	0.01	0.00

Detail the total percentage of voting rights held by the board:

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

Total % of voting rights held by the board of Directors	0.03

A.7.

Indicate whether the company has been informed of any shareholder agreements that may affect it, as established in Articles 530 and 531 of the Corporate Enterprises Act. Where applicable, briefly describe them and list the shareholders bound by each such agreement:

[ ]	Yes
[ √ ]	No

Indicate whether the company is aware of the existence of concerted actions by its shareholders. If so, describe them briefly:

[ ]	Yes
[ √ ]	No

A.8.	Indicate whether any legal entities or natural persons exercise or may exercise control over the company pursuant to Article 5 of the Securities Exchange Act. If so, identify them:

[ ]	Yes
[ √ ]	No

A.9.	Complete the following table with details of the company’s treasury shares:

At the close of the year:

Number of direct shares	Number of indirect shares (*)	Total percentage of share capital

2,581,174	10,111,571	0.22

(*) Through:

Name or company name of direct shareholder	Number of direct shares

CORPORACION GENERAL FINANCIERA, S.A.	12,692,745

Total	12,692,745

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

A.11.	Estimated floating capital:

%

Estimated floating capital	87.62

A.14.	Indicate whether the company has issued securities that are not traded on a regulated market in the European Union.

[ √ ]	Yes
[ ]	No

B. GENERAL MEETING

B.4.	Provide data on attendance at general meetings held during the financial year covered in this report and the reports for the two preceding financial years:

	Attendance data

Date of general meeting	% physically present	% present by proxy	% voting remotely		Total
			Electronic vote	Other

18/03/2022	1.03	48.72	5.91	9.64	65.30

Of which floating capital	1.00	42.80	5.91	9.64	59.35

17/03/2023	1.61	48.22	6.47	8.88	65.18

Of which floating capital	1.59	42.74	6.47	8.88	59.68

15/03/2024	0.23	55.02	7.37	8.42	71.04

Of which floating capital	0.17	46.53	7.37	8.42	62.49

05/07/2024	0.16	52.57	7.82	10.20	70.75

Of which floating capital	0.09	42.06	7.82	10.20	60.17

21/03/2025	0.85	56.21	7.71	8.14	72.91

Of which floating capital	0.78	44.39	7.71	8.14	61.02

B.5.	Indicate whether there were any items on the agenda for the general meetings that took place during the financial year that were not approved by the shareholders for:

[ ]	Yes
[ √ ]	No

B.6.	Indicate whether there are any restrictions in the bylaws that establish a minimum number of shares required to attend general meetings or vote remotely:

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

[ √ ]	Yes
[ ]	No

Number of shares required to attend general meetings	500

Number of shares required to vote remotely	1

C. COMPANY MANAGEMENT STRUCTURE

C.1.	Board of Directors

C.1.1	Maximum and minimum number of Directors established in the bylaws and number set by the general meeting:

Maximum number of Directors	15

Minimum number of Directors	5

Number of Directors set by the general meeting	15

C.1.2	Fill in the following table on the board members:

Name or corporate name of the director	Representative	Type of Director	Position on the Board	Date of first appointment	Date of most recent appointment	Election procedure
ANA CRISTINA PERALTA MORENO		Independent	DIRECTOR	16/03/2018	15/03/2024	RESOLUTION OF THE GENERAL SHAREHOLDERS’ MEETING
ANA LEONOR REVENGA SHANKLIN		Independent	DIRECTOR	13/03/2020	17/03/2023	RESOLUTION OF THE GENERAL SHAREHOLDERS’ MEETING
BELÉN GARIJO LÓPEZ		Other external	DIRECTOR	16/03/2012	15/03/2024	RESOLUTION OF THE GENERAL SHAREHOLDERS’ MEETING
JAIME FÉLIX CARUANA LACORTE		Independent	DIRECTOR	16/03/2018	15/03/2024	RESOLUTION OF THE GENERAL SHAREHOLDERS’ MEETING
CONNIE HEDEGAARD KOKSBANG		Independent	DIRECTOR	18/03/2022	21/03/2025	RESOLUTION OF THE GENERAL SHAREHOLDERS’ MEETING

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

Name or corporate name of the director	Representative	Type of Director	Position on the Board	Date of first appointment	Date of most recent appointment	Election procedure
CARLOS TORRES VILA		Executive	CHAIR	04/05/2015	21/03/2025	RESOLUTION OF THE GENERAL SHAREHOLDERS’ MEETING
LOURDES MÁIZ CARRO		Independent	DIRECTOR	14/03/2014	17/03/2023	RESOLUTION OF THE GENERAL SHAREHOLDERS’ MEETING
JOSÉ MIGUEL ANDRÉS TORRECILLAS		Independent	DEPUTY CHAIR	13/03/2015	15/03/2024	RESOLUTION OF THE GENERAL SHAREHOLDERS’ MEETING
JAN PAUL MARIE FRANCIS VERPLANCKE		Independent	DIRECTOR	16/03/2018	15/03/2024	RESOLUTION OF THE GENERAL SHAREHOLDERS’ MEETING
ONUR GENÇ		Executive	CHIEF EXECUTIVE OFFICER	20/12/2018	21/03/2025	RESOLUTION OF THE GENERAL SHAREHOLDERS’ MEETING
RAÚL CATARINO GALAMBA DE OLIVEIRA		Independent	INDEPENDENT LEAD DIRECTOR	13/03/2020	17/03/2023	RESOLUTION OF THE GENERAL SHAREHOLDERS’ MEETING
SONIA DULA		Independent	DIRECTOR	17/03/2023	17/03/2023	RESOLUTION OF THE GENERAL SHAREHOLDERS’ MEETING
CARLOS VICENTE SALAZAR LOMELÍN		Other external	DIRECTOR	13/03/2020	17/03/2023	RESOLUTION OF THE GENERAL SHAREHOLDERS’ MEETING

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

Name or corporate name of the director	Representative	Type of Director	Position on the Board	Date of first appointment	Date of most recent appointment	Election procedure
CRISTINA DE PARIAS HALCÓN		Other external	DIRECTOR	15/03/2024	15/03/2024	RESOLUTION OF THE GENERAL SHAREHOLDERS’ MEETING
ENRIQUE CASANUEVA NÁRDIZ		Independent	DIRECTOR	15/03/2024	15/03/2024	RESOLUTION OF THE GENERAL SHAREHOLDERS’ MEETING

Total number of Directors	15

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

Indicate any departures, whether resulting from resignation or resolution of the general meeting, that occurred on the board of Directors during the reporting period:

Name or corporate name of the director	Type of Director at the time of departure	Date of most recent appointment	Departure date	Specialised committees of which the Director was a member	Indicate if departure occurred before the end of the mandate

No data

C.1.3	Fill in the following tables on the board members and their Directorship type:

EXECUTIVE DIRECTORS

Name or corporate name of the Director	Position within the company’s organisational structure	Profile

CARLOS TORRES VILA	Chair

Chair of the Board of Directors of BBVA. He was Chief Executive Officer of BBVA from May 2015 to December 2018, Head of Digital Banking from 2014 to 2015 and Head of Strategy and Corporate Development from 2008 to 2014. In addition, he previously held positions of responsibility at other companies, with his roles as Chief Financial Officer, Corporate Head of Strategy and member of the Executive Committee of Endesa being of particular note, as well as as partner at McKinsey & Company.

He completed his studies in Electrical Engineering (Bachelor of Sciences) at the Massachusetts Institute of Technology (MIT), where he also earned a degree in Business Administration. He obtained a Master in Management (MS) from the MIT Sloan School of Management and also holds a Law Degree from UNED.

DELEGATED POWERS

He holds the widest-ranging representative and management powers in line with his duties as executive Chair of the Company.

ONUR GENÇ	Chief Executive Officer

Chief Executive Officer of BBVA. He served as President and CEO of BBVA USA and as BBVA’s Country Manager in the United States from 2017 to December 2018, and served as Deputy CEO of Garanti BBVA between 2015 and 2017 and Executive Vice President of Retail and Private Banking and Payment Systems in said entity between 2012 and 2015. He has also held positions of responsibility at various McKinsey & Company offices, having previously been a senior partner and manager of its office in Türkiye.

He holds a Bachelor of Science (BSc) in Electrical Engineering from Boğaziçi University (Türkiye) and a Master of Business Administration (MSIA/MBA) from Carnegie Mellon University (United States).

DELEGATED POWERS

He holds the widest-ranging representative and management powers in line with his duties as Chief Executive Officer of the Company.

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

Total number of executive Directors	2

% of all Directors	13.33

EXTERNAL PROPRIETARY DIRECTORS

Name or corporate name of the director	Name or corporate name of the significant shareholder represented by the Director or that proposed the Director’s appointment	Profile

No data

EXTERNAL INDEPENDENT DIRECTORS

Name or corporate name of the director	Profile

ANA CRISTINA PERALTA MORENO

She is a member of the Board of Directors of the companies Grenergy Renovables, S.A. and Inmobiliaria Colonial SOCIMI, S.A. and also sits on the Professional Board of ESADE Business School.

She has held various positions at a number of financial institutions, notably serving as an independent director at Grupo Lar Holding Residencial, S.A.U. (2017–2018), independent director at Deutsche Bank SAE (2015–2018), independent director at Banco Etcheverría (2013–2014), and Senior Advisor at Oliver Wyman Financial Services (2012–2018).

She has also served as Chief Risk Officer and a member of the Management Committee of Bankinter (2004–2008), and Chief Risk Officer and member of the Management Committee of Banco Pastor (2008–2011).

She holds a degree in Economics and Business Administration from the Complutense University of Madrid, a Master’s in Economic-Financial Management from CEF, a Program for Management Development (PMD) from Harvard Business School, and a Senior Business Management Program from IESE.

ANA LEONOR REVENGA SHANKLIN

She is a Trustee of the BBVA Microfinance Foundation, and member of the Advisory Board of ESADE EcPol – Center for Economic Policy and Political Economy since 2019.

Furthermore, she has been Chair of the Board of Trustees of the ISEAK Foundation between 2018 and 2025, she also worked as Associate Professor at the Walsh School of Foreign Service, Georgetown University from 2019 to 2021, and was Senior Fellow at Brookings Institution between 2018 and 2023.

Her career has been linked mainly to the World Bank, where, after holding several technical and management positions in East Asia and the Pacific, Europe and Central Asia, Latin America and the Caribbean, she held several leadership positions, including Senior director of Global Poverty & Equity between 2014–2016 and Deputy Chief Economist between 2016–2017.

She holds a BA in Economics and Mathematics, magna cum laude, from Wellesley College (USA), an MA and PhD in Economics from Harvard University (USA), and a Certificate in Human Rights from the Faculty of Law at the University of Geneva (Switzerland).

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

EXTERNAL INDEPENDENT DIRECTORS

Name or corporate name of the director	Profile

JAIME FÉLIX CARUANA LACORTE

He is a member of the Group of Thirty (G-30).

He was General Manager of the Bank of International Settlements (BIS) (2009-2017), head of the Monetary and Capital Markets Department and Financial Counsellor to the General Manager of the International Monetary Fund (IMF) (2006-2009), Chair of the Basel Committee on Banking Supervision (2003-2006), Governor of the Bank of Spain, and member of the Governing Council of the European Central Bank (2000-2006), among other positions.

He holds a degree in Telecommunications Engineering from the Escuela Técnica Superior de Ingenieros de Telecomunicación (ETSIT) of the Universidad Politécnica de Madrid and is a Commercial Technician and State Economist.

CONNIE HEDEGAARD KOKSBANG

She sits on the Board of Directors of Danfoss A/S, she is a member of the Volkswagen Sustainability Advisory Committee, a member of the Board of Trustees of the European Climate Foundation, Chair of the OECD Round Table on Sustainable Development, a member of the Climate and Environment Advisory Council of the European Investment Bank (EIB), a member of the Board of Trustees of Villum Foundation, Chair of the European Commission’s Mission on Adaptation to Climate Change, including Social Change, and Chair of the Board of Aarhus University. She is also an advisor to the Board of Gazelle Wind Power Limited.

She has previously served as a director of Cadeler A/S and has sat on the Supervisory Board of Nordex SE.

She has held various positions in the Danish government and in the European Union, such as European Commissioner for Climate Action and Minister for the Environment, Climate and Energy and Nordic Cooperation.

She holds a Master’s degree in Literature and History from the University of Copenhagen.

LOURDES MÁIZ CARRO

She sits on the Board of Directors of Actividades de Construcción y Servicios, S.A. (ACS).

She was Secretary of the Board of Directors and director of Legal Services at Iberia, Líneas Aéreas de España, S.A. until April 2016. She has also been a director of several companies, including Renfe, GIF (Gerencia de Infraestructuras Ferroviarias — Railway Infrastructure Administrator, now ADIF), the ICO (Instituto de Crédito Oficial — Official Credit Institution), INISAS, Compañía de Seguros y Reaseguros, S.A., Aldeasa, Almacenaje y Distribución, and Banco Hipotecario.

She worked in Research, giving classes in Metaphysics and Theory of Knowledge at the Complutense University of Madrid for five years. She became an Attorney for the State and held various positions of responsibility in Public Administration, including General Director of Administrative Organization, General Director of Sociedad Estatal de Participaciones Patrimoniales (SEPPA) at the Ministry of Economy and Finance, and Technical General Secretary of the Ministry of Agriculture, among others

She holds a degree in Law and in Philosophy and Educational Sciences and a PhD in Philosophy.

JAN PAUL MARIE FRANCIS VERPLANCKE

He is CEO of Vestraco S.à.r.l. and advisor to Abdul Latif Jameel’s internal advisory board.

He was a non-executive director of Cambridge Solutions (India) from 2006 to 2009 and a non-executive director of Monitise (United Kingdom) from 2008 to 2011.

He was previously Chief Information Officer (CIO) and Group Head of Technology and Banking Operations at Standard Chartered Bank (2004–2015), Vicepresident of Technology and CIO for EMEA at Dell (1999–2004), as well as Vicepresident and Chief of Architecture and Vicepresident of Information of the Youth Category at Levi Strauss (1994–1999).

He holds a Bachelor of Science, specializing in Computer Science, from the Programming Centre of the North Atlantic Treaty Organization (NATO) in Belgium.

RAÚL CATARINO GALAMBA DE OLIVEIRA

Lead Director of BBVA. Chair of the Board of Directors of CTT - Correios de Portugal and member of the Board of Directors of the company José de Mello Capital.

His career has been closely linked to McKinsey & Company, where he was appointed partner in 1995 and head of the global financial services practice in 2000. He was also Managing Partner for Spain and Portugal (2005–2011), Managing Partner for Global Risk Practice (2013–2016),

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

EXTERNAL INDEPENDENT DIRECTORS

Name or corporate name of the director	Profile

member of the Global Shareholders’ Council (2005–2011), member of the Appointments and Evaluation Committees (2001 to 2017) member of the Remuneration Committee (2005–2013) and Chair of the Global Learning Board (2006–2011).

He holds a degree in Mechanical Engineering from IST (Portugal), a Master of Science (MS) in Mechanical-Systems Engineering from IST (Portugal) and a Master (MBA) from the Nova School of Business and Economics (Portugal).

SONIA DULA

She sits on the Board of Directors of Acciona, S.A., Corporación Acciona Energías Renovables, S.A. and Huntsman Corporation, and she is also a life member of the Council on Foreign Relations.

She has sat on the Boards of Directors of Bestinver, Grupo Prisa, Millicom, Hemisphere Media, Council of the Americas, Women’s World Banking and The Adrienne Arsht Center for the Performing Arts. She has also sat on the international advisory board of Banco Itaú (Brazil) and has been a member of the Young Presidents Organization (YPO) and the Global Diversity and Inclusion Council of Bank of America.

She has held various positions at Bank of America Merrill Lynch, such as Head of Corporate and Investment Banking for Latin America (2007–2010), Head of Wealth Management for Latin America (2010–2013) and Vice Chair Latin America (2013–2018). She also spent part of her career at Goldman Sachs Group, as executive director and Vice President of Investment Banking and Equity Capital Markets between 1986 and 1995.

She holds a degree in Economics from Harvard University, US.A. and an MBA in Finance from Stanford Graduate School of Business, U.S.A.

JOSÉ MIGUEL ANDRÉS TORRECILLAS

Deputy Chair of the Board of Directors of BBVA. He has been an independent director at Obrascón Huarte Laín, S.A. (OHL) since 2025.

He developed a career at Ernst & Young, where he held a range of senior positions, such as Partner (1987), Managing Partner of the Banking Group (1989-2004), Managing Partner of Audit and Advisory (2001-2004), and Chair of Ernst & Young Spain (2004-2014).

He has been a member of various organizations such as the Official Registry of Auditors (ROAC), the Registry of Auditors Economists (REA), the Board of Directors of the Spanish Institute of Financial Analysts, the Business and Society Foundation, the Institute of Chartered Accountants of Spain, the Advisory Board of the Institute of Internal Auditors and the Institute of Chartered Accountants in England & Wales (the ICAEW). He has also been a director of Zardoya Otis, S.A. from 2015 to 2022.

He holds a degree in Economic and Business Sciences from the Complutense University of Madrid and has studied at post-graduate level in Management Programs from IESE, Harvard and IMD.

ENRIQUE CASANUEVA NÁRDIZ

He has held various senior positions at international financial institutions, most notably at J.P. Morgan, where he served as Chair and CEO of Spain and Portugal and member of the EMEA Management Committee from 2006 to 2015. He has also been Head of Southern Europe, Nordic Countries, Central and Eastern Europe, Ireland and Israel, and member of the EMEA Executive Committee from 2015 to 2017, and Senior Advisor and Member of the EMEA Advisory Council from 2019 to 2024.

Previously, he was Managing director of Investment Banking Spain and Portugal at the Santander Investment area of Banco Santander between 1995 and 2000, and executive director of the Investment Banking area of Goldman Sachs between 1991 and 1995.

He holds a degree in Industrial Engineering from the Universidad Politécnica de Madrid and a Master’s degree in Business Administration (MBA), specializing in finance and strategy, from the Massachusetts Institute of Technology (MIT).

Total number of independent Directors	10
% of all directors	66.67

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

Indicate whether any Director considered to be an independent Director is receiving, from the company or its group, any amount or benefit that does not constitute remuneration for serving as a Director, or maintains or has maintained, over the last financial year, a business relationship with the company or any company in its group, whether in their own name or as a significant shareholder, Director or senior manager of an entity that maintains or has maintained such a relationship.

Where applicable, include a reasoned statement from the board with the reasons why it deems that this Director can perform their duties as an independent Director.

Name or corporate name of the director	Description of the relationship	Reasoned statement

No data

OTHER EXTERNAL DIRECTORS

Identify all other external Directors and explain why they cannot be considered proprietary or independent Directors, detailing their relationships with the company or its executives or shareholders:

Name or corporate name of the director	Reasons	Company, executive or shareholder with whom the relationship is maintained	Profile

CARLOS VICENTE SALAZAR LOMELÍN	Applying a criterion of prudence in interpreting the rule, Mr. Salazar has been assigned the category of external director of BBVA, based on his membership of the governing bodies of companies related to BBVA Mexico for over 15 years.	GRUPO FINANCIERO BBVA MÉXICO, S.A. DE C.V.

He sits on the Board of Directors of the companies Alsea, S.A.B. de C.V., Sukarne, S.A. of C.V. and CYDSA Corporativo, S.A. of C.V.

His career has been mainly linked to Grupo Fomento Económico Mexicano S.A.B. de C.V (Femsa) (1973–2019), where he was General Manager of Cervecería Cuauhtémoc-Moctezuma, Head of Coca Cola Femsa and Chief Executive Officer of Femsa. He participates in a range of educational institutions and social and business organisations and forums. He has been a professor of economics for more than 40 years at the Instituto Tecnológico y de Estudios Superiores de Monterrey, where he is currently the President of the Business Schools. He has also been Chair of Mexico’s Business Coordinating Council (Consejo Coordinador Empresarial).

He has a Degree in Economics and postgraduate studies in Business Administration at the Monterrey Institute of Technology

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

OTHER EXTERNAL DIRECTORS

Identify all other external Directors and explain why they cannot be considered proprietary or independent Directors, detailing their relationships with the company or its executives or shareholders:

Name or corporate name of the director	Reasons	Company, executive or shareholder with whom the relationship is maintained	Profile

and Higher Education.

BELÉN GARIJO LÓPEZ	She has been an independent director for more than 12 years.	BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

She has been Chair of the Executive Board and CEO of the Merck Group since 2021, Chair of the European side of the EU-Japan Business Round Table, member of the Executive Committee of the German Chemical Industry Association, member of the European Round Table for Industry and member of The Business Council.

She has sat on the Board of Directors of L’Oreal from 2014 to 2024 and has previously held various senior positions at various companies, including Abbot Laboratories (1989–1996), Rhône-Poulenc (1996–1999), Aventis Pharma (1999–2004), Sanofi Aventis (2004–2011) and Merck (since 2011).

She has a degree in Medicine from the University of Alcalá de Henares in Madrid and is a specialist in Clinical Pharmacology at the Hospital de la Paz – Autonomous University of Madrid. She also holds a Master’s degree in Business and Management from Ashridge Management School (United Kingdom).

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

OTHER EXTERNAL DIRECTORS

Identify all other external Directors and explain why they cannot be considered proprietary or independent Directors, detailing their relationships with the company or its executives or shareholders:

Name or corporate name of the director	Reasons	Company, executive or shareholder with whom the relationship is maintained	Profile

CRISTINA DE PARIAS HALCÓN	Applying a criterion of prudence in the interpretation of the rule, Ms. de Parias was assigned, at the time of her appointment as a BBVA director, the category of other external director, due to her membership at that time of the management bodies of companies related to BBVA Mexico.	GRUPO FINANCIERO BBVA MÉXICO, S.A. DE C.V.

She is an independent director at Endesa, S.A. and Sanitas Seguros. She currently sits on the Board of Trustees of the BBVA Microfinance Foundation and of Fundación Professor Uría, a member of the Advisory Board of BUPA Europe & Latin America and a member of the Executive Committee of IESE Alumni.

She was a member of the Board of Directors of BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México and Grupo Financiero BBVA, S.A. de C.V. until 2024. From 1998 to 2019, she held various senior positions at BBVA as head of the Consumer Finance subsidiary (Finanzia) and CEO of Uno-e Bank, Head of New Digital Businesses, Territorial Head of the Central Region and Country Manager for Spain and Portugal. She was Head of Marketing and Multichannel Sales for retail clients and Head of the Personal Banking Business Unit (CitiGold), both positions held at Citibank from 1991 to 1998.

She holds a degree in Law from the University of Seville and an MBA from IESE Business School, Barcelona.

Total number of other external Directors	3
% of all directors	20.00

Indicate any changes that occurred during the period in the type of each Director:

Name or corporate name of the Director	Date of change	Previous type	Current type

No Data

C.1.4	Fill in the following table with information regarding the number of female Directors as of the end of the last four financial years and the types of such Directors:

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

	Number of female Directors				% of all Directors of each category
	Financial year 2025	Financial year 2024	Financial year 2023	Financial year 2022	Financial year 2025	Financial year 2024	Financial year 2023	Financial year 2022
Executive					0.00	0.00	0.00	0.00
Proprietary					0.00	0.00	0.00	0.00
Independent	5	5	6	5	50.00	50.00	60.00	50.00
Other external	2	2		1	66.66	66.66	0.00	33.33
Total	7	7	6	6	46.67	46.67	40.00	40.00

C.1.11	Detail the Director or Director representative roles held by Directors or representatives of members of the board of Directors of the company in other companies, whether listed or not:

Name of the Director or representative	Corporate name of the entity, whether listed or not	Role

RAÚL CATARINO GALAMBA DE OLIVEIRA	CTT – Correios de Portugal, S.A.	CHAIR

RAÚL CATARINO GALAMBA DE OLIVEIRA	José de Mello Capital, S.A.	DIRECTOR

SONIA DULA	Acciona, S.A	DIRECTOR

SONIA DULA	Huntsman Corporation	DIRECTOR

SONIA DULA	Corporación Acciona Energías Renovables, S.A.	DIRECTOR

BELÉN GARIJO LÓPEZ	Merck KGaA	CHIEF EXECUTIVE OFFICER

CONNIE HEDEGAARD KOKSBANG	Danfoss A/S	DIRECTOR

LOURDES MÁIZ CARRO	Actividades de Construcción y Servicios, S.A.	DIRECTOR

CRISTINA DE PARIAS HALCÓN	Endesa, S.A.	DIRECTOR

CRISTINA DE PARIAS HALCÓN	Sanitas Seguros, S.A.	DIRECTOR

CRISTINA DE PARIAS HALCÓN	Diezma S.L.	DIRECTOR

ANA CRISTINA PERALTA MORENO	Grenergy Renovables, S.A.	DIRECTOR

ANA CRISTINA PERALTA MORENO	Inmobiliaria Colonial SOCIMI, S.A.	DIRECTOR

ANA LEONOR REVENGA SHANKLIN	Revenga Ingenieros, S.A.	DIRECTOR

CARLOS VICENTE SALAZAR LOMELÍN	Alsea, S.A.B. de C.V.	DIRECTOR

CARLOS VICENTE SALAZAR LOMELÍN	Sukarne, S.A. de C.V.	DIRECTOR

CARLOS VICENTE SALAZAR LOMELÍN	CYDSA Corporativo, S.A. de C.V.	DIRECTOR

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

Name of the Director or representative	Corporate name of the entity, whether listed or not	Role

JAN PAUL MARIE FRANCIS VERPLANCKE	Vestraco S.A.R.L.	CHIEF EXECUTIVE OFFICER

JOSÉ MIGUEL ANDRÉS TORRECILLAS	Obrascón Huarte Laín, S.A.	DIRECTOR

Indicate, where applicable, all paid activities of any nature engaged in by Directors or their representatives aside from those indicated in the table above.

Name of the Director or representative	Other paid activities

CONNIE HEDEGAARD KOKSBANG	OECD Roundtable on Sustainable Implementation, Villum Foundation, Mærsk Mc-Kinney Møller Center for Zero Carbon Shipping.

LOURDES MÁIZ CARRO	Provides training activities

CRISTINA DE PARIAS HALCÓN	Member of Advisory Board de BUPA Europe & Latin América Advisory Board.

JAN PAUL MARIE FRANCIS VERPLANCKE	Member of the ALJ Data and Technology Advisory Committee (Abdul Latif Jameel).

C.1.12

Indicate and, where applicable, explain whether the company has established any rules regarding the maximum number of company boards on which its Directors may sit, identifying, where applicable, where such rules are governed:

[√]	Yes
[ ]	No

C.1.13	Indicate the amounts of the following items relating to the total remuneration of the board of Directors:

Remuneration accrued in favour of the board of directors during the financial year (thousands of euro)	21,549

Amount of funds accumulated by current directors through long-term savings systems with vested economic rights (thousands of euro)

Amount of funds accumulated by current directors through long-term savings systems with non-vested economic rights (thousands of euro)	29,821

Amount of funds accumulated by former directors through long-term savings systems (thousands of euro)	50,196

C.1.14	Identify the members of senior management who are not also executive Directors, and indicate the total remuneration accrued in their favour throughout the financial year:

Name or corporate name	Position(s)

MARÍA JESÚS ARRIBAS DE PAZ	Global Head of Legal

ANA FERNÁNDEZ MANRIQUE	Global Head of Regulation & Internal Control

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

Name or corporate name	Position(s)

VICTORIA DEL CASTILLO MARCHESE	Global Head of Strategy & M&A

ANTONIO BRAVO ACÍN	Global Head of Data

DAVID PUENTE VICENTE	Global Head of Retail Client Solutions

FRANCISCO JAVIER RODRÍGUEZ SOLER	Global Head of Sustainability and Corporate & Investment Banking

DOMINGO ARMENGOL CALVO	General Secretary

CARLOS SANZ-PASTOR REVORIO	Global Head of Internal Audit

JORGE SÁENZ-AZCÚNAGA CARRANZA	Country Monitoring

PELLO XABIER BELAUSTEGUIGOITIA MATEACHE	Country Manager Spain

MARÍA LUISA GÓMEZ BRAVO	Global Head of Finance

CARLOS CASAS MORENO	Global Head of Engineering

JOSÉ LUIS ELECHIGUERRA JOVEN	Head of Global Risk Management

JAIME SÁENZ DE TEJADA PULIDO	Global Head of Commercial Client Solutions

EDUARDO OSUNA OSUNA	Country Manager Mexico

PAUL GARCÍA TOBIN	Global Head of Talent & Culture

Number of women in senior management	4

Percentage of all members of senior management	25.00

Total remuneration of senior management (thousands of euros)	39,629

C.1.15	Indicate whether there have been any amendments to the regulations of the board during the financial year:

[√]	Yes
[ ]	No

C.1.21	Explain whether there are specific requirements, other than those relating to directors, to be appointed chairman of the Board of Directors:

[ ]	Yes
[√]	No

C.1.23	Indicate whether the bylaws or regulations of the board establish a limited term or other stricter requirements for independent directors in addition to those provided for by law:

[ ]	Yes
[√]	No

C.1.25	Indicate the number of meetings that the Board of Directors has held during the financial year. In

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

addition, where applicable, indicate how many times the board met without the chairman in attendance. For calculation purposes, the chairman will be deemed to have been in attendance if represented by a proxy provided with specific instructions.

Number of board meetings	15

Number of board meetings without the chairman in attendance	0

Indicate how many meetings were held by the Lead Director with the other board members, without any executive director in attendance or represented:

Number of meetings	28

Indicate how many meetings were held by the board committees during the financial year:

Number of meetings of the AUDIT COMMITTEE	14

Number of meetings of the APPOINTMENTS AND CORPORATE GOVERNANCE COMMITTEE	5

Number of meetings of the REMUNERATION COMMITTEE	5

Number of meetings of the RISK AND COMPLIANCE COMMITTEE	22

Number of meetings of the TECHNOLOGY AND CYBERSECURITY COMMITTEE	7

Number of meetings of the EXECUTIVE COMMITTEE	16

C.1.26	Indicate how many meetings were held by the Board of Directors during the financial year and provide details on the attendance of its members:

Number of meetings attended in person by at least 80% of the Directors	15

% of in-person attendance of the total number of votes cast during the financial year	96.44

Number of meetings where all Directors, or proxies granted with specific instructions, attended in person	14

% of votes cast by Directors attending in person and through proxies granted with specific instructions of the total number of votes cast during the financial year	99.56

C.1.27	Indicate whether the individual or consolidated annual financial statements that are being presented to the board for approval have been certified beforehand:

[√]	Yes
[ ]	No

Where appropriate, identify the person(s) who has/have certified the company’s individual and consolidated annual financial statements prior to board approval:

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

Name	Role
MARÍA LUISA GÓMEZ BRAVO	Group Chief Financial Officer

C.1.29	Is the secretary of the board a Director?

[ ]	Yes

[ √ ]	No

If the secretary is not a Director, complete the following table:

Name or corporate name of the secretary	Representative
DOMINGO ARMENGOL CALVO

C.1.31	Indicate whether the company has changed its external auditor during the financial year. If so, identify the incoming and outgoing auditors:

[ ]	Yes

[ √ ]	No

If there were any disagreements with the outgoing auditor, explain these disagreements:

[ ]	Yes

[ √ ]	No

C.1.32

Indicate whether the auditing firm does any other work for the company and/or its group other than audit work. If so, state the amount of fees received for such work and the percentage that the aforementioned amount represents of the total fees billed to the company and/or its group for audit work:

[ √ ]	Yes

[ ]	No

	Company	Group companies	Total

Amount of non-audit work (thousands of euros)	329	1,545	1,874

Amount of non-audit work / Amount of audit work (in %)	1.86	9.03	5.38

C.1.33

Indicate whether the audit report on the annual financial statements for the previous financial year contained qualifications. If so, indicate the reasons given by the chair of the audit committee to the shareholders at the General Meeting to explain the content and scope of such qualifications.

[ ]	Yes

[ √ ]	No

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

C.1.34

Indicate the number of consecutive financial years during which the current auditing firm has been auditing the individual and/or consolidated annual financial statements of the company. Likewise, indicate the total number of financial years audited by the current auditing firm as a percentage of the total number of years in which the annual financial statements have been audited:

	Individual	Consolidated

Number of consecutive financial years	4	4

	Individual	Consolidated
Number of financial years audited by the current auditing firm/ number of financial years the company or its group have been audited (%)	16.00	16.00

C.1.35

Indicate whether there is a procedure in place (and provide details, where applicable) whereby Directors are provided with the information they need with sufficient time to be able to prepare for meetings of the management bodies:

[ √ ]	Yes

[ ]	No

Details of the procedure

Under article 5 of the Regulations of the Board of Directors, the directors have, prior to the meetings, all the information they need to form an opinion with respect to the matters within the remit of the corporate bodies, and may ask for any additional information and advice required to perform their duties. They may also ask the Board of Directors for external expert help for any matters put to their consideration whose special complexity or importance so requires.

Furthermore, as set forth in article 28 of the Regulations of the Board of Directors, the directors will be provided with such information or clarifications as deemed necessary or appropriate with regard to the matters to be discussed at the meeting, either before or during the meetings. Thus, prior to such meetings, information is made available to the Bank’s corporate bodies via an online system, to which all members of the Board have access.

C.1.39 Identify, on an individual basis when referring to Directors and in the aggregate for all other cases, and indicate in detail, any agreements between the company and its Directors, managers or employees that provide for severance pay (guarantee or golden parachute clauses) in the event such persons resign or are wrongfully dismissed or if the contractual relationship comes to an end owing to a public takeover bid or other type of transaction.

Number of beneficiaries	41

Beneficiary type	Description of the agreement
41 managers and employees

The Bank has no severance payment commitments to directors. As at December 31, 2025 a total of 41 management positions and employees are entitled, pursuant to the provisions of their contracts, to a severance payment in the event of termination other than by their own choice, retirement, disability or serious dereliction of their duties, the amount of which will be calculated taking into account the employee’s remuneration and tenure, and which in no case will be paid in the event of disciplinary dismissal by decision of the employer based on a serious dereliction of duties by the employee.

Indicate whether, in addition to the circumstances provided for by law, these contracts are required to be communicated to and/or approved by bodies of the company or its group. If so, specify the procedures, the circumstances provided for and the nature of the bodies responsible for such approval or communication:

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

	Board of Directors	General meeting

Body that authorises the clauses	√

	Yes	No

Is the general meeting informed about these clauses?	√

C.2.	Committees of the board of Directors

C.2.1	Detail all of the committees of the board of Directors, their members and the proportion of executive, proprietary, independent and other external Directors sitting thereon:

APPOINTMENTS AND CORPORATE GOVERNANCE COMMITTEE

Name	Role	Type

JOSÉ MIGUEL ANDRÉS TORRECILLAS	CHAIR	Independent

JAIME FÉLIX CARUANA LACORTE	MEMBER	Independent

RAÚL CATARINO GALAMBA DE OLIVEIRA	MEMBER	Independent

BELÉN GARIJO LÓPEZ	MEMBER	Other external

CRISTINA DE PARIAS HALCÓN	MEMBER	Other external

% of executive Directors	0.00

% of proprietary Directors	0.00

% of independent Directors	60.00

% of other external Directors	40.00

REMUNERATION COMMITTEE

Name	Role	Type

ANA LEONOR REVENGA SHANKLIN	CHAIR	Independent

LOURDES MÁIZ CARRO	MEMBER	Independent

ANA CRISTINA PERALTA MORENO	MEMBER	Independent

CARLOS VICENTE SALAZAR LOMELÍN	MEMBER	Other external

JAN PAUL MARIE FRANCIS VERPLANCKE	MEMBER	Independent

% of executive Directors	0.00

% of proprietary Directors	0.00

% of independent Directors	80.00

% of other external Directors	20.00

RISK AND COMPLIANCE COMMITTEE

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

Name	Role	Type

RAÚL CATARINO GALAMBA DE OLIVEIRA	CHAIR	Independent

JAIME FÉLIX CARUANA LACORTE	MEMBER	Independent

ANA LEONOR REVENGA SHANKLIN	MEMBER	Independent

SONIA DULA	MEMBER	Independent

ENRIQUE CASANUEVA NÁRDIZ	MEMBER	Independent

% of executive Directors	0.00

% of proprietary Directors	0.00

% of independent Directors	100.00

% of other external Directors	0.00

TECHNOLOGY AND CYBERSECURITY COMMITTEE

Name	Role	Type

CARLOS TORRES VILA	CHAIR	Executive

RAÚL CATARINO GALAMBA DE OLIVEIRA	MEMBER	Independent

CRISTINA DE PARIAS HALCÓN	MEMBER	Other external

ANA LEONOR REVENGA SHANKLIN	MEMBER	Independent

JAN PAUL MARIE FRANCIS VERPLANCKE	MEMBER	Independent

% of executive Directors	20.00

% of proprietary Directors	0.00

% of independent Directors	60.00

% of other external Directors	20.00

EXECUTIVE COMMITTEE

Name	Role	Type

CARLOS TORRES VILA	CHAIR	Executive

ONUR GENÇ	MEMBER	Executive

JOSÉ MIGUEL ANDRÉS TORRECILLAS	MEMBER	Independent

JAIME FÉLIX CARUANA LACORTE	MEMBER	Independent

BELÉN GARIJO LÓPEZ	MEMBER	Other external

% of executive Directors	40.00

% of proprietary Directors	0.00

% of independent Directors	40.00

% of other external Directors	20.00

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

AUDIT COMMITTEE

Name	Role	Type

JOSÉ MIGUEL ANDRÉS TORRECILLAS	CHAIR	Independent

ENRIQUE CASANUEVA NÁRDIZ	MEMBER	Independent

SONIA DULA	MEMBER	Independent

CONNIE HEDEGAARD KOKSBANG	MEMBER	Independent

LOURDES MÁIZ CARRO	MEMBER	Independent

ANA CRISTINA PERALTA MORENO	MEMBER	Independent

% of executive Directors	0.00

% of proprietary Directors	0.00

% of independent Directors	100.00

% of other external Directors	0.00

Identify the Directors who are members of the audit committee and have been appointed on the basis of their knowledge and experience of accounting, auditing or both, and specify the date on which the chair of this committee was appointed to the position.

Names of the Directors with experience	ANA CRISTINA PERALTA MORENO / ENRIQUE CASANUEVA NÁRDIZ / LOURDES MÁIZ CARRO / JOSÉ MIGUEL ANDRÉS TORRECILLAS / SONIA DULA

Date of appointment of the chair to the position	26/04/2023

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C.2.2	Fill in the following table with information on the number of female Directors sitting on the committees of the board of Directors as of the end of the last four financial years:

	Number of female Directors
	Financial year 2025		Financial year 2024		Financial year 2023		Financial year 2022
	Number	%	Number	%	Number	%	Number	%

APPOINTMENTS AND CORPORATE GOVERNANCE COMMITTEE	2	40.00	2	40.00	1	20.00	2	40.00

REMUNERATION COMMITTEE	3	60.00	3	60.00	4	66.66	3	60.00

RISK AND COMPLIANCE COMMITTEE	2	40.00	2	40.00	2	40.00	2	40.00

TECHNOLOGY & CYBERSECURITY COMMITTEE	2	40.00	2	40.00	1	20.00	1	20.00

EXECUTIVE COMMITTEE	1	20.00	1	20.00	1	16.66	1	16.66

AUDIT COMMITTEE	4	66.66	4	66.66	4	66.66	3	60.00

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

D. RELATED-PARTY TRANSACTIONS AND INTRA-GROUP TRANSACTIONS

D.2.

Individually detail transactions that are significant due to their amount or content entered into between the company or its subsidiaries and shareholders holding 10% or more of the voting rights or represented on the board of Directors of the company, and indicate the competent body for the approval thereof and whether any affected shareholder or Director abstained from voting thereon. If the board is the competent body, indicate whether the proposed resolution was approved by the board without a majority of the independent Directors having voted against such proposal:

Name or corporate name of the shareholder or any of its subsidiaries	% shareholding	Name or corporate name of the company or subsidiary	Amount (thousands of euros)	Approving body	Name of any abstaining significant shareholders or Directors	The proposal to the general meeting, where applicable, has been approved by the board without a majority of the independent Directors having voted against the same.

No data

Name or corporate name of the shareholder or any of its subsidiaries	Nature of the transaction	Type of transaction and other information required to evaluate the same

No data

D.3.

Individually detail transactions that are significant due to their amount or content entered into between the company or its subsidiaries and Directors or executives of the company, including transactions entered into with entities controlled or jointly controlled by the Director or executive, and indicate the competent body for the approval thereof and whether any affected shareholder or Director abstained from voting thereon. If the board is the competent body, indicate whether the proposed resolution was approved by the board without a majority of the independent directors having voted against such proposal:

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

Name or corporate name of the Directors or executives or of the entities under their control or joint control	Name or corporate name of the company or subsidiary	Relationship	Amount (thousands of euros)	Approving body	Name of any abstaining significant shareholders or Directors	The proposal to the general meeting, where applicable, has been approved by the board without a majority of the independent Directors having voted against the same.

No data

Name or corporate name of the Directors or executives or of the entities under their control or joint control	Nature of the transaction and other information required to evaluate the same

No data

D.4.

Individually detail intra-group transactions that are significant due to their amount or content entered into between the company and its parent company or other entities belonging to the parent’s group, including subsidiaries of the listed company, except in cases in which no other related party of the listed company has an interest in such subsidiaries or where the subsidiaries are wholly owned, directly or indirectly, by the listed company.

In any event, provide information regarding any intra-group transactions entered into with companies established in countries or territories considered to be tax havens.

Corporate name of the group company	Brief description of the transaction and other information required to evaluate the same	Amount (EUR thousand)
No data

D.5.

Individually detail transactions that are significant due to their amount or content entered into between the company or its subsidiaries with other parties considered to be related parties in accordance with the International Accounting Standards adopted by the EU that have not been listed in the previous categories.

Corporate name of the related party	Brief description of the transaction and other information required to evaluate the same	Amount (thousands of euros)

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

No data

G. EXTENT OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate the extent of the company’s compliance with the recommendations of the Good Governance Code of Listed Companies.

If any recommendations are not being followed or are only being followed in part, a detailed explanation of the reasons for this must be provided so that shareholders, investors and the market in general have sufficient information to assess the actions of the company. General explanations will not be acceptable.

1.

The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

Compliant [ X ]	Explain [ ]

2.

Where the listed company is controlled by another entity within the meaning of Article 42 of the Spanish Commercial Code, whether listed or not, and has, directly or through its subsidiaries, business relations with said entity or one of its subsidiaries (other than those of the listed company) or engages in activities related to those of any one of them, it should publicly report accurately on:

a)	The respective areas of activity and potential business relations between the listed company or its subsidiaries and the parent company or its subsidiaries.

b)	The mechanisms in place to resolve possible conflicts of interest.

Compliant [ ]	Partially compliant [ ]	Explain [ ]	Not applicable [ X ]

3.

During the annual general meeting, as a supplement to the information circulated in the annual corporate governance report, the chairman of the board of Directors should verbally inform shareholders in sufficient detail of the most relevant aspects of the company’s corporate governance, particularly:

a)	Changes that have occurred since the previous annual general meeting.

b)	The specific reasons for the company not following a given Corporate Governance Code recommendation, and any alternative rules applied in this regard.

Compliant [ X ]	Partially compliant [ ]	Explain [ ]

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

4.

The company should establish and implement a policy of communication and contacts with shareholders and institutional investors within the framework of their involvement in the company, as well as with proxy advisers, that complies in full with market abuse regulations and accords equitable treatment to similarly situated shareholders. This policy should be disclosed on the company’s website, including information relating to how it has been put into practice and identifying the relevant actors or individuals responsible for the implementation thereof.

And, without prejudice to the legal obligations regarding the disclosure of privileged information and other regulated information, the company also has a general policy regarding the communication of economic-financial, non-financial and corporate information through the channels it deems appropriate (media, social media, or other channels) to help maximise dissemination and the quality of information available to the market, investors and other stakeholders.

Compliant [ X ]	Partially compliant [ ]	Explain [ ]

5.

The board of Directors should not make a proposal to the general meeting for the delegation of powers to issue shares or convertible securities without pre-emptive subscription rights in an amount exceeding 20% of capital at the time of such delegation.

When a board of Directors approves the issuance of shares or convertible securities that exclude pre-emptive subscription rights, the company should immediately post the reports contemplated by commercial laws on its website regarding such exclusion.

Compliant [ ]	Partially compliant [ X ]	Explain [ ]

At the General Meeting held on March 18, 2022, under items four and five of the Agenda, the General Meeting resolved to delegate to the Board of Directors the power to increase share capital and to issue convertible debentures, respectively, with a discretion to exclude, in whole or in part, the pre-emptive subscription rights of the shareholders in connection with any specific issuance using such authorities. This power to exclude pre-emptive subscription rights is limited in the aggregate of both authorities to 10% of BBVA’s share capital as at the time the resolutions were adopted.

Also, at its meeting on April 20, 2021, the BBVA General Shareholders’ Meeting delegated to the Board of Directors the power to issue securities that are convertible into newly issued BBVA shares, the conversion of which is eventual and is foreseen to meet regulatory requirements concerning their eligibility as capital instruments and it also delegated the power to exclude, in whole or in part, the pre-emptive subscription right of shareholders within the context of a specific issuance, when required in the corporate interest and in compliance with the legal requirements and limitations applicable on each occasion, in which case limitation to 20% of the share capital shall not apply as the holdings of the shareholders would not be diluted.

All in accordance with the wording of the additional fifteenth provision of the Corporate Enterprises Act, which states that the 20% limit provided for in Article 511 shall not apply to this type of issuance.

6.

Listed companies that prepare the reports listed below, whether on a mandatory or voluntary basis, should publish them on their website with sufficient time prior to the annual general meeting, even when such publication is not required:

a)	Report on auditor independence.

b)	Reports on the functioning of the audit committee and the appointments and remuneration committee.

c)	Audit committee report on related-party transactions.

Compliant [ X ]	Partially compliant [ ]	Explain [ ]

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7.	The company should broadcast its general shareholders’ meetings live on its website.

And the company should have mechanisms that enable proxy voting, remote voting and, in the case of large cap companies and to the extent the same are proportional, attendance and active participation in the General Meeting.

Compliant [ X ]	Partially compliant [ ]	Explain [ ]

8.

The audit committee should ensure that the annual financial statements presented by the board of Directors to the general shareholders’ meeting are prepared in accordance with the accounting regulations. And in cases where the statutory auditor has included any qualifications in its audit report, the chair of the audit committee should clearly explain to the general meeting the opinion of the audit committee on the content and scope thereof, making a summary of this opinion available to shareholders at the time of publication of the calling of the meeting, together with the other proposals and reports of the board.

Compliant [ X ]	Partially compliant [ ]	Explain [ ]

9.

The company should disclose its requirements and procedures for demonstrating share ownership, the right to attend the general shareholders’ meeting and the exercise or delegation of voting rights, and display them permanently on its website.

Such requirements and procedures should encourage shareholders to attend and exercise their rights and be applied in a non-discriminatory manner.

Compliant [ X ]	Partially compliant [ ]	Explain [ ]

10.	When an accredited shareholder exercises the right to supplement the agenda or submit new proposals prior to the general shareholders’ meeting, the company should:

a)	Immediately circulate the supplementary items and new proposals.

b)

Disclose the attendance card template and proxy appointment or remote voting form, duly modified to allow for voting on new agenda items and alternative proposals on the same terms as those submitted by the board of Directors.

c)

Put all these items or alternative proposals to a vote applying the same voting rules as for those submitted by the board of directors, with particular regard to presumptions or deductions about the direction of votes.

d)	After the general shareholders’ meeting, disclose the breakdown of votes on such supplementary items or alternative proposals.

Compliant [ ]	Partially compliant [ ]	Explain [ ]	Not applicable [ X ]

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11.	In the event that the company plans to pay premiums for attendance at the general shareholders’ meeting, it should first establish a general, consistent policy regarding such premiums.

Compliant [ ] Partially compliant [ ] Explain [ ] Not applicable [ X ]

12.

The board of Directors should perform its functions with unity of purpose and independent judgement, according to the same treatment to all similarly situated shareholders. It should be guided by the corporate interest, understood as the achievement of a profitable business that is sustainable in the long term and promotes the continuity thereof while maximising the economic value of the company.

In furtherance of the corporate interest, it should not only abide by laws and regulations and conduct itself according to principles of good faith, ethics and respect for commonly accepted customs and good practices, but also strive to reconcile its own interests with the legitimate interests of its employees, suppliers, customers and other stakeholders that may be affected, as applicable, as well as with the impact of its activities on the broader community and the natural environment.

Compliant [ X ] Partially compliant [ ] Explain [ ]

13.	The board of Directors should have an optimal size to promote its efficient functioning and maximise participation. The recommended range is accordingly between five and fifteen members.

Compliant [ X ] Explain [ ]

14.	The board of Directors should approve a policy aimed at favouring an appropriate composition of the board of Directors and that:

a)	Is concrete and verifiable.

b)	Ensures that proposals for appointment or re-election are based on a prior analysis of the needs of the board of Directors; and

c)

Favours a diversity of knowledge, experience, age and gender. To this end, measures that encourage the company to have a significant number of female senior managers are considered to favour gender diversity.

The results of the prior analysis of the needs of the board of Directors should be contained in the supporting report from the appointments committee published upon the calling of the general shareholders’ meeting at which the ratification, appointment or re-election of each Director is to be submitted.

The appointments committee should verify compliance with this policy on an annual basis and set out its findings in the annual corporate governance report.

Compliant [ X ] Partially compliant [ ] Explain [ ]

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15.

Proprietary and independent Directors should constitute an ample majority on the board of Directors, while the number of executive Directors should be the minimum necessary, bearing in mind the complexity of the corporate group and the percentage shares held by the executive Directors in the company’s capital.

The number of female Directors should represent at least 40% of the members of the board of Directors before the end of 2022 and thereafter, representing no less than 30% prior to this.

Compliant [ X ] Partially compliant [ ] Explain [ ]

16.

The percentage of proprietary Directors out of all non-executive Directors should be no greater than the proportion of the ownership in the company represented by such Directors to the remainder of the company’s capital.

This criterion may be relaxed:

a)	In large cap companies where few or no equity shares are considered by law to be significant shareholdings.

b)	In companies with a plurality of shareholders represented on the board of Directors but who are not otherwise related.

Compliant [ X ] Explain [ ]

17.	Independent Directors should represent at least half of all board members.

However, when the company does not have a large market capitalization, or when a large cap company has shareholders who, individually or together, control over 30% of the share capital, independent Directors should constitute at least a third of the total number of Directors.

Compliant [ X ] Explain [ ]

18.	Companies should disclose the following information regarding their Directors on their websites and keep it up to date:

a)	Background and professional experience.

b)	Directorships held in other companies, whether listed or not, and other paid activities in which they engage of whatever nature.

c)	Indication of the class of directors to which they belong, specifying, in the case of proprietary directors, the shareholder they represent or are related to.

d)	Date of their first appointment as a board member and subsequent re-elections.

e)	Shares they hold in the company, and any options over the same.

Compliant [ X ] Partially compliant [ ] Explain [ ]

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19.

Following verification by the Appointments Committee, the annual corporate governance report should disclose the reasons for the appointment of proprietary Directors at the behest of shareholders controlling less than 3% of capital, and explain any formal requests for a seat on the board that were denied where such requests came from shareholders whose interests in the company’s share capital were equal to or greater than those of others at whose behest proprietary Directors were appointed.

Compliant [ ] Partially compliant [ ] Explain [ ] Not applicable [ X ]

20.

Proprietary Directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their interests in the company to a point that requires a decrease in their number of proprietary Directors, the number of such Directors should be reduced accordingly.

Compliant [ ] Partially compliant [ ] Explain [ ] Not applicable [ X ]

21.

The board of Directors should not propose the removal of independent Directors before the expiry of their term as provided for in the bylaws except for just cause as determined by the board of Directors following a report from the appointments committee. In particular, just cause will be presumed when Directors take up new posts or responsibilities that prevent them allocating sufficient time to the work of a board member, or are in breach of their fiduciary duties or come under one of the disqualifying grounds for classification as independent enumerated in the applicable legislation.

The removal of independent Directors may also be proposed when a takeover bid, merger or similar corporate transaction alters the company’s capital structure, provided the changes in the structure of the board of Directors are in furtherance of the principle of proportionality set out in recommendation 16.

Compliant [ X ] Explain [ ]

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22.

Companies should establish rules obliging Directors to report and, if applicable, resign in the event they are affected by circumstances that, whether or not related to their actions at the company itself, could harm the company’s standing and reputation, and, in particular, to inform the board of Directors of any criminal charges brought against them and the procedural developments thereof.

And, having been informed or having otherwise become aware of any of the situations mentioned in the previous paragraph, the board should examine the situation as promptly as possible and, taking into account the specific circumstances, decide, following a report from the appointments and remuneration committee, whether or not to adopt any measures, such as opening an internal investigation, requesting the resignation of the Director or proposing their removal. This should be reported in the annual corporate governance report, unless special circumstances warrant otherwise, which must be recorded in the minutes. This is without prejudice to the information that the company is required to disseminate, if appropriate, at the time the corresponding measures are adopted.

Compliant [ X ] Partially compliant [ ] Explain [ ]

23.

Directors should express their clear opposition when they feel a proposal submitted to the board of Directors might damage the corporate interest. In particular, independent and other Directors not subject to potential conflicts of interest should strenuously challenge any decision that could harm the interests of shareholders lacking board representation.

When the board of Directors makes significant or repeated decisions with regard to which a Director has expressed serious reservations, the Director should draw the pertinent conclusions and, if they decide to resign, should set out their reasons in the letter referenced in the next recommendation.

This recommendation also applies to the secretary of the board of Directors, even if the secretary is not a Director.

Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ]

24.

When, either due to resignation or following a resolution of the general meeting, a Director leaves their role prior to the end of their term, they should provide sufficient explanation for the resignation or, in the case of non-executive Directors, an opinion on the general meeting’s grounds for removal, in a letter to be sent to all board members.

And, without prejudice to the inclusion of all of the foregoing in the annual corporate governance report, to the extent that it is relevant to investors, the company should make the departure public as soon as possible, including sufficient reference to the reasons or circumstances provided by the Director.

Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ]

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25.	The appointments committee should ensure that non-executive Directors have sufficient time available to fulfil their responsibilities effectively.

The regulations of the board of Directors should establish the maximum number of company boards on which its Directors can serve.

Compliant [ X ] Partially compliant [ ] Explain [ ]

26.

The board of Directors should meet with the necessary frequency to properly perform its functions, eight times a year at a minimum, in accordance with a calendar and agendas set at the start of the financial year to which each Director may propose the addition of initially unscheduled agenda items.

Compliant [ X ] Partially compliant [ ] Explain [ ]

27.	Director absences should be kept to a strict minimum and quantified in the annual corporate governance report. In the event of an absence, Directors should designate a proxy with instructions.

Compliant [ X ] Partially compliant [ ] Explain [ ]

28.

When Directors or the secretary express concerns about a proposal or, in the case of Directors, about the company’s performance, and such concerns are not resolved at the meeting, they should be recorded in the minutes if the person expressing them so requests.

Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ]

29.	The company should establish suitable channels for Directors to obtain the advice they need to carry out their duties, extending if necessary to external advisory services at the company’s expense.

Compliant [ X ] Partially compliant [ ] Explain [ ]

30.	Regardless of the knowledge Directors must possess to carry out their duties, companies should also offer Directors refresher courses when circumstances so advise.

Compliant [ X ] Explain [ ] Not applicable [ ]

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31.

The agendas of board meetings should clearly indicate on which points the board of Directors must arrive at a decision, so that Directors can study or gather together the information they need beforehand.

For reasons of urgency, the chairman may wish to present decisions or resolutions for board approval that were not on the meeting agenda. In such exceptional circumstances, the inclusion thereof will require the express prior consent of a majority of the Directors present, which shall be duly recorded in the minutes.

Compliant [ X ] Partially compliant [ ] Explain [ ]

32.	Directors should be regularly informed of changes in share ownership and of the views of significant shareholders, investors and rating agencies on the company and its group.

Compliant [ X ] Partially compliant [ ] Explain [ ]

33.

The chairman, as the person charged with the efficient functioning of the board of Directors, in addition to performing the duties attributed thereto by law and the company’s bylaws, should prepare and submit to the board a schedule of meeting dates and agendas; organise and coordinate regular evaluations of the board and, where appropriate, the company’s chief executive; exercise leadership of the board and be accountable for its proper functioning; ensure that sufficient time is given to the discussion of strategic issues; and approve and review refresher courses for each Director, when circumstances so advise.

Compliant [ X ] Partially compliant [ ] Explain [ ]

34.

When there is a lead Director, the bylaws or the regulations of the board of Directors, in addition to the powers that correspond to him/her by law, shall grant him/her the following: chairing the board of Directors in the absence of the chairman and vice-chairmen, if any; reflecting the concerns of the non-executive Directors; maintaining contacts with investors and shareholders to ascertain their views in order to form an opinion on their concerns, particularly in relation to the company’s corporate governance; and coordinating the chairman’s succession plan.

Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ]

35.

The secretary of the board of Directors should strive to ensure that the board’s actions and decisions are informed by the governance recommendations in the Good Governance Code that are applicable to the company.

Compliant [ X ] Explain [ ]

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36.	The full board of Directors should conduct an annual evaluation, adopting, where necessary, an action plan to correct weaknesses detected in:

a)	The quality and efficiency of the board’s operation.

b)	The operation and composition of its committees.

c)	The diversity of board composition and skills.

d)	The performance of the chairman of the board of directors and the company’s chief executive.

e)	The performance and contribution of individual directors, with particular attention to the chairs of board committees.

The evaluation of board committees should be based on reports they send the board of directors, while that of the board itself should be based on the report of the appointments committee.

Every three years, the board of Directors should engage an external consultant to aid in the evaluation process, the independence of which should be verified by the appointments committee.

Any business dealings that the consultant or members of its corporate group maintain with the company or members of its corporate group should be detailed in the annual corporate governance report.

The process followed and areas evaluated should be detailed in the annual corporate governance report.

Compliant [ X ] Partially Compliant [ ] Explain [ ]

37.

When there is an executive committee, at least two non-executive Directors should be present thereon, at least one of whom should be independent, and its secretary should be the secretary of the board of Directors.

Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ]

38.	The board of Directors should be kept fully informed of the matters discussed and decisions made by the executive committee, and all board members should receive a copy of the committee’s minutes.

Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ]

39.

When appointing members of the audit committee, and particularly its chair, their knowledge and background in accounting, auditing and both financial and non-financial risk management should be taken into account.

Compliant [ X ] Partially compliant [ ] Explain [ ]

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40.

There should be a unit in charge of the internal audit function, under the supervision of the audit committee, to monitor the effectiveness of information and internal control systems. This unit should report functionally to the board’s non-executive chair or the chair of the audit committee.

Compliant [ X ]	Partially compliant [ ]	Explain [ ]

41.

The head of the unit tasked with the internal audit function should submit its annual work plan to the audit committee, for approval by the audit committee or the board, directly inform it of its implementation, including potential impact and scope limitations arising during deployment and the results and monitoring of its recommendations and submit an activity report to it at the end of each financial year.

Compliant [ X ]	Partially compliant [ ]	Explain [ ]	Not applicable [ ]

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42.	The audit committee should have the following functions over and above those conferred by law:

1.	With respect to information and internal control systems:

a)

Monitor and evaluate the process of preparing and the integrity of financial and non-financial information, as well as the control and management systems for financial and non-financial risks related to the company and, where applicable, the group, including operational, technological, legal, social, environmental, political and reputational or corruption-related issues, reviewing compliance with regulatory requirements, proper delimitation of the consolidation perimeter and proper application of accounting criteria.

b)

Monitor the independence of the unit handling the internal audit function; propose the selection, appointment and dismissal of the head of the internal audit service; propose the service’s budget; approve or propose that the board approve its priorities and annual work plans, ensuring that its activity focuses primarily on significant risks (including reputational risks); receive regular reports on its activities; and verify that senior management is acting on the findings and recommendations of its reports.

c)

Establish and supervise a mechanism that allows employees and other persons related to the company, such as Directors, shareholders, suppliers, contractors and subcontractors, to communicate irregularities of potential importance, including financial and accounting irregularities, or those of any other nature, related to the company that they notice within the company or its group. This mechanism must ensure confidentiality and, in any case, provide for scenarios under which information can be passed on anonymously, safeguarding the rights of the reporting party and the subject of the report.

d)	Generally ensure that established internal control policies and systems are effectively implemented in practice.

2.	With regard to the external auditor:

a)	Investigate the circumstances giving rise to the resignation of the external auditor, should this come about.

b)	Ensure that the remuneration of the external auditor does not compromise its quality or independence.

c)

Ensure that the company communicates any change in the external auditor through the CNMV, accompanied by a statement regarding any disagreements arising with the outgoing auditor and the reasons for the same.

d)	Ensure that the external auditor has a yearly meeting with the full board of directors to inform it of the work undertaken and developments in the company’s risk and accounting positions.

e)

Ensure that the company and the external auditor adhere to current regulations on the provision of non-audit services, limits on the concentration of the auditor’s business and other requirements concerning auditor independence.

Compliant [ ]	Partially compliant [ X ]	Explain [ ]

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Given that BBVA is a credit institution, subject to sector regulations, it has a specific Board Committee regarding risks, the Risk and Compliance Committee, in accordance with the applicable sector regulations.

Thus, certain functions included in this recommendation, in particular, in section 1.a) on the supervision of control and risk management systems; in section 1.c), on the supervision of a mechanism for the communication of irregularities of special significance; and in section 1.d), on the supervision of the application of internal control policies and systems, are attributed, in accordance with the provisions of the Board Regulations, to the Risk and Compliance Committee, currently composed exclusively of independent directors, including its Chair.

Within the framework of BBVA’s Corporate Governance System, this Committee assists the Board in determining and monitoring the control and management policy for all the Group’s risks (financial and non-financial) that do not correspond to the other Board Committees, and also has other specialised Committees that assist the Board in other control functions in coordination with the Risk and Compliance Committee, such as those corresponding to internal financial control, which are the responsibility of the Audit Committee, those of technological risk, which are the responsibility of the Technology and Cybersecurity Committee, and those of business and reputational risk, which are the responsibility of the Executive Committee. In addition, the Risk and Compliance Committee assists the Board in supervising the reporting and internal control systems, the Regulation and Internal Control function (which includes, among other units, Compliance) and the implementation of risk and compliance cultures across the Group.

Notwithstanding the above, the Audit Committee receives directly the reports that the internal and external auditors make on their activities related to the control and management of the Group’s financial and non-financial risks, within the framework of their responsibilities and in accordance with the coordination mechanism between Committees provided for in the Board Regulations, for the best performance of their duties

43.	The audit committee should be empowered to meet with any company employee or manager, even requesting that they appear without the presence of another manager.

Compliant [ X ]	Partially compliant [ ]	Explain [ ]

44.

The audit committee should be informed of any structural or corporate changes the company is planning, so the committee can analyse the transaction and report to the board of Directors beforehand on its economic terms and accounting impact and, in particular and when applicable, the proposed exchange ratio.

Compliant [ X ]	Partially compliant [ ]	Explain [ ]	Not applicable [ ]

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45.	The risk control and management policy should identify or determine at least:

a)

The different types of financial and non-financial risks the company is exposed to (including operational, technological, legal, social, environmental, political and reputational risks, including corruption-related risks), with the inclusion under financial or economic risks of contingent liabilities and other off-balance-sheet risks.

b)	A risk control and management model based on different levels, including a specialised risk committee when sector regulations provide for this or the company deems it appropriate.

c)	The level of risk the company sees as acceptable.

d)	The measures in place to mitigate the impact of identified risks, should they materialise.

e)	The information and internal control systems to be used to control and manage the above risks, including contingent liabilities and off-balance-sheet risks.

Compliant [ X ]	Partially compliant [ ]	Explain [ ]

46.

Companies should establish an internal risk control and management function in the charge of one of the company’s internal departments or units and under the direct supervision of the audit committee or some other dedicated board committee. This function should be expressly charged with the following responsibilities:

a)	Ensure that risk control and management systems are functioning correctly and, specifically, that major risks the company is exposed to are correctly identified, managed and quantified.

b)	Actively participate in the preparation of risk strategies and in key decisions regarding the management thereof.

c)	Ensure that risk control and management systems are mitigating risks effectively within the framework of the policy established by the board of Directors.

Compliant [ X ]	Partially compliant [ ]	Explain [ ]

47.

Members of the appointments and remuneration committee—or the appointments committee and the remuneration committee, if separately constituted—should have the right balance of knowledge, skills and experience for the duties they are called on to discharge. The majority of such members should be independent Directors.

Compliant [ X ]	Partially compliant [ ]	Explain [ ]

48.	Large cap companies should have separately constituted appointments and remuneration committees.

Compliant [ X ]	Explain [ ]	Not applicable [ ]

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49.	The appointments committee should consult with the chairman of the board of Directors and the company’s chief executive, especially on matters relating to executive Directors.

When there are vacancies on the board, any of the Directors may request that the appointments committee consider potential candidates that they might find suitable.

Compliant [ X ]	Partially compliant [ ]	Explain [ ]

50.	The remuneration committee should operate independently and have the following functions in addition to those conferred by law:

a)	Propose to the board of directors the basic contractual conditions for senior managers.

b)	Monitor compliance with the remuneration policy set by the company.

c)

Periodically review the remuneration policy for Directors and senior managers, including share-based remuneration systems and their application, and ensure that their individual remuneration is proportionate to the amounts paid to other Directors and senior managers in the company.

d)	Ensure that potential conflicts of interest do not undermine the independence of any external advisory services rendered to the committee.

e)	Verify the information on Directors’ and senior managers’ remuneration contained in corporate documents, including the annual report on the remuneration of Directors.

Compliant [ X ]	Partially compliant [ ]	Explain [ ]

51.	The remuneration committee should consult with the company’s chairman and chief executive, especially on matters relating to executive Directors and senior managers.

Compliant [ X ]	Partially compliant [ ]	Explain [ ]

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52.

The rules regarding the composition and functioning of supervision and control committees should be set out in the regulations of the board of Directors and aligned with those imposed on committees by law as specified in the preceding recommendations, including that:

a)	Committees should be comprised exclusively of non-executive directors, with a majority of independent directors.

b)	They should be chaired by independent directors.

c)

The board of directors should appoint the members of such committees with regard to the knowledge, skills and experience of the directors on and remits of each committee; deliberate regarding their proposals and reports; and provide reports on their activities and work at the first board plenary following each committee meeting.

d)	They may engage external advisory services when they deem this to be necessary for the discharge of their functions.

e)	Minutes should be taken at all meetings and made available to all Directors.

Compliant [ ] Partially compliant [ X ] Explain [ ] Not applicable [ ]

The Technology and Cybersecurity Committee, which is a consultative Committee, established on a voluntary basis by the Bank and without executive functions, is made up of four non-executive members and chaired by an executive director. The remit of this Committee, which does not meet the attributes of a supervision and control committee, given its technical and support nature, as per its regulations, includes information and monitoring functions within its remit, with the purpose of supporting the Board of Directors in the performance of its functions. In 2025, the Technology and Cybersecurity Committee performed the specific functions of supporting the Board in the analysis and monitoring of the strategy and technological risks (including cybersecurity) assigned to it in its regulations, additionally and supplementing the oversight of all BBVA Group financial and non-financial risks developed by the Risk and Compliance Committee, in support of the Board, which is justified by the particular and technical nature of technology and cybersecurity related matters.

53.

Monitoring of compliance with the policies and regulations of the company in environmental, social and corporate governance matters, as well as with internal codes of conduct, should be assigned to one committee or entrusted to several committees of the board of Directors, which may be the audit committee, the appointments committee, a specialised sustainability or corporate social responsibility committee or another specialised committee that the board of Directors, in furtherance of its powers of self-organisation, may have chosen to create. And such a committee should be composed only of non-executive Directors, the majority being independent and specifically assigned the minimum duties set out in the following recommendation.

Compliant [ X ] Partially compliant [ ] Explain [ ]

To complement Recommendation 53, the oversight of the Bank’s compliance with policies and rules in the area of environmental, social and corporate governance, as well as internal codes of conduct, and other matters referred to in Recommendation 54, is not attributed only to a specialized Committee, but is attributed, in a coordinated manner, to different Committees of the Board of Directors according to their respective areas of specialization and action. More specifically, these competencies are attributed to the Appointments and Corporate Governance, Audit Committee and Risk and Compliance Committee, all of which are composed exclusively of non-executive directors and at least the majority of whom are independent directors.

In accordance with the functions attributed to it, the Appointments and Corporate Governance Committee periodically evaluates and reviews BBVA’s corporate governance system; and the Audit Committee supervises the process of preparing and presenting the related public information.

The Risk and Compliance Committee monitors the evolution of all the Group’s financial and non-financial risks, which provides it with a global and complete vision of all risks, including those associated with sustainability and their integration into the Group’s risk analysis and management, included in the Group’s Risk Appetite Framework, in coordination with the rest of the Committees (through different reports and “cross” composition) to which, due to their specialty, the Board has assigned specific non-financial risk functions, such as accounting, tax risks and public information (reporting) by the Audit Committee, or technological and cybersecurity risks by the Technology and Cybersecurity Committee. Likewise, the Risk and Compliance Committee, in accordance with the functions attributed to it in its Regulations, is informed of non-compliance with applicable internal and external regulations and also examines the draft codes of ethics and conduct and their respective

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amendments. These functions are integrated into the activities carried out by the Board Committees during the 2025 financial year

54.	The minimum functions referred to in the above recommendation are as follows:

a)	Monitoring of compliance with corporate governance rules and internal company codes of conduct, ensuring the alignment of the corporate culture with its purpose and values.

b)

Monitoring the implementation of the general policy relating to the communication of economic-financial, non-financial and corporate information as well as communication with shareholders and investors, proxy advisers and other stakeholders. In addition, the way in which the entity communicates and engages with small and medium-sized shareholders will also be monitored.

c)

Periodic evaluation and review of the effectiveness of the company’s corporate governance system and its environmental and social policy with the aim of procuring that they fulfil their mission to promote the corporate interest and take account, as applicable, of the legitimate interests of the remaining stakeholders.

d)	Monitoring the company’s environmental and social practices to ensure their alignment with the established strategy and policy.

e)	Monitoring and evaluating the company’s interactions with its various stakeholder groups.

Compliant [ X ] Partially compliant [ ] Explain [ ]

55.	Environmental and social sustainability policies should identify and include at least:

a)

Principles, commitments, objectives and strategy in relation to shareholders, employees, customers, suppliers, social and environmental matters, diversity, tax liability, respect for human rights and the prevention of corruption and other illegal conduct.

b)	Methods and systems to monitor compliance with policies, associated risks and the management thereof.

c)	Mechanisms for monitoring non-financial risks, including those related to ethics and business conduct.

d)	Channels for stakeholder communication, participation and dialogue.

e)	Responsible communication practices that prevent the manipulation of information and protect honour and integrity.

Compliant [ X ] Partially compliant [ ] Explain [ ]

56.

Director remuneration should be sufficient to attract and retain individuals with the desired profile and compensate the commitment, abilities and responsibility that the post demands, but not so high as to compromise the independent judgement of non-executive directors.

Compliant [ X ] Explain [ ]

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57.

Variable remuneration linked to the company’s and the Director’s performance, the award of shares, options or any other right to acquire shares or instruments tied to the price of shares, and long-term savings schemes such as pension and retirement plans and other social pension systems should be limited to executive Directors.

The company may consider the share-based remuneration of non-executive directors provided they retain such shares until they are no longer serving as directors. The foregoing condition will not apply to any shares that the director must dispose of to satisfy costs related to their acquisition.

Compliant [ X ] Partially compliant [ ] Explain [ ]

58.

In the case of variable remuneration, remuneration policies should include limits and technical safeguards to ensure that such remuneration reflects the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, or circumstances of that kind.

In particular, components of variable remuneration should:

a)	Be tied to predetermined and measurable performance criteria that factor in the risk assumed to obtain a given outcome.

b)

Promote the sustainability of the company and include non-financial criteria that are suited to the long-term creation of value, such as compliance with the company’s internal rules and procedures and its risk control and management policies.

c)

Be structured around achieving a balance between the fulfilment of short, medium and long-term objectives, such that performance-related pay rewards on-going achievement over a sufficient period of time to appreciate its contribution to the long-term creation of value and to ensure that performance is not measured based solely on one-off, occasional or extraordinary events.

Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ]

59.

The payment of variable remuneration components should be subject to sufficient verification that performance-related or other previously established conditions have been effectively fulfilled. The criteria in relation to the required timing and methods of such verification must be provided by the bodies in the annual report on the remuneration of directors, according to the nature and characteristics of each variable component.

In addition, entities must evaluate whether to establish a reduction (‘malus’) arrangement based on the deferral, for a sufficient period, of the payment of a part of the variable components that entails the total or partial loss thereof in the event this is deemed advisable due to an event occurring prior to the time of payment.

Compliant [ X ] Partially compliant [ ] Explain [ ] Not applicable [ ]

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60.	Remuneration tied to company results should take into account any qualifications stated in the external auditor’s report that reduce such results.

Compliant [ X ]	Partially compliant [ ]	Explain [ ]	Not applicable [ ]

61.	A significant percentage of executive directors’ variable remuneration should be tied to the award of shares or financial instruments whose value is linked to the share price.

Compliant [ X ]	Partially compliant [ ]	Explain [ ]	Not applicable [ ]

62.

Once the shares, options or financial instruments corresponding to the remuneration systems have been allocated, the executive directors may not transfer their ownership of or exercise them until a period of at least three years has elapsed.

An exception to the above is made in the event that the director has, at the time of transfer or exercise, a net economic exposure to the change in the price of shares for a market value equal to at least twice their annual fixed remuneration through the ownership of shares, options or other financial instruments.

The foregoing shall not apply to any shares that the Director needs to dispose of in order to cover the costs associated with the acquisition thereof or, subject to the approval of the appointments and remuneration committee, in the event of extraordinary situations that so require.

Compliant [ X ]	Partially compliant [ ]	Explain [ ]	Not applicable [ ]

63.

Contractual arrangements should include provisions that permit the company to request the reimbursement of variable remuneration components when the payment thereof was not in line with the conditions applicable to the director’s performance or was based on data subsequently found to be incorrect.

Compliant [ X ]	Partially compliant [ ]	Explain [ ]	Not applicable [ ]

64.

Resolution or termination payments should not exceed an amount equal to two years of the Director’s total annual remuneration and should not be paid until the company confirms that the Director has met the predetermined performance criteria or conditions established for the receipt thereof.

For purposes of this recommendation, contractual resolution or termination payments shall include any credits whose accrual or payment obligation arises upon or as a consequence of the termination of the contractual relationship linking the Director with the company, including unvested amounts in long-term savings systems and amounts awarded in connection with post-contractual non-compete agreements.

Compliant [ X ]	Partially compliant [ ]	Explain [ ]	Not applicable [ ]

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ANNUAL CORPORATE GOVERNANCE REPORT OF LISTED COMPANIES

As a complement to Recommendation 64, it should be noted that, in accordance with the provisions of the BBVA Directors’ Remuneration Policy, approved by the General Shareholders’ Meeting held in 2023, the Bank has no severance payment commitments to executive directors.

As detailed in the aforementioned Remuneration Policy, the contractual framework defined for executive directors establishes a post-contractual non-competition clause, for a period of two years following their termination as executive directors of BBVA, provided that the termination is not due to their retirement, disability or serious breach of their duties. In compensation for this agreement, the executive directors will receive from the Bank a remuneration for a total amount equivalent to a fixed annual remuneration for each year of duration, which will be paid on a monthly basis during the two years of duration of the non-competition agreement.

On the other hand, the Bank has assumed pension commitments with the Chair to cover the contingencies of retirement, death and disability, the conditions of which are detailed in the BBVA Directors’ Remuneration Policy. In the case of the commitment to cover the retirement contingency, it is a defined contribution system, for which the annual contributions to be made are fixed in advance. By virtue of this commitment, the Chair is entitled to receive a retirement benefit, when he reaches the legally established age, which will be the result of the sum of the contributions made by the Bank and their corresponding yields up to that date, provided that he is not terminated due to a serious breach of his duties. There is no provision for the possibility of receiving an early retirement pension.

Indicate whether any directors voted against or abstained from voting on the approval of this report.

[  ]    Yes

[ √ ]    No

I declare that the data included in this statistical annex coincide and are consistent with the descriptions and data included in the annual corporate governance report published by the company.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: February 13, 2026
By: /s/ Domingo Armengol Calvo

Name: Domingo Armengol Calvo

Title: Corporate Secretary and Secretary of the
Board of Directors